As submitted confidentially to the Securities and Exchange Commission on February 3, 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Aquantia Corp.

(Exact name of Registrant as specified in its charter)

Delaware	3674	20-1199709
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Aquantia Corp.

105 E. Tasman Drive

San Jose, California 95134

(408) 228-8300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Faraj Aalaei

President and Chief Executive Officer

Aquantia Corp.

105 E. Tasman Drive

San Jose, California 95134

(408) 228-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Babak Yaghmaie Robert W. Phillips Joshua A. Kaufman Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	Mark Voll Chief Financial Officer Aquantia Corp. 105 E. Tasman Drive San Jose, California 95134 (408) 228-8300	Jorge del Calvo Davina K. Kaile Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2016

             Shares

COMMON STOCK

This is the initial public offering of shares of common stock of Aquantia Corp. We are offering              shares of our common stock, and the selling stockholders identified in this prospectus are offering an additional              shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to have our common stock listed on the              under the symbol “             .”

We are an “emerging growth company,” as defined under the federal securities laws, and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $             PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Aquantia	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to              additional shares of common stock from us to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2016.

MORGAN STANLEY	BARCLAYS	DEUTSCHE BANK SECURITIES

NEEDHAM & COMPANY		RAYMOND JAMES

                    , 2016

None of the company, the selling stockholders or the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have and are likely to have changed since that date.

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: None of the company, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, the terms “Aquantia,” “the company,” “we,” “us,” and “our” in this prospectus refer to Aquantia Corp. and its subsidiaries.

AQUANTIA CORP.

Overview

We are a leader in the design, development and marketing of advanced high-speed communications integrated circuits, or ICs, for Ethernet connectivity in the data center and enterprise markets. Our Ethernet solutions provide a critical interface between the high-speed analog signals transported over wired infrastructure and the digital information used in computing and networking equipment. Our products are designed to cost-effectively deliver leading-edge data speeds for use in the latest generation of communications infrastructure to alleviate network bandwidth bottlenecks caused by the exponential growth of global Internet Protocol, or IP, traffic. Many of our semiconductor solutions have established benchmarks in the industry in terms of performance, power consumption and density. Our innovative solutions enable our customers to differentiate their product offerings, position themselves to gain market share and drive the ongoing equipment infrastructure upgrade cycles in the data center and enterprise markets.

Ethernet is a ubiquitous and evolving standard of network connectivity that is characterized by its reliability and backward compatibility, which enables easy upgrades and continuity of operation through upgrade cycles. The Ethernet physical layer, or PHY, device market represents a substantial opportunity at each upgrade cycle, with approximately one billion ports shipped in 2014 and approximately 1.5 billion ports expected to ship in 2020. One Gigabit Ethernet, or GbE, has been deployed as a mainstream wired connectivity standard for over a decade. However, GbE is increasingly insufficient to meet the bandwidth requirements that can accommodate the exponential growth of global IP traffic. As a result, the GbE infrastructure is currently undergoing an upgrade cycle that is driven by the need to alleviate bandwidth bottlenecks on the wired side of networking equipment, including the data center (servers and switches) and the enterprise (wireless access points, or APs, and switches). Historically, the transition to the next Ethernet generation has been led by the introduction of IC solutions that reliably and cost-effectively meet the new Ethernet standard. We believe that the current upgrade cycle will follow the same course.

As the data rate on the PHY device continues to increase, the technical challenges of designing high-speed communications ICs require a significantly new architectural approach. In order to meet next-generation performance requirements with low power consumption and a small footprint, our differentiated architecture combines our two fundamental innovations: Mixed-Mode Signal Processing, or MMSP, which partitions signal processing across analog and digital domains, and Multi-Core Signal Processing, or MCSP, which incorporates multiple customized units to more efficiently process digital signals. We also implement patented techniques in Analog Front-End, or AFE, algorithms, power management and programmability in the design of our products. Our next-generation Ethernet solutions have been developed by one of the most innovative design teams in the semiconductor industry, with deep expertise across multiple disciplines that range from analog and mixed-mode design to digital signal processing and communication theory. We have leveraged the expertise of our design team to achieve technological breakthroughs and bring what we believe to be best-in-class semiconductor solutions to market, anticipating the future technological needs of our customers and helping them shape their product roadmaps. For example, in 2012 we created a novel technology that we call AQrate, which has been adopted by the Institute of Electrical and Electronics Engineers, or IEEE, as the baseline for the upcoming 802.3bz standard. This technology is currently being deployed in the enterprise market.

We are a fabless semiconductor company. We have shipped millions of ICs to customers across three semiconductor process generations and are currently in mass production on 28nm. We estimate that our total addressable market opportunity across application-specific standard product, or ASSP, and application-specific integrated circuit, or ASIC, applications is approximately $8.6 billion, based on estimates for 2016 from Gartner Research. During the year ended December 31, 2014 and the nine months ended September 30, 2015, our customers included Aruba (acquired by Hewlett-Packard Enterprise in 2015), Brocade, Cisco, Dell, Hewlett-Packard Enterprise, Huawei, IBM, Intel, Juniper, Oracle and Ruckus. For the year ended December 31, 2014 and the nine months ended September 30, 2015, sales to Intel accounted for approximately 68% and 77% of our revenue, respectively. For the year ended December 31, 2014 and the nine months ended September 30, 2015, our revenue was $24.5 million and $56.5 million, respectively, our net loss was $27.8 million and $13.3 million, respectively, and our Non-GAAP income (loss) from operations was $(24.5) million and $0.1 million, respectively. See “—Summary Consolidated Financial Data—Non-GAAP Financial Measures” below for additional information regarding non-GAAP financial measures and a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Industry Opportunities

The migration of data to the cloud and the proliferation of mobile devices are continuously driving the need for faster wired connections in data center and enterprise infrastructure. The legacy infrastructure currently installed in these environments is primed for the next upgrade cycle. The data transported over wired connections can be transmitted either optically or electrically, and the transport protocol is typically based on the widely deployed Ethernet standard. Optical solutions are generally able to carry high-bandwidth traffic over long distances, but can be cost-prohibitive in short-distance applications that are typical of the data center and enterprise environments. Electrical copper-based interconnects are generally less expensive than optical solutions due to their implementation in silicon. The most commonly deployed interconnect solution is based on twisted-pair copper cabling, commonly called Ethernet cable, or BASE-T. The 100-meter reach of BASE-T, its ease of deployment and its large installed base have made it the preferred medium in many information technology, or IT, environments. In 2015, the vast majority of all links in data center and enterprise environments were based on GbE, and 90% of all GbE links were based on twisted-pair copper cabling.

The increasing demand for faster connectivity in data center has led network engineers to consider upgrading from GbE to 10GbE, with the 10GBASE-T standard experiencing the fastest growth among existing 10GbE physical layer options, due to its reach, lower cost and backward compatibility with earlier generations of Ethernet. Crehan Research projects that shipments of 10GBASE-T in data centers will reach 32 million ports in 2019, representing a compound annual growth rate of 52% from 2015 through 2019.

In the enterprise environment, GbE over twisted-pair copper cabling, or 1000BASE-T, has been adopted as the preferred connectivity between PCs, wireless local-area networks, or WLANs, APs and Ethernet switches. This adoption has been facilitated by the ease of deployment of Ethernet cables in ceilings and walls, and the relatively low cost of 1000BASE-T-based networking equipment. Ethernet cables have been widely deployed in this segment of the market, representing more than 90% of the worldwide base of cables installed between 2003 and 2014. With the advent of 802.11ac, the latest IEEE standard for WiFi pushing throughput up to 5Gbps, the wired GbE connectivity between WLAN APs and switches has become insufficient and the need for a multigigabit Ethernet wired connectivity solution has emerged.

Challenges to the Adoption of 10GbE and Multigigabit Ethernet over Copper Cabling

•	Technical Challenges. The continued increase in signal transmission speeds presents a number of technical challenges due to the significant impairments, such as attenuation, crosstalk and echo, suffered by the signal as it is transmitted over copper cabling. As transmission speeds increase beyond one gigabit per second, the amount of processing required to be performed in the silicon layer to address these impairments increases correspondingly, leading to greater design complexity. In recent years, innovations in the areas of digital signal processing and semiconductor manufacturing have further advanced the use of copper cabling for high-speed data transmission.

•	Power Consumption. As the amount of processing performed in the silicon layer increases to address signal impairments, the power consumption of the entire PHY device also increases. In recent years, advancements in lithography and other manufacturing process technologies have allowed for significantly reduced transistor geometries, resulting in considerably lower power consumption per IC and a greater level of integration. Interconnect solutions based on 10GbE over copper cabling have benefited from these manufacturing advancements.

Nevertheless, addressing these technical challenges with conventional silicon architectures generally yields ICs that are inefficient and consume more power. We believe the design of complex signal processing solutions requires a novel architectural approach.

Our Solution

We have developed a differentiated architecture that leverages our deep technical design expertise to create integrated high-performance connectivity solutions that address the significant opportunities present in the data center and enterprise markets. Our Ethernet PHY solutions provide a critical interface between the high-speed analog signals transported over wired infrastructure and the digital information used in computing and networking equipment. Our architecture combines our two fundamental innovations, MMSP and MCSP, as well as several other patented techniques in AFE design, algorithms, power management and programmability.

We initially used these core innovations in the development of 10GBASE-T PHY devices, and subsequently in custom ASICs for Intel that integrate our PHY devices with various elements of Intel’s proprietary technologies. These custom ASICs are driving the transition to 10GbE networking from legacy GbE technology in data center server applications. More recently, we employed our fundamental PHY expertise to develop AQrate, our technology designed to improve transmission speeds from 1GbE to 5GbE over existing copper cabling infrastructure in the enterprise market.

Benefits We Provide to Our Customers

We believe our solutions provide our customers the following benefits:

•	Performance. The combination of our MMSP and MCSP innovations creates an architecture that is die-size optimized for high performance. These core processing units are responsible for correcting impairments suffered by the signal as it is transmitted over Ethernet cable. We believe our innovative, low cost implementation of these building blocks delivers quality and reliability that exceed industry standards.

•	Power. We produce ICs that reduce complexity in the digital signal processing logic due, in part, to our novel MMSP architecture. Architectural innovations such as our MMSP have enabled our PHY ICs to deliver low power consumption. For instance, our first generation PHY product was delivered at lower power in 90nm as compared to similar products delivered by our competitors in 65nm.

•	Port Density. Our proprietary analog architecture leads to small-footprint ICs. As we migrated our 10GbE solution to the 40nm process node, our higher density design allowed us to deliver the industry’s first 10GBASE-T quad-port in a 25mm x 25mm package. We believe this small-size package enabled our customers, for the first time, to design a high-density 48-port switch platform in a single-row of chipsets, instead of the inefficient 2-row design that was previously used.

•	Innovation and Customer Focus. Given the technical challenges associated with developing high-speed PHY products, our customers typically rely on our technical expertise, deep understanding of the PHY market and execution track record to deliver them solutions. By anticipating future trends and demonstrating an in-depth understanding of our customers’ evolving needs, we believe we have the ability to translate our ideas into innovative product concepts, which in turn enables our customers to deliver best-in-class products into their markets. We operate at a high level of responsiveness to our customers’ needs due to our lean structure and process efficiency, and have a well-established track record of delivering on our customers’ specifications from the first silicon order.

•	High Quality. To sustain our market leadership, we emphasize high quality across all of our product lines and continuously work to exceed customer expectations. Our high-volume customers report quality metrics on products we ship that are significantly higher than industry norms. We have been able to maintain this standard of high quality across three generations of standard CMOS process technology, most recently on 28nm.

Our Competitive Strengths

•	Differentiated Technology Architecture. We believe our connectivity solutions, many of which are protected with patents and our fundamental trade secrets around analog and mixed signal design, provide us with a significant competitive advantage across our target end markets. Our semiconductor solutions have repeatedly established benchmarks in the industry in terms of performance, power consumption and density. We believe our design techniques and technical innovations, including our MMSP and MCSP technology, enable us to successfully compete with and win designs against larger, more established peers. As of December 31, 2015, we had a total of 81 issued patents, 69 of which are U.S. patents, and 22 pending U.S. patent applications.

•	Top Industry Talent. We believe the engineering and design talent of our employees is critical to our success. As of December 31, 2015, we employed 144 engineers with deep technical expertise in analog and mixed-mode signal design, digital signal processing, communication theory and chip-level integration. Our highly talented team of engineers brings together expertise in varied products and experience from across industry leaders.

•	Consistent Long-Term Relationships with Leaders in Our Markets. We have built significant long-term relationships with, and have developed our solutions for, industry leaders, including Intel, the leader in server microprocessors, and Cisco, the leader in networking infrastructure. We have repeatedly demonstrated our ability to address and preempt the technological challenges facing each of these customers and, as a result, we are designed into several of their respective current systems and their emerging products and architectures.

•	Market Insight and Vision. We are deeply involved with our customers in defining next-generation technologies by leveraging our market knowledge and product expertise in the data center and enterprise markets. We are helping shape our customers’ roadmaps and product offerings to their end customers through our fundamental understanding of their technology cycles and product needs. We believe this has enabled us to anticipate market trends ahead of our competition, develop innovative technologies in existing markets and create new market opportunities.

•	Track Record of Execution. We believe we have demonstrated a track record of execution excellence by productizing existing technologies and bringing to market industry-defining technological developments. To date, we have shipped millions of data center-class ICs with our core communications technologies and have achieved multiple design wins for ASIC and PHY products across a variety of end markets with a growing number of existing and new customers. Similarly, we demonstrated our ability to bring an entirely new product to market with the successful development and launch of AQrate in the enterprise. AQrate has been established as the technology leader through its adoption by the IEEE as the baseline for the upcoming 802.3bz standard, which refers to the standard for 5GbE and 2.5GbE.

Our Strategy

Key elements of our strategy include:

•	Expand Market Share with Leaders in Existing Markets. Customers with which we have existing supplier relationships are continuously developing new products in existing and new application areas. These customers tend to be large multinational enterprises with significant annual budgets for IC purchases. We intend to increase our market share through our existing customer base by applying our design capabilities to new design programs and by continuing to foster deep relationships with these customers.

•	Sell to New Customers in Existing Markets. We have successfully demonstrated a number of key benefits to our existing customers within certain applications and markets, such as the data center and enterprise markets. We believe these customers’ products have become more competitive as a direct result of using our solutions. We intend to work with other leading original equipment manufacturers in our existing markets to help them realize similar benefits by deploying our IC solutions.

•	Broaden Product Portfolio to Target New Markets. We intend to continue to develop new products that we can leverage across our core data center and enterprise markets, as well as new markets. In particular, we believe that our enterprise product line can be leveraged to address the access market, where a number of devices, such as gateways and WiFi routers, set-top boxes, PCs and storage devices need to keep up with increasing bandwidth requirements.

•	Continue to Enhance Key Technological Expertise. We maintain three intertwining areas of technical expertise: analog and mixed-mode signal design, signal processing and algorithms, and Ethernet networking. Our engineers have a deep knowledge of Ethernet and data networking that enables us to assist our customers in driving their product roadmaps. We intend to invest in research and development to continue to drive industry leadership.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, among others:

•	We depend on a limited number of customers for a substantial majority of our revenue, and believe that our operating results for the foreseeable future will continue to depend on sales to Intel and Cisco, our two largest customers. If we fail to retain or expand our customer relationships or if our customers cancel or reduce their purchase commitments, our revenue would decline significantly.

•	Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future as a result of a variety of factors, many of which are beyond our control, including customer demand and product life cycles, market acceptance of our products and our customers’ products and pricing, product cost and product mix. Fluctuations in our revenue and operating results could cause our stock price to fluctuate.

•	Our success and future revenue depend on our ability to achieve design wins and to convince our current and prospective customers to design our products into their product offerings. If we do not continue to win designs or if our products are not designed into our customers’ product offerings, our results of operations and business will be harmed.

•	The success of our products is dependent on our customers’ ability to develop products that achieve market acceptance, and our customers’ failure to do so could negatively affect our business.

•	Our target markets may not grow or develop as we currently expect, and if we fail to penetrate new markets, such as the access market, and scale successfully within those markets, our revenue and financial condition could be harmed.

•	If we are not able to successfully introduce and ship in volume new products as our existing products near the end of their product lifecycle, our business and revenue will suffer.

•	If we fail to accurately anticipate and respond to rapid technological change in the industries in which we operate, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

•	If we fail to compete effectively, we may lose or fail to gain market share, which could negatively impact our operating results and our business.

•	We depend on third parties for our wafer, assembly and testing operations which exposes us to certain risks that may harm our business.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier.

We have irrevocably elected not to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Corporate Information

We were incorporated in Delaware on January 27, 2004. Our principal executive offices are located at 105 E. Tasman Drive, San Jose, California 95134 and our telephone number is (408) 228-8300. Our corporate website address is www.aquantia.com. Information contained on or accessible through our website is not a part of this prospectus, should not be relied on in determining whether to make an investment decision, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained registered trademarks for Aquantia and AQrate. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Over-allotment option offered by us	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million (or $         million if the underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We currently intend to use approximately $         million of the net proceeds we receive from this offering to prepay a portion of our outstanding indebtedness, though this may change due to market or other factors.

We intend to use the remaining net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to use of proceeds for such purposes. We also may use a portion of the remaining net proceeds to acquire complementary businesses, products, services or technologies; however, we do not have agreements or commitments for any specific acquisitions at this time. See the section titled “Use of Proceeds.”

Risk factors	You should read the section titled “Risk Factors” for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed trading symbol	“ ”

The number of shares of our common stock to be outstanding after this offering is based on 240,646,930 shares of common stock outstanding as of December 31, 2015, and excludes:

•	35,321,188 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2015, at a weighted-average exercise price of $0.27 per share;

•	shares of our common stock reserved for future issuance under our Amended and Restated 2015 Equity Incentive Plan, or the 2015 Plan, which amendment and restatement will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2015 Plan;

•	2,675,814 shares of convertible preferred stock issuable upon the exercise of convertible preferred stock warrants (excluding our Series C-1 and Series H convertible preferred stock warrants) outstanding as of December 31, 2015, at a weighted-average exercise price of $1.01 per share, which warrants will convert into warrants to purchase 2,675,814 shares of common stock immediately prior to the closing of the offering; and

•	3,006,088 shares of Series C-1 convertible preferred stock issuable upon the exercise of our Series C-1 convertible preferred stock warrant outstanding as of December 31, 2015, at an exercise price of approximately $ per share, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), which warrant will convert into a warrant to purchase 3,500,700 shares of common stock immediately prior to the closing of this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

•	a -for- reverse split of our common stock expected to be completed prior to the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock to cover over-allotments, if any;

•	the automatic conversion of our convertible preferred stock warrants outstanding as of December 31, 2015 into warrants to purchase an aggregate of 6,176,514 shares of our common stock immediately prior to the closing of this offering and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the offering;

•	the automatic conversion of all of our convertible preferred stock outstanding as of December 31, 2015 into an aggregate of 198,078,257 shares of our common stock immediately prior to the closing of this offering; and

•	32,812,513 shares of common stock outstanding as of December 31, 2015, which includes 12,967,161 shares of common stock issued pursuant to the early exercise of options through the tender of promissory notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for the year ended December 31, 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the nine months ended September 30, 2014 and 2015, and the consolidated balance sheet data as of September 30, 2015, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and our results for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31, 2014		Nine Months Ended September 30,
			2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue		$24,500	$15,854		$56,527
Cost of revenue(1)		16,189	10,305		31,010

Gross profit		8,311	5,549		25,517
Operating expenses:
Research and development(1)		27,343	21,268		19,431
Sales and marketing(1)		2,142	1,701		2,588
General and administrative(1)		4,403	3,492		3,949
Collaboration and development charge		—	—		12,024

Total operating expenses		33,888	26,461		37,992

Loss from operations		(25,577)	(20,912)		(12,475)
Other income (expense):
Interest expense		(2,164)	(1,569)		(2,483)
Change in fair value of convertible preferred stock warrant liability		(15)	128		1,735
Other income, net		12	20		12

Total other income (expense)		(2,167)	(1,421)		(736)

Loss before income tax expense		(27,744)	(22,333)		(13,211)
Income tax expense		56	39		81

Net loss attributable to common stockholders and comprehensive loss		$(27,800)	$(22,372)		$(13,292)

Net loss per share attributable to common stockholders, basic and diluted(2)		$(2.48)	$(2.04)		$(0.97)

Weighted-average shares used to compute net loss per share, basic and diluted(2)		11,196,337	10,942,022		13,726,358

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$			$

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
	(in thousands)
Cost of revenue	$10	$8	$11
Research and development	382	306	276
Sales and marketing	36	29	51
General and administrative	430	387	259

Total	$858	$730	$597

(2)	See Note 14 to our audited consolidated financial statements and to our unaudited interim consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders, and the number of weighted-average shares used to compute the per share amounts.

	As of September 30, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,497	$	$
Working capital	37,092
Total assets	58,561
Total debt	23,671
Convertible preferred stock warrant liability	12,202
Total liabilities	48,325
Convertible preferred stock	199,153
Total stockholders’ (deficit) equity	(188,917)

(1)	The pro forma column gives effect to (1) the automatic conversion of all of our outstanding convertible preferred stock into 198,078,257 shares of our common stock immediately prior to the closing of this offering, (2) the automatic conversion of our convertible preferred stock warrants into warrants to purchase an aggregate of 6,176,514 shares of our common stock immediately prior to the closing of this offering, the related reclassification of the preferred stock warrant liability to additional paid-in capital and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the offering, and (3) the filing and effectiveness of our amended and restated certificate of incorporation as of immediately prior to the closing of this offering.
(2)	The pro forma as adjusted column gives effect to the pro forma adjustments described in footnote (1) above and gives further effect to (a) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (b) the application of approximately $ million of the net proceeds from this offering to prepay in full the outstanding indebtedness under our loan with Pinnacle Ventures L.L.C.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease), each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity on a pro forma as adjusted basis by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, working capital, total asset and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $ million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

We use the financial measures set forth below, which are non-GAAP financial measures, to help us analyze our financial results, establish budgets and operational goals for managing our business and to evaluate our performance. We also believe that the presentation of these non-GAAP financial measures in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, the non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. The non-GAAP financial measures presented in this prospectus should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP.

The information in the table below sets forth the non-GAAP financial measures that we use in this prospectus.

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
	(in thousands, except percentages)
Non-GAAP income (loss) from operations	$(24,549)	$(20,012)	$146
Adjusted EBITDA	$(22,819)	$(18,731)	$1,525
Adjusted EBITDA margin	(93)%	(118)%	3%

Non-GAAP Income (Loss) from Operations. We define non-GAAP income (loss) from operations as income (loss) from operations reported on our consolidated statements of operations, excluding the impact of the following non-cash charges: stock-based compensation, a collaboration and development charge and amortization of acquired intangibles. We have presented non-GAAP income (loss) from operations because we believe that the exclusion of these non-cash charges allows for a more relevant comparison of our results of operations to other companies in our industry.

Adjusted EBITDA and Adjusted EBITDA Margin. We define adjusted EBITDA as our net loss excluding: (1) stock-based compensation; (2) depreciation and amortization; (3) interest expense; (4) a collaboration and development charge; (5) change in fair value of convertible preferred stock warrant liability; (6) other income, net; and (7) income tax expense. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue. We have presented adjusted EBITDA and adjusted EBITDA margin because we believe they are important measures used by industry analysts and investors to compare our performance against that of our peer group and they provide a useful measure for period-to-period comparisons of our core operating performance.

Reconciliation of Non-GAAP Financial Measures

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
	(in thousands, except percentages)
Non-GAAP Income (Loss) from Operations:
Loss from operations	$(25,577)	$(20,912)	$(12,475)
Stock-based compensation	858	730	597
Amortization of acquired intangible	170	170	—
Collaboration and development charge	—	—	12,024

Non-GAAP income (loss) from operations	$(24,549)	$(20,012)	$146

Adjusted EBITDA and Adjusted EBITDA Margin:
Net loss	$(27,800)	$(22,372)	$(13,292)
Stock-based compensation	858	730	597
Depreciation and amortization	1,900	1,451	1,379
Interest expense	2,164	1,569	2,483
Collaboration and development charge	—	—	12,024
Change in fair value of convertible preferred stock warrant liability	15	(128)	(1,735)
Other income, net	(12)	(20)	(12)
Income tax expense	56	39	81

Adjusted EBITDA	$(22,819)	$(18,731)	$1,525

Revenue	$24,500	$15,854	$56,527
Adjusted EBITDA margin	(93)%	(118)%	3%

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operation.

Risks Related to Our Business and Our Industry

We depend on a limited number of customers for a substantial majority of our revenue. If we fail to retain or expand our customer relationships or if our customers cancel or reduce their purchase commitments, our revenue could decline significantly.

We derive a substantial majority of our revenue from a limited number of customers. We believe that our operating results for the foreseeable future will continue to depend on sales to Intel Corporation, or Intel, and Cisco Systems, Inc., or Cisco, our two largest customers. For the year ended December 31, 2014 and the nine months ended September 30, 2015, sales to Intel accounted for approximately 68% and 77% of our revenue. Substantially all of our sales to date, including sales to Intel and Cisco, have been made on a purchase order basis, which orders may be cancelled, changed or delayed with little or no notice or penalty. As a result of this customer concentration, our revenue could likely fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of Intel, Cisco or any other significant customer. In the future, Intel, Cisco or any other significant customer may decide to purchase fewer units than they have in the past, may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase our semiconductor solutions at all, any of which could cause our revenue to decline materially and materially harm our financial condition and results of operations. In addition, our relationships with existing customers may deter potential customers who compete with these customers from buying our semiconductor solutions. If we are unable to diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Our revenue and operating results may fluctuate from period to period, which could cause our stock price to fluctuate.

Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	customer demand and product life cycles;

•	the receipt, reduction or cancellation of orders by customers;

•	fluctuations in the levels of component inventories held by our customers, which have in the past caused significant fluctuations in our revenue;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	our research and development costs and related new product expenditures;

•	fluctuations in sales by product manufacturers that incorporate our semiconductor solutions into their products;

•	end-market demand, including cyclicality and the competitive landscape;

•	cyclical fluctuations in the semiconductor market;

•	fluctuations in our manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers; and

•	changes in our pricing, product cost and product mix.

As a result of these and other factors, you should not rely on the results of any prior quarterly or annual periods, or any historical trends reflected in such results, as indications of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause our stock price to decline and, as a result, you may lose some or all of your investment.

We have an accumulated deficit and have incurred net losses in the past, and we may continue to incur net losses in the future.

As of September 30, 2015, we had an accumulated deficit of $195.1 million. We generated net losses of $27.8 million for the year ended December 31, 2014 and $13.3 million for the nine months ended September 30, 2015. We may continue to incur net losses in the future.

Our success and future revenue depend on our ability to achieve design wins and to convince our current and prospective customers to design our products into their product offerings. If we do not continue to win designs or our products are not designed into our customers’ product offerings, our results of operations and business will be harmed.

We sell our semiconductor solutions to customers who include our solutions in their hardware products. This selection process is typically lengthy and may require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single design win. If we fail to convince our current or prospective customers to include our products in their product offerings or fail to achieve a consistent number of design wins, our results of operations and business will be harmed.

Because of our extended sales cycle, our revenue in future years is highly dependent on design wins we are awarded today. It is typical that a design win today will not result in meaningful revenue until one year or later, if at all. For example, for the nine months ended September 30, 2015, substantially all of our revenue was derived from design wins for which revenue was first recognized more than 12 months ago. If we do not continue to win designs in the short term, our revenue in the following years will deteriorate.

Further, a significant portion of our revenue in any period may depend on a single product design win with a large customer. As a result, the loss of any key design win or any significant delay in the ramp of volume production of the customer’s products into which our product is designed could adversely affect our financial condition and results of operations. We may not be able to maintain sales to our key customers or continue to secure key design wins for a variety of reasons, and our customers can stop incorporating our products into their product offerings with limited notice to us and suffer little or no penalty.

The loss of a key customer or design win, a reduction in sales to any key customer, a significant delay or negative development in our customers’ product development plans, or our inability to attract new significant customers or secure new key design wins could seriously impact our revenue and materially and adversely affect our results of operations.

The success of our products is dependent on our customers’ ability to develop products that achieve market acceptance, and our customers’ failure to do so could negatively affect our business.

The success of our semiconductor solutions is heavily dependent on the timely introduction, quality and market acceptance of our customers’ products incorporating our solutions, which may be impacted by factors beyond our control. Our customers’ products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We have in the past been subject to delays and project cancellations as a result of design flaws in the products developed by our customers, changing market requirements, such as the customer adding a new feature, or because a customer’s product fails their end customer’s evaluation or field trial. In other cases, customer products are delayed due to incompatible deliverables from other vendors. We incur significant design and development costs in connection with designing our products for customers’ products that may not ultimately achieve market acceptance. If our customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials, or incompatible deliverables from other vendors, they may delay, change or cancel a project, and we may have incurred significant additional development costs and may not be able to recoup our costs, which in turn would adversely affect our business and financial results.

Defects in our products could harm our relationships with our customers and damage our reputation.

Defects in our products may cause our customers to be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and adversely impact our reputation and financial results. The process of identifying a defective or potentially defective product in systems that have been widely distributed may be lengthy and require significant resources. Further, if we are unable to determine the root cause of a problem or find an appropriate solution, we may delay shipment to customers. As a result, we may incur significant replacement costs and contract damage claims from our customers, and our reputation and financial results may be adversely affected.

Our target markets may not grow or develop as we currently expect, and if we fail to penetrate new markets and scale successfully within those markets, our revenue and financial condition would be harmed.

Substantially all of our revenue for the year ended December 31, 2014 and the nine months ended September 30, 2015 was derived from the data center market. In addition, during the nine months ended September 30, 2015, we began introducing products for the enterprise market. Any deterioration in these markets or reduction in capital spending to support these markets could lead to a reduction in demand for our products, which would adversely affect our revenue and results of operations. Further, if our target markets do not grow or develop in ways that we currently expect, demand for our technology may not materialize as expected, which would also negatively impact our business.

We may be unable to predict the timing or development of trends in these end markets with any accuracy and these trends may not be beneficial to us. If we fail to accurately predict market requirements or market demand for these solutions, our business will suffer. A market shift towards an industry standard that we may not support could significantly decrease the demand for our solutions. For example, we have invested significant resources in developing semiconductor solutions to address 5GbE and 2.5GbE operation over today’s Cat5e and Cat6 cabling infrastructure. If these technologies are not adopted as an industry standard, our investment may not lead to future revenue.

Our future revenue growth, if any, will depend in part on our ability to expand within our existing markets, but also to enter new markets, such as the access market. Each of these markets presents distinct and substantial challenges and risks and, in many cases, requires us to develop new customized solutions to address the particular requirements of that market. Meeting the technical requirements and securing design wins in any of these new markets will require a substantial investment of our time and resources. We cannot assure you that we will secure design wins from these or other new markets, or that we will achieve meaningful revenue from sales with these markets. If any of these markets do not develop as we currently anticipate or if we are unable to penetrate them and scale in them successfully, our projected revenue would decline.

If we are unable to manage our growth effectively, we may not be able to execute our business plan and our operating results and stock price could suffer.

We have recently experienced significant growth. Our revenue increased from $15.9 million for the nine months ended September 30, 2014 to $56.5 million for the nine months ended September 30, 2015, representing an annual growth rate of 257%. We do not expect to continue to grow at this high percentage rate, and we may not be able to grow or sustain our revenue at all in the future. In addition, our expenses may increase substantially in the near term, particularly as we make significant investments in research and development and sales and marketing, and expand our operations and infrastructure both domestically and internationally. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods.

To effectively manage our growth, we must continue to expand our operations, engineering, financial accounting, internal management and other systems, procedures and controls. This may require substantial managerial and financial resources, and our efforts may not be successful. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth, as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new semiconductor solutions, and we may fail to satisfy customer product or support requirements, maintain the quality of our solutions, execute our business plan or respond to competitive pressures, any of which could negatively affect our brand, results of operations and overall business.

The average selling prices of our products and of other products in our markets have historically decreased over time and may do so in the future, which could harm our revenue and gross margins.

The average selling prices of our products and of other semiconductor products in the markets we serve have historically decreased over time. Our revenue is derived from sales to large customers who have expectations of annual reductions in their purchase price and, in some cases, we are contractually obligated to reduce the purchase price of our products over time. In addition, the average selling prices of our products generally decline as the products mature and, as we introduce new products into the market, we expect the average selling prices of those products to be lower, relative to our prior generation of products.

We seek to offset the reductions in our average selling prices and increase gross margins by reducing the cost of our products, developing new products, enhancing lower-cost products on a timely basis and increasing unit sales. However, there is no guarantee that our efforts will be successful or that they will keep pace with the decline in selling prices of our products, which could ultimately lead to a decline in our revenue and have a negative effect on our gross margins. Further, we may not be able to increase our sales volume of these lower-cost solutions or achieve the necessary volume of production that would lead to further per unit cost reductions. We expect that we will have to continue to address pricing pressures in the future. If we are unsuccessful in reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross profits or increasing our volumes, our business will be harmed.

If we are not able to successfully introduce and ship in volume new products as our existing products near the end of their product lifecycle, our business and revenue will suffer.

We have developed products that we anticipate will have product life cycles of 10 years or more, as well as other products in more volatile high growth or rapidly changing areas, which may have shorter life cycles. Our future success depends, in part, on our ability to develop and introduce new technologies and products that generate new sources of revenue to replace, or build upon, existing revenue streams that may be dependent upon limited product life cycles. If we are unable to repeatedly introduce, in successive years, new products that ship in volume, or if our transition to these new products does not successfully occur prior to any decrease in revenue from our prior products, our revenue will likely decline significantly and rapidly.

Our gross margins may fluctuate due to a variety of factors, which could negatively impact our results of operations and our financial condition.

Our gross margins may fluctuate due to a number of factors, including customer mix, market acceptance of our new products, yield, wafer pricing, competitive pricing dynamics and geographic and market pricing strategies.

Further, because we are so dependent on a few large customers, these customers have significant leverage with respect to negotiating pricing and other terms with us and may put downward pressure on our margins. To attract new customers or retain existing customers, we have in the past and will in the future offer certain customers favorable prices, which would decrease our average selling prices and likely impact gross margins. Further, we may also offer pricing incentives to our customers on earlier generations of products that inherently have a higher cost structure, which would negatively affect our gross margins.

Because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could further reduce our gross margins. We rely primarily on obtaining yield improvements and volume-based cost reductions to drive cost reductions in the manufacture of existing products, introducing new products that incorporate advanced features and optimize die size, and other price and performance factors that enable us to increase revenue while maintaining gross margins. To the extent that such cost reductions or revenue increases do not occur in a timely manner, our financial condition and results of operations could be adversely affected.

In addition, we maintain inventory of our products at various stages of production and in finished good inventory. We hold these inventories in anticipation of customer orders. If those customer orders do not materialize, we may have excess or obsolete inventory which we would have to reserve or write off, and our gross margins would be adversely affected.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, our business and operating results would suffer.

Prior to purchasing our semiconductor solutions, our customers require that both our solutions and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party contractors’ manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which would cause our business and operating results to suffer.

We may be subject to warranty or product liability claims, which could result in unexpected expenses and loss of market share.

From time to time, we may be subject to warranty or product liability claims that may require us to make significant expenditures to defend those claims, replace our solutions, refund payments or pay damage awards. We generally agree to indemnify our customers for defects in our products.

If a customer’s equipment fails in use, the customer may incur significant monetary damages, including an equipment recall or associated replacement expenses as well as lost revenue. The customer may claim that a defect in our product caused the equipment failure and assert a claim against us to recover monetary damages. In certain situations, circumstances might warrant that we consider incurring the costs or expense related to a recall of one of our products in order to avoid the potential claims that may be raised should a customer reasonably rely upon our product and suffer a failure due to a design or manufacturing process defect. In addition, the cost of defending these claims and satisfying any arbitration award or judgment with respect to these claims would result in unexpected expenses and could harm our business prospects. Although we carry product liability insurance, this insurance is subject to significant deductibles and may not adequately cover our costs arising from defects in our products or otherwise.

If we fail to accurately anticipate and respond to rapid technological change in the industries in which we operate, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in industries characterized by rapidly changing technologies as well as technological obsolescence. The introduction of new products by our competitors, the delay or cancellation of any of our customers’ product offerings for which our semiconductor solutions are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive, obsolete and otherwise unmarketable. Our failure to anticipate or timely develop new or enhanced products or technologies in response to changing market demand, whether due to technological shifts or otherwise, could result in the loss of customers and decreased revenue and have an adverse effect on our operating results.

If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our existing solutions may decrease, which in turn would harm our business and operating results.

We design certain of our products to conform to current industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or by our third-party suppliers. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may be superseded by new innovations or standards.

Our ability to compete in the future will depend on our ability to identify and ensure compliance with evolving industry standards in our target markets, including in the data center and enterprise markets. The emergence of new industry standards could render our products incompatible with products developed by third-party suppliers or make it difficult for our products to meet the requirements of certain original equipment manufacturers, or OEMs. If our customers or our third-party suppliers adopt new or competing industry standards with which our solutions are not compatible, or if industry groups fail to adopt standards with which our solutions are compatible, our products would become less desirable to our current or prospective customers. As a result, our sales would suffer, and we could be required to make significant expenditures to develop new solutions.

Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, once a design is adopted, customers are unlikely to switch to another design until the next generation of the applicable technology. For example, we have developed our AQrate technology, which is designed to address 2.5GbE and 5GbE operation over today’s Cat5e and Cat6 cabling infrastructure. If this semiconductor solution fails to meet the needs of our customers or penetrate new markets in a timely fashion, and does not gain acceptance, we may not maintain or may lose market share and our competitive position, and operating results will be adversely affected.

We may experience difficulties demonstrating the value to customers of newer solutions if they believe existing solutions are adequate to meet end customer expectations. If we are unable to sell new generations of our product, our business would be harmed.

As we develop and introduce new solutions, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer solutions into their product offerings, particularly if they believe their customers are satisfied with those current offerings. Regardless of the improved features or superior performance of the newer solutions, customers may be unwilling to adopt our new solutions due to design or pricing constraints. Because of the extensive time and resources that we invest in developing new solutions, if we are unable to sell customers new generations of our solutions, our revenue could decline and our business, financial condition, results of operations and cash flows would be negatively affected.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees, including our design and technical personnel. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our senior executive officers or other key employees could have an adverse effect on our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing semiconductor solutions. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources if we respond to them. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

We may be unable to make the substantial investments that are required to remain competitive in our business.

The semiconductor industry requires substantial and continuous investment in research and development in order to bring to market new and enhanced solutions. Our research and development expenses were $27.3 million for the year ended December 31, 2014 and $19.4 million for the nine months ended September 30, 2015. We expect to increase our research and development expenditures as compared to prior periods as part of our strategy to increase demand for our solutions in our current markets and to expand into additional markets. We are a smaller company with limited resources, and we may not have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies, which are the focus of our research and development expenditures, will become commercially successful or generate any revenue.

If we fail to compete effectively, we may lose or fail to gain market share, which could negatively impact our operating results and our business.

The global semiconductor market in general, and the data center and enterprise communications markets in particular, is highly competitive. We compete in our target markets on the basis of a number of competitive factors. We expect competition to increase and intensify as additional semiconductor companies enter our target markets, and as internal silicon design resources of large OEMs grow. Increased competition could result in price pressure, reduced gross margins and loss of market share, any of which could harm our business, revenue and results of operations. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow market verticals. In the data center and enterprise markets, our primary competitors are Broadcom and Marvell. We expect competition in our current markets to increase in the future as existing competitors improve or expand their product offerings and as new competitors enter these markets. In addition, our future growth will depend in part on our ability to successfully enter and compete in new markets, such as the access market. Some of these markets will likely be served by only a few large, multinational OEMs with substantial negotiating and buying power relative to us and, in some instances, with internally developed silicon solutions that can be competitive to our products.

Our ability to compete successfully depends, in part, on factors that are outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are and have significantly better brand recognition and broader product offerings, which may enable them to better withstand adverse economic or market conditions in the future and reduce their pricing so as to compete against us. Our ability to compete successfully will depend on a number of factors, including:

•	our ability to define, design and regularly introduce new products that anticipate the functionality and integration needs of our customers’ next-generation products and applications;

•	our ability to build strong and long-lasting relationships with our customers and other industry participants;

•	our ability to capitalize on, and prevent losses due to, vertical integration by significant customers, including Intel and Cisco;

•	our solutions’ performance and cost-effectiveness relative to those of competing products;

•	the effectiveness and success of our customers’ products utilizing our solutions within their competitive end markets;

•	our research and development capabilities to provide innovative solutions and maintain our product roadmap;

•	the strength of our sales and marketing efforts, and our brand awareness and reputation;

•	our ability to deliver products in volume on a timely basis at competitive prices;

•	our ability to build and expand international operations in a cost-effective manner;

•	our ability to protect our intellectual property and obtain intellectual property rights from third parties that may be necessary to meet the evolving demands of the market;

•	our ability to promote and support our customers’ incorporation of our solutions into their products;

•	our ability to continue to develop products at each new technology node; and

•	our ability to retain high-level talent, including our management team and engineers.

Our competitors may also establish cooperative relationships among themselves or with third parties or may acquire companies that provide similar products to ours. As a result, new competitors or alliances may emerge that could capture significant market share. Any of these factors, alone or in combination with others, could harm our business and result in a loss of market share and an increase in pricing pressure. In addition, a number of our competitors are able to sell their solutions through multiple channels, including through distributors and third-party sales organizations, while we rely primarily on direct sales, which may provide our competitors with a strategic advantage in sales of their solutions and could harm our prospects and business.

We depend on third parties for our wafer, assembly and testing operations, which exposes us to certain risks that may harm our business.

We operate an outsourced manufacturing business model. As a result, we rely on third parties for all of our manufacturing operations, including wafer fabrication, assembly and testing. Although we use multiple third-party supplier sources, we depend on these third parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have any long-term supply agreements with any of our manufacturing suppliers. These third-party manufacturers often serve customers that are larger than us or require a greater portion of their services, which may decrease our relative importance and negotiating leverage with these third parties.

If market demand for wafers or production and assembly materials increases, or if a supplier of our wafers ceases or suspends operations, our supply of wafers and other materials could become limited. We currently rely on Taiwan Semiconductor Manufacturing Company, or TSMC, for semiconductor wafer production, and any disruption in their supply of wafers or any increases in their wafer or materials prices could adversely affect our gross margins and our ability to meet customer demands in a timely manner, or at all, and lead to reduced revenue. Moreover, wafers constitute a large portion of our product cost. If we are unable to purchase wafers at favorable prices, our gross margins would be adversely affected.

To ensure continued wafer supply, we may be required to establish alternative wafer supply sources, which could require significant expenditures and limit our negotiating leverage. We currently rely on TSMC as our primary foundry; and only a few foundry vendors have the capability to manufacture our most advanced solutions. If we engage alternative supply sources, we may encounter start-up difficulties and incur additional costs. In addition, shipments could be significantly delayed while these sources are qualified for volume production.

Certain of our manufacturing facilities are located outside of the United States, where we are subject to increased risk of political and economic instability, difficulties in managing operations, difficulties in enforcing contracts and our intellectual property, and employment and labor difficulties. Any of these factors could result in manufacturing and supply problems, and delays in our ability to provide our solutions to our customers on a timely basis, or at all. If we experience manufacturing problems at a particular location, we may be required to transfer manufacturing to a new location or supplier. Converting or transferring manufacturing from a primary location or supplier to a backup facility could be expensive and could take several quarters or more. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that could be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand and because semiconductors are subject to a rapid obsolescence timeline. As a result, we may not be able to meet customer needs during such a transition, which could damage our customer relationships.

If one or more of these vendors terminates its relationship with us, or if we encounter any problems with our manufacturing supply chain, our ability to ship our solutions to our customers on time and in the quantity required would be adversely affected, which in turn could cause an unanticipated decline in our sales and loss of customers.

If the foundries that we employ do not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.

We depend on satisfactory foundry manufacturing capacity, wafer prices and production yields, as well as timely wafer delivery to meet customer demand and maintain gross margins. The fabrication of our products is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. Our foundry vendors may experience manufacturing defects and reduced manufacturing yields from time to time. Further, any new foundry vendors we employ may present additional and unexpected manufacturing challenges that could require significant management time and focus. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by the foundries that we employ could result in lower than anticipated production yields or unacceptable performance of our devices. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor production yields from the foundries that we employ, or defects, integration issues or other performance problems in our solutions could significantly harm our customer relationships and financial results, and give rise to financial or other damages to our customers. Any product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

We rely on our relationships with industry and technology leaders to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop many of our semiconductor products for applications in systems that are driven by industry and technology leaders in the communications and computing markets. We work with IC suppliers, OEMs, system manufacturers and standards bodies, such as the Institute of Electrical and Electronics, or IEEE, and the NBASE-T Alliance, to define industry conventions and standards within our target markets. For example, AQrate has been established as the technology leader through its adoption by the IEEE as the baseline for the upcoming IEEE 802.3bz standard, which refers to the standard for 5GbE and 2.5GbE. We believe that these relationships enhance our ability to achieve market acceptance and widespread adoption of our products. If we are unable to continue to develop or maintain these relationships, our semiconductor solutions could become less desirable to our customers, our sales could suffer and our competitive position could be harmed.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry experienced a significant downturn during the most recent global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns in the semiconductor industry could harm our business and operating results. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future.

Deterioration of the financial conditions of our customers could adversely affect our operating results.

The deterioration of the financial condition of our customers could adversely impact our collection of accounts receivable. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for doubtful accounts. Based on our review of our customers, substantially all of which are very large IC Suppliers, OEMs, we currently have no reserve for doubtful accounts. If our doubtful accounts, however, were to exceed our current or future allowance for doubtful accounts, our operating results would be adversely affected.

In preparing our consolidated financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous, which could adversely affect our operating results for the periods in which we revise our estimates or judgments.

In preparing our consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make relate to revenue recognition, inventories, stock-based compensation and income taxes. We base our estimates on historical experience, input from outside experts and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates, judgments or their related assumptions change, our operating results for the periods in which we revise our estimates, judgments or assumptions could be adversely and perhaps materially affected.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform to GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the Securities and Exchange Commission, or the SEC, and various bodies formed to interpret and create accounting rules and regulations. Changes in accounting rules can have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our financial results or the way we conduct our business.

Our loan agreements contain certain restrictive and financial covenants that may limit our operating flexibility.

Our loan agreements contain certain restrictive covenants that either limit our ability to, or require a mandatory prepayment in the event that we incur additional indebtedness or liens, merge with other companies or consummate certain changes of control, acquire other companies, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements or enter into various specified transactions. Our obligations under the loan agreements are secured by all of our property, with limited exceptions. We may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under our outstanding debt obligations. Furthermore, our future working capital, borrowings, or equity financing could be unavailable to repay or refinance the amounts outstanding under our current debt obligations. In the event of a liquidation, our existing and any future lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our existing and any future lenders, were first repaid in full.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur interest expense.

If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our solutions, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our revenue and the competitiveness of our products.

We may make acquisitions in the future that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and harm our business.

In the future, we may acquire other businesses, products or technologies. Our ability to make acquisitions and successfully integrate personnel, technologies or operations of any acquired business is unproven. If we complete acquisitions, we may not achieve the combined revenue, cost synergies or other benefits from the acquisition that we anticipate, strengthen our competitive position or achieve our other goals in a timely manner, or at all, and these acquisitions may be viewed negatively by our customers, financial markets or investors. In addition, any acquisitions we make lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, results of operations, financial condition and cash flows. Acquisitions may also reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business.

A portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity and costs of managing international operations and geopolitical instability.

We outsource the manufacturing of all of our products to third parties that are primarily located in Asia. In addition, we have research and development design centers in Canada, India, the Netherlands and Russia, and we expect to continue to conduct business with companies that are located outside the United States, particularly in Eastern Europe and Asia. As a result of our international focus, we face numerous challenges and risks, including:

•	complexity and costs of managing international operations, including manufacture, assembly and testing of our products;

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency fluctuations and exchange losses relating to our international operating activities;

•	restrictions imposed by the U.S. government or foreign governments on our ability to do business with certain companies or in certain countries as a result of international political conflicts and the complexity of complying with those restrictions;

•	transportation delays and other consequences of limited local infrastructure, and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor relations;

•	heightened risk of terrorist acts;

•	regional health issues, travel restrictions and natural disasters; and

•	work stoppages.

Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.

Our sales have been historically denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to the currencies of the countries in which our customers operate could impair the ability of our customers to cost-effectively purchase or integrate our solutions into their product offerings, which may materially affect the demand for our solutions and cause these customers to reduce their orders, which in turn would adversely affect our revenue and business. If we increase operations in other currencies in the future, we may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. Certain of our employees are located in Canada, India, the Netherlands and Russia. Accordingly, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar. Our results of operations are denominated in U.S. dollars, and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations.

Failure to comply with the laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We face significant risks if we fail to comply with anti-corruption laws and anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. Travel Act and the UK Bribery Act 2010, that prohibit improper payments or offers of payment to foreign governments and political parties by us for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. We are in the early stages of implementing our FCPA compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of these laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracting, which could have an adverse effect on our reputation, business, financial condition and results of operations.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of semiconductor devices, including our products. In addition, we will continue to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict free.

We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs.

Our products and technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and technology, and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products and technology and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products and technology or provide services. Complying with export control and sanctions laws may be time consuming and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology may have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may adversely impact our operations, delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products and technology to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.

Catastrophic events may disrupt our business.

Our corporate headquarters and our foundry vendors are located in areas that are in active earthquake zones. In the event of a major earthquake, hurricane or other catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack or disease outbreak, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, breaches of data security, or loss of critical data, any of which could have an adverse effect on our future results of operations.

A breach of our security systems may damage our reputation and adversely affect our business.

Our security systems are designed to protect our customers’, suppliers’ and employees’ confidential information, as well as maintain the physical security of our facilities. We also rely on a number of third-party cloud-based service providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some finance functions, and we are, of necessity, dependent on the security systems of these providers. Any security breaches or other unauthorized access by third parties to the systems of our cloud-based service providers or the existence of computer viruses in their data or software could expose us to a risk of information loss and misappropriation of confidential information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems or facilities, or the existence of computer viruses in our data or software, could expose us to a risk of information loss and misappropriation of proprietary and confidential information. Any theft or misuse of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have an adverse effect on our business, financial condition, our reputation and our relationships with our customers and suppliers. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks Related to Our Intellectual Property and Potential Product Liability

Our failure to adequately protect our intellectual property rights could impair our ability to compete effectively or defend ourselves from litigation, which could harm our business, financial condition and results of operations.

Our success depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other contractual protections, to protect our technologies and proprietary know-how, all of which offer only limited protection. The steps we have taken to protect our intellectual property rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to prevent such misappropriation or infringement is uncertain, particularly in countries outside of the United States. As of December 31, 2015, we had 81 issued patents, expiring between 2021 and 2032, one allowed patent in the United States, 22 pending and provisional patent applications in the United States and 12 issued international patents. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be opposed, contested, circumvented, designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Further, we may be required to license certain of our patents on reasonable and non-discriminatory terms to our competitors due to having promoted the adoption of certain IEEE standards. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our solutions at competitive prices may be adversely affected and our business, financial condition, results of operations and cash flows could be adversely affected.

The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and evolving. We cannot assure you that others will not develop or patent similar or superior technologies or solutions, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others.

Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. Monitoring unauthorized use of our intellectual property is difficult and costly. It is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations.

We may in the future need to initiate infringement claims or litigation in order to try to protect our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and management, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

We have granted the right to manufacture our custom products to our customers upon the occurrence of certain events. If our customers exercise such rights, our business and financial results would suffer.

We have granted certain of our customers, including Intel and Cisco, a worldwide, nonexclusive, nontransferable, perpetual, irrevocable right and license to manufacture or have manufactured our products that have been customized for them. These rights are exercisable only upon the occurrence of certain events, including for example, if we fail to consistently supply products in quantities ordered, we discontinue manufacture of such products or we experience an insolvency event. If these rights are triggered, and our customers choose to exercise these rights, our business and financial results would suffer.

We license certain intellectual property from third parties. If we lose our rights to use the intellectual property that we currently license from third parties or if those third parties fail to perform their delivery obligations, our ability to complete certain of our development programs and our business may be adversely affected.

We license certain intellectual property from third parties. The termination of any of these licenses or the failure of our third-party licensors to perform their delivery obligations, could delay our ability to complete certain of our development programs and ship our products while we seek to implement alternative technology offered by other sources and could require significant unplanned investments on our part if we are forced to develop alternative technology internally. In addition, alternative technology may not be available to us on commercially reasonable terms from other sources. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. There is a risk that we will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, or at all.

Third parties’ assertions of infringement of their intellectual property rights could result in our having to incur significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We expect that in the future, particularly as a public company with an increased profile and visibility, we may receive communications from others alleging our infringement of patents, trade secrets or other intellectual property rights. Lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling solutions or using technology that contain the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

We may face claims of intellectual property infringement, which could be time-consuming and costly to defend or settle and which could result in the loss of significant rights and harm our relationships with our customers and distributors.

The semiconductor industry, the industry in which we operate, is characterized by companies that hold patents and other intellectual property rights and vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel.

Infringement claims also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement by us or our customers;

•	expend significant resources to develop non-infringing products, processes or technology, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could adversely affect our business, financial condition and results of operations.

Any potential dispute involving our patents or other intellectual property could affect our customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our customers could also become the target of litigation. Our agreements with customers and other third parties generally include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our solutions included in their products. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition. From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their intellectual property and trade secrets. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any litigation against our customers could trigger technical support and indemnification obligations under some of our agreements, which could result in substantial expense to us.

In addition, other customers or end customers with whom we do not have formal agreements requiring us to indemnify them may ask us to indemnify them if a claim is made as a condition to awarding future design wins to us. Because most of our customers are larger than we are and have greater resources than we do, they may be more likely to be the target of an infringement claim by third parties than we would be, which could increase our chances of becoming involved in a future lawsuit. If any such claims were to succeed, we might be forced to pay damages on behalf of our customers that could increase our expenses, disrupt our ability to sell our solutions and reduce our revenue. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our solutions, and harm our business and results of operations. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares. We intend to list our common stock on the                     , but we cannot assure you that our stock will be listed and, even if it is, that an active trading market will develop.

Our stock price may be volatile and may decline, resulting in a loss of some or all of your investment.

The trading price and volume of our common stock is likely to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations due to, among other things, changes in customer demand, product life cycles, pricing, ordering patterns and unforeseen operating costs;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by our significant customers of changes to their product offerings, business plans or strategies;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the semiconductor industry;

•	cyclical fluctuations in the semiconductor market;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	any major change in our management;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the market for technology stocks and the stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Upon the closing of this offering, we will have approximately              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act or 1933, as amended, or the Securities Act. Subject to the restrictions under Rule 144 under the Securities Act,              shares of common stock outstanding after this offering will be eligible for resale 180 days after the date of this prospectus upon the expiration of lock-up agreements or other contractual restrictions. In addition, at any time and without public notice, Morgan Stanley & Co. LLC, as representative of the underwriters, may in its discretion release shares subject to the lock-up agreements prior to the expiration of this 180-day lock-up period. If such a release is granted for one of our officers or directors, (1) Morgan Stanley & Co. LLC, as representative of the underwriters, will, at least three business days before the effective date of such release, notify us of the impending release, and (2) we will announce the impending release by press release through a major news service at least two business days before the effective date of the release. See the section titled “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

After this offering, subject to the lock-up agreements described above, the holders of an aggregate of 203,550,074 shares of our common stock as of December 31, 2015 will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off or lock-up agreements.

Our directors, officers and principal stockholders beneficially own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon the closing of this offering, our directors, officers and beneficial owners of 5% or more of our outstanding stock and their respective affiliates will beneficially own an aggregate of approximately     % of our outstanding stock. Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our organizational documents, or the approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If securities analysts or industry analysts downgrade our common stock, publish negative research or reports or fail to publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely changes their recommendation regarding our stock or changes their recommendation about our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our stock price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock is prohibited by the terms of our current debt financing arrangements. Any return to stockholders will therefore be limited to the increase, if any, in our stock price, which may never occur.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2014, we had U.S. federal and state net operating loss, or NOL, carryforwards of approximately $168.1 million and $167.1 million, respectively, and U.S. federal and state research and development tax credit carryforwards of approximately $4.7 million and $4.9 million, respectively. The U.S. federal NOL carryforwards begin to expire in 2025 and the state NOL carryforwards began expiring in 2015. The U.S. federal research and development tax credit carryforwards begin to expire in 2026 and the state research and development tax credit carryforwards carry forward indefinitely. These net operating loss and U.S. federal tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of California state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, at the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $             per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of                         , after giving effect to the issuance of              shares of our common stock in this offering. See “Dilution.” To the extent outstanding options or warrants to purchase our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

Our actual operating results may not meet our guidance and investor expectations, which would likely cause our stock price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and other investors may publish expectations regarding our business, financial performance and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our common stock is likely to decline.

We have not operated as a public company and may not be able to effectively or efficiently manage or transition to a public company.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to, and we may not effectively or efficiently manage, our transition into a public company.

We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause our stock price to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems, infrastructure and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately and prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act, or Section 404.

We intend to implement a enterprise resource planning, or ERP. This will require significant investment of capital and human resources, the re-engineering of many processes of our business and the attention of many employees who would otherwise be focused on other aspects of our business. Any disruptions, delays or deficiencies in the design and implementation of the improvements of a new ERP system could result in potentially much higher costs than we had anticipated and could adversely affect our ability to develop and launch solutions, fulfill contractual obligations, file reports with the SEC in a timely manner, otherwise operate our business or otherwise impact our controls environment. Any of these consequences could have an adverse effect on our results of operations and financial condition.

As a result of becoming a public company, we will become subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Rules and regulations such as the Sarbanes-Oxley Act have increased our legal and finance compliance costs and made some activities more time consuming and costly. For example, Section 404 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company,” as defined in the JOBS Act. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our auditors or we discover a material weakness or significant deficiency, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our consolidated financial statements and harm our stock price. Any inability to provide reliable financial reports or prevent fraud would harm our business. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. If we fail to successfully complete the procedures and certification and attestation requirements of Section 404, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to investigations or sanctions by                     , the SEC or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our shares of common stock. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or, when applicable, our auditors will conclude that our internal controls are effective in future periods. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum; and

•	require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law” for additional information. Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline.

Our charter documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our certificate of incorporation and bylaws, as amended and restated in connection with this offering, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (4) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations and result in a diversion of the time and resources of our management and board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to retain and expand our customer relationships and to achieve design wins;

•	the success, cost and timing of new product designs;

•	our ability to address market and customer demands and to timely develop new or enhanced solutions to meet those demands;

•	anticipated trends, challenges and growth in our business and the markets in which we operate, including pricing expectations;

•	our expectations regarding our revenue, gross margin and expenses;

•	the size and growth potential of the markets for our solutions, and our ability to serve those markets;

•	our expectations regarding competition in our existing and new markets;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	our and our customers’ ability to respond successfully to technological or industry developments;

•	our ability to attract and retain key management personnel;

•	the average selling prices of semiconductor solutions;

•	the accuracy of our estimates regarding capital requirements and needs for additional financing;

•	the industry standards to which our solutions conform;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our technology; and

•	our use of the proceeds from this offering.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We discuss many of these risks in greater detail under the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information and data from various sources, on assumptions that we have made that are based on that information and data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in this prospectus is contained in:

•	Gartner, Semiconductor Forecast Database, Worldwide, 4Q15 Update—December 2015. Total Addressable Market calculation here includes the following application categories: Cable Modem CPE and Infrastructure, DSL CPE and Infrastructure, FTTx CPE and Infrastructure, LAN NIC/LOM, LAN Switches, Servers (High End and Low End), Storage Network Infrastructure, and Wireless LAN Infrastructure;

•	Cisco, Cisco Visual Networking Index: Forecast and Methodology, 2014-2019 White Paper—May 2015;

•	Crehan, Long-range Forecast—Data Center Switch Total—January 2016;

•	Crehan, Long-range Forecast—Server-class Adapter & LOM_Controller—January 2016;

•	IDC, PC Microprocessor—1Q15 and 3Q15 Vendor Shares; and

•	IDC, WW Internet of Things Forecast 2015-2020—May 2015.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

GLOSSARY

The following capitalized phrases and their acronyms are used throughout this prospectus and have the meanings set forth below:

AFE: Analog Front-End, the portion of an integrated circuit that receives and processes external analog signals.

AP: Access Point, a networking hardware device that allows wireless devices to connect to a network using Wi-Fi.

AQrate: Aquantia’s proprietary technology that provides 5GbE and 2.5GbE transmission speeds.

ASIC: an application specific integrated circuit.

ASSP: an application specific standard product.

Attenuation: reduction in the strength of a signal.

BASE-T: an acronym used by IEEE to identify an Ethernet protocol characterized by a broadband modulation of a signal transmitted over a twisted-pair copper cabling.

Cat5e and Cat6: twisted-pair copper cabling; typically used in legacy enterprise infrastructure.

CMOS: Complementary Metal-Oxide Semiconductor, which is a transistor technology used for the fabrication of integrated circuits.

Crosstalk: a phenomenon by which a signal creates an undesired effect on another signal, a type of noise that is often experienced with analog signals transmitted over twisted-pair cables.

Data Center: a facility used to house computing and networking systems and associated components, such as storage systems.

Design Tool: a software application that is used to design, simulate, verify and implement the functionality of an integrated circuit. The final output of the design tool is used to create an IC mask set.

Die: a small block of semiconducting material on which a given functional circuit is fabricated.

DOCSIS: Data Over Cable Service Interface Specification, which is an international telecommunications standard.

Echo: a type of noise that corresponds to the reflection of the transmitted signal unintentionally coupled into the received signal.

Ethernet: the most widely installed local area network (LAN) technology, which is a link layer protocol, describing how networked devices can format data for transmission to other network devices on the same network segment, and how to put that data out on the network connection.

Enterprise: hardware and software designed to meet the demands of a large organization, rather than individual users.

Footprint: the amount of space that part or all of an integrated circuit occupies.

Foundry: an enterprise that manufactures ICs and related components.

GbE: a term which describes various technologies that transmit Ethernet frames. GbE or 1GbE refers to such transmission at a rate of one Gbps, 5GbE refers to such transmission at a rate of five Gbps and 10GbE refers to such transmission at a rate of 10Gbps.

Gbps: a measure of bandwidth on digital transmission medium representing billions of bits per second.

IC: integrated circuit, which is a semiconductor device on which an electronic circuit is formed. This is also referred to as a “chip” or a microchip.

IEEE: Institute of Electrical and Electronic Engineers, a technical professional society, dedicated to the advancement of technology.

IP: Internet protocol, which is the method or protocol by which data is sent from one computer to another on the Internet.

MCSP: Our proprietary Multi-Core Signal Processing technology, which incorporates multiple customized units to more efficiently process digital signals.

MMSP: Our proprietary Mixed-Mode Signal Processing technology, which partitions signal processing across analog and digital domains.

nm: nanometer, which is a unit of length in the metric system, equal to one billionth of a meter.

OEM: an original equipment manufacturer.

PHY: an abbreviation for the physical layer circuitry. A PHY connects a link layer device (often called MAC as an abbreviation for media access control) to a physical medium such as an optical fiber or copper cable.

PLD: programmable logic device, which is an electronic component used to build reconfigurable digital circuits.

Process Nodes: the transistor width used to define a semiconductor manufacturing process. Smaller widths allow more transistors to be manufactured in the same silicon area. Process node is typically measured in nanometers (nm), e.g., 28nm, 40nm, 90nm, etc.

Serializer/Deserializer or SerDes: a pair of functional blocks commonly used in high speed communications, which convert data between serial and parallel interfaces.

SFP+: a small form factor module designed to operate at 10Gbps that is pluggable into a system.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $         million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock and facilitate future access to the public equity markets by us, our employees and our stockholders, provide liquidity to the selling stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace.

We intend to use approximately $         million of the net proceeds we receive from this offering to prepay in full the outstanding indebtedness under our term loan with Pinnacle Ventures, L.L.C. This loan bears interest at a rate equal to the greater of the prime rate plus 550 basis points, or 8.75% per annum, and matures July 1, 2018. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.” However, our intentions to prepay this loan may change due to market or other factors.

We currently intend to use the remaining net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the remaining net proceeds to acquire complementary businesses, products, services or technologies, however, we do not have agreements or commitments for any specific acquisitions at this time.

Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. We will have broad discretion over the use of our net proceeds of this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We may also make illiquid minority investments in private companies for strategic reasons, however, we do not have any agreements, commitments or plans for any specific minority investments at this time.

The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to gain access to additional financing and the relative success and cost of our research and development programs. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue certain development activities if the net proceeds from this offering and any other sources of cash are less than expected.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our existing credit facility with Hercules Technology Growth Capital, Inc. restricts our ability to pay dividends or make distributions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2015:

•	on an actual basis;

•	on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding convertible preferred stock into 198,078,257 shares of our common stock immediately prior to the closing of this offering, (2) the automatic conversion of our convertible preferred stock warrants into warrants to purchase an aggregate of 6,176,514 shares of our common stock immediately prior to the closing of this offering, the related reclassification of the preferred stock warrant liability to additional paid-in capital and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the offering and (3) the filing and effectiveness of our amended and restated certificate of incorporation as of immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above and giving further effect to (1) the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the application of approximately $ million of the net proceeds from this offering to prepay in full the outstanding indebtedness under our loan with Pinnacle Ventures L.L.C.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$19,497	$	$

Long-term debt	$23,671	$	$
Convertible preferred stock, $0.00001 par value: 213,351,797 shares authorized and 197,913,720 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	199,153
Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value: no shares authorized, issued or outstanding, actual; and shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.00001 par value: 297,000,000 shares authorized and 30,589,023 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and shares authorized, shares issued and shares outstanding, pro forma as adjusted	—
Additional paid-in capital	6,201
Accumulated deficit	(195,118)

Total stockholders’ (deficit) equity	(188,917)

Total capitalization	$33,907	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders (deficit) equity, and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on 238,423,440 shares of common stock outstanding as of September 30, 2015, and excludes:

•	34,716,519 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2015, at a weighted-average exercise price of $0.25 per share;

•	shares of our common stock reserved for future issuance under the 2015 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2015 Plan;

•	2,675,814 shares of convertible preferred stock issuable upon the exercise of convertible preferred stock warrants (excluding our Series C-1 and Series H convertible preferred stock warrants) outstanding as of September 30, 2015, at a weighted-average exercise price of $1.01 per share, which warrants will convert into warrants to purchase 2,675,814 shares of common stock immediately prior to the closing of the offering; and

•	3,006,088 shares of Series C-1 convertible preferred stock issuable upon the exercise of our Series C-1 convertible preferred stock warrant outstanding as of September 30, 2015, at an exercise price of approximately $ per share, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), which warrant will convert into a warrant to purchase 3,500,700 shares of common stock immediately prior to the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2015, was approximately $         million, or $         per share of our common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities and convertible preferred stock, which is not included within stockholders’ (deficit) equity, divided by the number of shares of common stock outstanding as of September 30, 2015.

Our pro forma net tangible book value as of September 30, 2015, was $         million, or $         per share of common stock. Pro forma net tangible book value gives effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 198,078,257 shares of common stock immediately prior to the closing of this offering and (2) the automatic conversion of our convertible preferred stock warrants into warrants to purchase an aggregate of 6,176,514 shares of our common stock immediately prior to the closing of this offering, the related reclassification of the preferred stock warrant liability to additional paid-in capital and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the offering.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of (1) the sale of          shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the application of approximately $         million of the net proceeds from this offering to prepay in full the outstanding indebtedness under our loan with Pinnacle Ventures L.L.C. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2015	$
Increase per share attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of September 30, 2015
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma as adjusted dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share by approximately $         per share and the dilution per share to investors participating in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share to investors participating in this offering by approximately $         and decrease (increase) the dilution in pro forma per share to investors participating in this offering by approximately $        ,

assuming no change in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value would increase to $         per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate decrease of dilution of $         per share to investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and investors participating in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering							$

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables are based on 238,423,440 shares of common stock outstanding as of September 30, 2015, and excludes:

•	34,716,519 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2015, at a weighted-average exercise price of $0.25 per share;

•	shares of our common stock reserved for future issuance under the 2015 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2015 Plan;

•	2,675,814 shares of convertible preferred stock issuable upon the exercise of convertible preferred stock warrants (excluding our Series C-1 and Series H convertible preferred stock warrants) outstanding as of September 30, 2015, at a weighted-average exercise price of $1.01 per share, which warrants will convert into warrants to purchase 2,675,814 shares of common stock immediately prior to the closing of the offering; and

•	3,006,088 shares of Series C-1 convertible preferred stock issuable upon the exercise of our Series C-1 convertible preferred stock warrant outstanding as of September 30, 2015, at an exercise price of approximately $ per share, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), which warrant will convert into a warrant to purchase 3,500,700 shares of common stock immediately prior to the closing of this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

The foregoing discussion and tables do not reflect any sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or          % of the total number of shares of common stock to be outstanding after this offering and will increase the number of shares of common stock held by new investors to                     , or          % of the total number of shares of common stock to be outstanding after this offering, assuming the number of shares offered by the selling stockholders, as set forth on the cover of this prospectus, remains the same. In addition, if the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to                     , or          % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to                     , or          % of the total number of shares of common stock to be outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the year ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2014 and 2015, and the consolidated balance sheet data as of September 30, 2015, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. The selected consolidated financial data below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and the results in the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31, 2014		Nine Months Ended September 30,
			2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue		$24,500	$15,854		$56,527
Cost of revenue(1)		16,189	10,305		31,010

Gross profit		8,311	5,549		25,517
Operating expenses:
Research and development(1)		27,343	21,268		19,431
Sales and marketing(1)		2,142	1,701		2,588
General and administrative(1)		4,403	3,492		3,949
Collaboration and development charge		—	—		12,024

Total operating expenses		33,888	26,461		37,992

Loss from operations		(25,577)	(20,912)		(12,475)
Other income (expense):
Interest expense		(2,164)	(1,569)		(2,483)
Change in fair value of convertible preferred stock warrant liability		(15)	128		1,735
Other income, net		12	20		12

Total other income (expense)		(2,167)	(1,421)		(736)

Loss before income tax expense		(27,744)	(22,333)		(13,211)
Income tax expense		56	39		81

Net loss attributable to common stockholders and comprehensive loss		$(27,800)	$(22,372)		$(13,292)

Net loss per share attributable to common stockholders, basic and diluted(2)		$(2.48)	$(2.04)		$(0.97)

Weighted-average shares used to compute net loss per share, basic and diluted(2)		11,196,337	10,942,022		13,726,358

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$			$

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(in thousands)
Cost of revenue	$10	$8	$11
Research and development	382	306	276
Sales and marketing	36	29	51
General and administrative	430	387	259

Total	$858	$730	$597

(2)	See Note 14 to our audited consolidated financial statements and to our unaudited interim consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, pro forma net loss per share, and the number of weighted-average shares used to compute the per share amounts.

	As of
	December 31, 2014	September 30, 2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,056	$19,497
Working capital	9,397	37,092
Total assets	20,571	58,561
Total debt	23,308	23,671
Convertible preferred stock warrant liability	1,863	12,202
Total liabilities	35,483	48,325
Convertible preferred stock	162,183	199,153
Total stockholders’ deficit	(177,095)	(188,917)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

We are a leader in the design, development and marketing of advanced high-speed communications integrated circuits, or ICs, for Ethernet connectivity in the data center and enterprise markets. Our Ethernet solutions provide a critical interface between the high-speed analog signals transported over wired infrastructure and the digital information used in computing and networking equipment. Our products are designed to cost-effectively deliver leading-edge data speeds for use in the latest generation of communications infrastructure to alleviate network bandwidth bottlenecks caused by the exponential growth of global Internet Protocol, or IP, traffic. Many of our semiconductor solutions have established benchmarks in the industry in terms of performance, power consumption and density. Our innovative solutions enable our customers to differentiate their product offerings, position themselves to gain market share and drive the ongoing equipment infrastructure upgrade cycles in the data center and enterprise markets.

We are a fabless semiconductor company. We have shipped millions of ICs to customers across three semiconductor process generations and are currently in mass production on 28nm. We estimate that our total addressable market opportunity across application-specific standard product, or ASSP, and application-specific integrated circuit, or ASIC, applications is approximately $8.6 billion, based on estimates for 2016 from Gartner Research. During the year ended December 31, 2014 and the nine months ended September 30, 2015, our customers included Aruba (acquired by Hewlett-Packard Enterprise in 2015), Brocade, Cisco, Dell, Hewlett-Packard Enterprise, Huawei, IBM, Intel, Juniper, Oracle and Ruckus. For the year ended December 31, 2014 and the nine months ended September 30, 2015 sales to Intel accounted for approximately 68% and 77% of our revenue, respectively. For the year ended December 31, 2014 and the nine months ended September 30, 2015, our revenue was $24.5 million and $56.5 million, respectively, our net loss was $27.8 million and $13.3 million, respectively, and our non-GAAP income (loss) from operations was $(24.5) million and $0.1 million, respectively. See the section titled “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding non-GAAP financial measures and a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

We derive revenue from our products, which include our 10GBASE-T physical layer devices, or PHYs, custom ASICs for Intel and our recently developed AQrate product line. We currently generate revenue from the sale of our products directly to IC suppliers, original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. We market and sell our products through our direct sales force and third-party sales representatives.

We shipped our first products in 2009 and we have experienced sequential quarterly revenue growth since the second quarter of 2014. Historically, a significant portion of our revenue has been generated from our largest customer, Intel, including sales to contract manufacturers or ODMs at the direction of this customer. More recently, we have experienced significant growth in the enterprise market. In the year ended December 31, 2014, Intel accounted for 68% of our revenue and Brocade accounted for 10% of our revenue. In the nine months ended September 30, 2015, Intel accounted for 77% of our revenue and Cisco accounted for 12% of our revenue. Our 10 largest customers collectively accounted for 98% and 99% of our revenue in the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively. To continue to grow our revenue, it is important that we acquire new customers and sell additional products to our existing customers. While we intend to expand our customer base over time, the markets we serve tend to be highly concentrated, and we expect that a large portion of our revenue will continue to be derived from a relatively small number of customers for the foreseeable future.

Key Factors Affecting Our Performance

Pricing and Product Cost. Our pricing and margins depend on the volumes and the features of the ICs we provide to our customers. We believe the primary driver of gross margin is the average selling prices, or ASPs, negotiated between us and our customers relative to material costs and yield improvement. Typically, our selling prices are contractually set for multiple quarters and our prototype selling prices are higher than our selling prices at volume production. As our products mature and unit volumes increase, we expect ASPs to decline. These declines often coincide with improvements in manufacturing yields and lower wafer, assembly and testing costs, which offset some or all of the margin reduction that results from lower ASPs. Since we rely on third-party wafer foundries and assembly and test contractors to manufacture, assemble and test our ICs, we maintain a close relationship with our suppliers to improve quality, increase yields and lower manufacturing costs.

Design Wins with New and Existing Customers. Our existing and prospective customers tend to be multinational enterprises with large annual purchases of ICs that are continuously developing new products for existing and new application areas. Our solutions enable our customers to differentiate their product offerings and position themselves to gain market share and drive the next upgrade cycles in data center and enterprise infrastructure. We have programs in place to help our existing customers use our solutions throughout their product portfolio, and we work closely with our existing and prospective customers to understand their product roadmaps and strategies. Because of our extended sales cycle, our revenue in future years are highly dependent on design wins we are awarded today. Further, because we expect our revenue relating to our mature products to decline in the future, we consider design wins critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products.

Customer Demand and Product Life Cycles. Once customers design our ICs into their products, we closely monitor all phases of the product life cycle, including the initial design phase, prototype production, volume production and inventories, as well as changes in customer demand. We also monitor end-market demand, including seasonality, cyclicality and the competitive landscape. Our customers share their development schedules with us, including the projected launch dates of their product offerings. In addition, customers such as Intel and Cisco provide nine to 12-month forecasts which give us visibility into demand.

Components of Results of Operations

Revenue

We generate revenue from the sales of our products. We recognize revenue when title and risk of loss has passed to the customer, which is generally upon shipment, collection of the resulting receivable is reasonably assured, persuasive evidence of an arrangement exists, and the price is fixed or determinable. We defer revenue if any of the revenue recognition criteria have not been met. We also recognize previously deferred revenue related to a significant agreement with Intel. This deferred revenue will be fully amortized by the end of the second quarter of 2016.

Cost of Revenue

Cost of revenue consists of costs of materials, primarily wafers processed by third-party foundries, costs associated with packaging, assembly and testing paid to our third-party contract manufacturers, and personnel and other costs associated with our manufacturing operations. Our cost of revenue also includes allocation of overhead and facility costs, depreciation of production equipment, inventory write-downs and amortization of production mask costs.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been, and will continue to be, affected by a variety of factors, including ASPs, material costs, yields and manufacturing operations costs. We expect our gross margin to fluctuate on a quarterly basis as a result of changes in ASPs due to new product introductions, existing product transitions to high-volume manufacturing, product maturation and fluctuations in manufacturing costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses, and a collaboration and development charge. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, stock-based compensation and commissions. Our operating expenses also include allocated costs of facilities, information technology and depreciation. Although our operating expenses may fluctuate, we expect our overall operating expenses to increase in absolute dollars over time.

•	Research and Development. Our research and development expenses consist primarily of personnel costs, pre-production engineering mask costs, software license and intellectual property expenses, design tools and prototype-related expenses, facility costs, supplies and depreciation expense. We expense research and development costs as incurred. In addition, we enter into development agreements with some of our customers that provide fees that partially offset development costs. Such fees are recognized upon completion of the contract deliverables or milestones, and acceptance by the customer if required. We believe that continued investment in our products and services is important for our future growth and acquisition of new customers and, as a result, we expect our research and development expenses to continue to increase on an absolute basis.

•	Sales and Marketing. Sales and marketing expenses consist of personnel costs, field application engineering support, travel costs, professional and consulting fees and allocated overhead costs. We expect sales and marketing expense to increase in absolute dollars as we increase our sales and marketing personnel and grow our international operations.

•	General and Administrative. General and administrative expenses consist of personnel costs, professional and consulting fees, legal and allocated overhead costs. We expect general and administrative expense to increase in absolute dollars as we grow our operations and incur additional expenses associated with operating as a public company.

•	Collaboration and Development Charge. Collaboration and development charge in the first quarter of 2015 represents the fair value of a fully vested convertible preferred stock warrant exercisable for 9,756,160 shares of Series H preferred stock. This warrant was issued to GLOBALFOUNDRIES at an exercise price of $0.01 per share in connection with a letter agreement to collaborate on the development of products that we plan to have manufactured by GLOBALFOUNDRIES upon qualification. We do not expect to incur further such charges associated with this agreement.

Other Income (Expense)

Other income (expense) consists primarily of interest expense on our outstanding debt, change in fair value of preferred stock warrant liability and foreign exchange gains and losses. See Note 9 to our consolidated financial statements for more information about our debt.

Convertible preferred stock warrants are classified as liabilities on our consolidated balance sheets and remeasured to fair value at each balance sheet date with the corresponding change recorded as other income (expense). Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, the liability will be reclassified to stockholders’ equity (deficit), at which time it will no longer be subject to fair value accounting. See Note 10 to our consolidated financial statements for more information about our convertible preferred stock warrants.

Income Tax Expense

Income tax expense consists primarily of state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance for deferred tax assets as the realization of the full amount of our deferred tax asset is uncertain, including net operating loss, or NOL, carryforwards, and tax credits related primarily to research and development. We expect to maintain this full valuation allowance until realization of the deferred tax assets becomes more likely than not.

At December 31, 2014, we had NOL carryforwards of approximately $168.1 million and $167.1 million for U.S. federal and state income tax purposes, respectively, and had research and development tax credit carryforwards of approximately $4.7 million and $4.9 million for U.S. federal and state income tax purposes, respectively. The NOL carryforwards begin to expire in 2025 for U.S. federal income tax purposes and began to expire in 2015 for state income tax purposes. The U.S. federal tax credit carryforwards begin to expire in 2026 and the state tax credits carry forward indefinitely.

Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions place a limitation on the amount of taxable income that can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership). Generally, after a control change, a corporation cannot deduct NOL carryforwards in excess of the Section 382 limitations. The annual limitation may result in the expiration of NOLs and credits before utilization. However, any limitations would not impact the results of our operations and cash flows because we have recorded a full valuation allowance against the net deferred tax assets. We are currently undergoing an analysis to determine the existence of any Section 382 limitations on our NOL carryforwards and potential limitations that may be triggered as the result of stock ownership changes.

Results of Operations

The following table summarizes our results of operations for the periods presented. The results for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the full year and the period-to-period comparison of results is not necessarily indicative of results to be expected for future periods.

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
	(in thousands)
Revenue	$24,500	$15,854	$56,527
Cost of revenue	16,189	10,305	31,010

Gross profit	8,311	5,549	25,517
Operating expenses:
Research and development	27,343	21,268	19,431
Sales and marketing	2,142	1,701	2,588
General and administrative	4,403	3,492	3,949
Collaboration and development charge	—	—	12,024

Total operating expenses	33,888	26,461	37,992

Loss from operations	(25,577)	(20,912)	(12,475)
Other income (expense):
Interest expense	(2,164)	(1,569)	(2,483)
Change in fair value of convertible preferred stock warrant liability	(15)	128	1,735
Other income, net	12	20	12

Total other income (expense)	(2,167)	(1,421)	(736)

Loss before income tax expense	(27,744)	(22,333)	(13,211)
Income tax expense	56	39	81

Net loss attributable to common stockholders and comprehensive loss	$(27,800)	$(22,372)	$(13,292)

The following table summarizes our results of operations as a percentage of revenue for each of the periods indicated:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
	(as a percentage of revenue)
Revenue	100%	100%	100%
Cost of revenue	66	65	55

Gross profit	34	35	45
Operating expenses:
Research and development	112	134	34
Sales and marketing	9	11	5
General and administrative	18	22	7
Collaboration and development charge	—	—	21

Total operating expenses	139	167	67

Loss from operations	(105)	(132)	(22)
Other income (expense):
Interest expense	(9)	(10)	(4)
Change in fair value of convertible preferred stock warrant liability	—	1	3
Other income, net	—	—	—

Total other income (expense)	(9)	(9)	(1)

Loss before income tax expense	(114)	(141)	(23)

Income tax expense	—	—	—

Net loss attributable to common stockholders and comprehensive loss	(114)%	(141)%	(23)%

Non-GAAP Financial Measures

We use the financial measures set forth below, which are non-GAAP financial measures, to help us analyze our financial results, establish budgets and operational goals for managing our business and to evaluate our performance. We also believe that the presentation of these non-GAAP financial measures in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, the non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. The non-GAAP financial measures presented in this prospectus should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP.

The information in the table below sets forth the non-GAAP financial measures that we use in this prospectus.

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
	(dollars in thousands)
Non-GAAP income (loss) from operations	$(24,549)	$(20,012)	$146
Adjusted EBITDA	$(22,819)	$(18,731)	$1,525
Adjusted EBITDA margin	(93)%	(118)%	3%

Non-GAAP Income (Loss) from Operations. We define non-GAAP income (loss) from operations as loss from operations reported on our consolidated statements of operations, excluding the impact of the following non-cash charges: stock-based compensation, a collaboration and development charge and amortization of acquired intangibles. We have presented non-GAAP income (loss) from operations because we believe that the exclusion of these non-cash charges allows for a more accurate comparison of our results of operations to other companies in our industry.

Adjusted EBITDA and Adjusted EBITDA Margin. We define adjusted EBITDA as our net loss excluding: (1) stock-based compensation; (2) depreciation and amortization; (3) interest expense; (4) a collaboration and development charge; (5) change in fair value of convertible preferred stock warrant liability; (6) other income, net; and (7) income tax expense. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue. We have presented adjusted EBITDA and adjusted EBITDA margin because we believe they are important measures used by industry analysts and investors to compare our performance against that of our peer group and they provide a useful measure for period-to-period comparisons of our core operating performance.

See the section titled “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding non-GAAP financial measures and a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Comparison of the Nine Months Ended September 30, 2014 and 2015

Revenue

	Nine Months Ended September 30,		Change
	2014	2015	$	%
	(unaudited)
	(dollars in thousands)
Revenue	$15,854	$56,527	$40,673	257%

Revenue increased by $40.7 million, or 257%, for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, primarily attributable to a 580% increase in unit volumes to our largest customer in the data center market, partially offset by a lower ASP resulting from the maturation of the product for this customer. In addition, during the nine months ended September 30, 2015, we began introducing products in the enterprise market, which contributed to our revenue growth.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended September 30,		Change
	2014	2015	$	%
	(unaudited)
	(dollars in thousands)
Cost of revenue	$10,305	$31,010	$20,705	201%
Gross profit	$5,549	$25,517	$19,968	360%
Gross margin	35%	45%		10pts

Cost of revenue increased by $20.7 million, or 201%, for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. The increase was primarily related to costs associated with an increase in the volume of products sold.

Gross profit increased by $20.0 million, or 360%, for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. For the nine months ended September 30, 2015, our gross margin increased by 10 percentage points due to yield improvement and cost reductions from our supply chain as a result of higher production volumes. This increase in gross margin was partially offset by a decrease in ASPs.

Operating Expenses

	Nine Months Ended September 30,		Change
	2014	2015	$	%
	(unaudited)
	(dollars in thousands)
Operating expenses:
Research and development	$21,268	$19,431	$(1,837)	(9)%
Sales and marketing	1,701	2,588	887	52
General and administrative	3,492	3,949	457	13
Collaboration and development charge	—	12,024	12,024	*

Total operating expenses	$26,461	$37,992	$11,531	44

*	Percentage change not meaningful

Research and development expenses decreased $1.8 million, or 9%, during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, primarily due to an increase of $2.6 million in product development fees from our customers and a $2.2 million decrease in engineering mask costs, design tools and prototype-related expenses. This decrease was partially offset by an increase of $1.6 million in personnel costs as we increased our headcount to support continued investment in our future product offerings and a $1.4 million increase in costs related to the expansion of our international offices.

Sales and marketing expenses increased $0.9 million, or 52%, during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, due to an increase of $0.8 million in personnel costs as we increased our headcount to support our growth, and an increase of $0.1 million in facility and IT costs.

General and administrative expenses increased $0.5 million, or 13%, during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, due to an increase of $0.5 million in professional services and legal fees primarily to support our growth in operations and preparation to operate as a public company.

Collaboration and development charge represents the fair value of a fully vested warrant to purchase 9,756,160 shares of Series H convertible preferred stock issued to GLOBALFOUNDRIES.

Other Income (Expense)

	Nine Months Ended September 30,		Change
	2014	2015	$	%
	(unaudited)
	(dollars in thousands)
Other income (expense):
Interest expense	$(1,569)	$(2,483)	$(914)	(58)%
Change in fair value of convertible preferred stock warrant liability	128	1,735	1,607	1,256
Other income, net	20	12	(8)	(40)

Total other income (expense)	$(1,421)	$(736)	$685	48

Other income (expense) decreased $0.7 million for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, primarily as a result of a $1.6 million change in fair value of the convertible preferred stock warrant liability, partially offset by an increase of $0.9 million in interest expense relating to our outstanding long-term debt and our line of credit.

We will continue to record adjustments to the fair value of these warrants at each balance sheet date until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time, the liability will be reclassified to stockholders’ equity (deficit) and will no longer be subject to fair value accounting.

Income Tax Expense

	Nine Months Ended September 30,		Change
	2014	2015	$	%
	(unaudited)
	(dollars in thousands)
Income tax expense	$39	$81	$42	108%

Income tax expense for the nine months ended September 30, 2014 and 2015 includes state and foreign tax expense.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the seven quarters in the period ended September 30, 2015, as well as the percentage that each line item represents of revenue for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments of a normal, recurring nature that are necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of operating results to be expected for the full fiscal year or any future period.

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	(dollars in thousands)
Quarterly results of operations:
Revenue	$6,791	$4,117	$4,946	$8,646	$11,525	$19,539	$25,463
Cost of revenue	4,199	2,825	3,281	5,884	7,177	10,337	13,496

Gross profit	2,592	1,292	1,665	2,762	4,348	9,202	11,967

Operating expenses:
Research and development	5,804	9,492	5,972	6,075	3,538	7,516	8,377
Sales and marketing	686	489	526	441	659	916	1,013
General and administrative	867	1,590	1,035	911	1,048	1,427	1,474
Collaboration and development charge	—	—	—	—	12,024	—	—

Total operating expenses	7,357	11,571	7,533	7,427	17,269	9,859	10,864

Income (loss) from operations	(4,765)	(10,279)	(5,868)	(4,665)	(12,921)	(657)	1,103

Other income (expense):
Interest expense	(523)	(523)	(523)	(595)	(883)	(806)	(794)
Change in fair value of convertible preferred stock warrant liability	60	93	(25)	(143)	(32)	(90)	1,857
Other income (expense), net	—	19	1	(8)	8	10	(6)

Total other income (expense)	(463)	(411)	(547)	(746)	(907)	(886)	1,057

Income (loss) before income taxes	(5,228)	(10,690)	(6,415)	(5,411)	(13,828)	(1,543)	2,160
Income tax expense	13	11	15	17	27	29	25

Net income (loss)	$(5,241)	$(10,701)	$(6,430)	$(5,428)	$(13,855)	$(1,572)	$2,135

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	62	69	66	68	62	53	53

Gross profit	38	31	34	32	38	47	47

Operating expenses:
Research and development	85	230	121	70	31	38	33
Sales and marketing	10	12	11	5	6	5	4
General and administrative	13	39	21	11	9	7	6
Collaboration and development charge	—	—	—	—	104	—	—

Total operating expenses	108	281	153	86	150	50	43

Income (loss) from operations	(70)	(250)	(119)	(54)	(112)	(3)	4

Other income (expense):
Interest expense	(8)	(13)	(11)	(7)	(8)	(4)	(3)
Change in fair value of convertible preferred stock warrant liability	1	2	—	(2)	—	(1)	7
Other income (expense), net	—	1	—	—	—	—	—

Total other income (expense)	(7)	(10)	(11)	(9)	(8)	(5)	4

Income (loss) before income taxes	(77)	(260)	(130)	(63)	(120)	(8)	8
Income tax expense	—	—	—	—	—	—	—

Net income (loss)	(77)%	(260)%	(130)%	(63)%	(120)%	(8)%	8%

Quarterly Revenue Trends

Our quarterly revenue increased sequentially for all quarters presented, with the exception of the second quarter of 2014. This increase was primarily due to increases in unit volumes to our largest customer in the data center market, partially offset by lower ASP resulting from the maturation of the product for this customer. The decrease in revenue in the second quarter of 2014 was the result of a decrease in unit volumes to our largest customer. In addition, we began introducing products in the enterprise market, which contributed to our revenue growth during the periods presented.

Quarterly Cost of Revenue and Gross Profit and Gross Margin Trends

Increases in gross margin are primarily due to yield improvement and cost reductions from our supply chain as the result of higher production volumes, partially offset by a decrease in ASPs. Our quarterly margins ranged from a low of 31% in the second quarter of 2014 to 47% in the third quarter of 2015. Gross margin generally increased from the quarter ended December 31, 2014 through the quarter ended September 30, 2015, primarily due to an increase in revenue from our largest customer as described above. Gross margin for the second quarter of 2014 was lower due to a revenue decline from our largest customer.

Quarterly Operating Expense Trends

Total operating expenses ranged from $7.4 million to $7.5 million for all quarters in 2014, with the exception of the second quarter, which had increased expenses primarily due to increased engineering mask costs. Our operating expenses, excluding the collaboration and development charge, increased sequentially for the second and third quarters of 2015, primarily due to increased personnel costs to support our growth in operations and preparation to operate as a public company. The first quarter of 2015 had lower research and development costs, primarily due to $3.0 million in product development fees received from our customers, which partially offset our research and development expenses during the period.

Research and development expenses increased sequentially for all quarters presented, with the exception of the third quarter of 2014 and the first quarter of 2015. Research and development expenses increased primarily as a result of our increased headcount and the expansion of our international offices to support the development of our future products. The increase in the second quarter of 2014 was primarily due to increased engineering mask costs. The decrease in the first quarter of 2015 was primarily due to $3.0 million in product development fees received from our customers.

Sales and marketing expense was within the range of $0.4 million to $0.7 million for all quarters in 2014. Sales and marketing expense increased each sequential quarter of the nine months ended September 30, 2015, primarily due to an increase in personnel costs associated with increased headcount and an increase in marketing programs to drive future growth.

General and administrative expenses were in the range of $0.9 million to $1.0 million for all quarters presented through March 31, 2015, with the exception of the second quarter of 2014, which was higher due to increased personnel costs of $0.6 million and an increase in professional service fees of $0.1 million. The increases for the second and third quarters of 2015 are primarily due to increased personnel costs and professional service fees associated with preparing to be a public company.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated from operating activities, as well as proceeds from our convertible preferred stock and debt financings. As of September 30, 2015, we had cash and cash equivalents of $19.5 million. In March and July 2015, we issued and sold an aggregate of 25,848,278 shares of our Series H convertible preferred stock for net proceeds of $37.0 million. Since our inception, as of December 31, 2015, we have sold an aggregate of 197,913,720 shares of our convertible preferred stock and raised aggregate net proceeds of $199.2 million through the sale of our convertible preferred stock. Our principal use of cash is to fund our operations to support our growth.

We believe that our existing cash and cash equivalents and funds available for borrowing under our credit facilities will be sufficient to meet our cash needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, and the continuing market acceptance of our solutions. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when we need it, it would harm our business, results of operations and financial condition.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
	(in thousands)
Net cash used in operating activities	$(23,978)	$(19,710)	$(22,090)
Net cash used in investing activities	(1,299)	(726)	(3,097)
Net cash provided by financing activities	27,678	19,244	37,628

Net increase (decrease) in cash and cash equivalents	$2,401	$(1,192)	$12,441

Operating Activities

We have historically used cash in operating activities due to our net losses, offset by changes in our operating assets and liabilities, particularly from accounts receivable, inventory, accounts payable and accrued expenses, and deferred revenue, adjusted for non-cash expense items such as depreciation and amortization, stock-based compensation expense, issuance of convertible preferred stock warrants and the change in value of our convertible preferred stock warrant liability and amortization of our debt discount.

For the nine months ended September 30, 2015, we used approximately $22.1 million of cash in operating activities. The cash used in operating activities was primarily the result of increased inventory of $18.2 million to support our future product sales, net loss of $13.3 million offset by non-cash items totaling $13.2 million, an increase in accounts receivable of $6.1 million due to increased product sales during the nine months ended 2015, and a decrease in deferred revenue of $2.4 million primarily from the recognition of previously deferred revenue related to a significant agreement with Intel. The cash used in operating activities was partially offset by increases in accounts payable and accrued expenses of $4.4 million, and a decrease in prepaid expenses and other assets of $0.3 million. Non-cash items included $12.1 million for the issuance of convertible preferred stock warrants primarily related to the collaboration and development charge, $1.4 million of depreciation and amortization, $0.9 million amortization of debt discount and non-cash interest expense, and $0.6 million of stock compensation expense, offset by a $1.7 million revaluation of our convertible preferred stock warrants.

For the nine months ended September 30, 2014, we used approximately $19.7 million of cash in operating activities. The cash used in operating activities was primarily the result of our net loss of $22.4 million offset by non-cash items totaling $2.2 million, a decrease in deferred revenue of $2.3 million primarily from the recognition of previously deferred revenue, an increase in accounts receivable of $1.9 million, and an increase in prepaid expenses and other assets of $1.2 million. The cash used in operating activities was partially offset by a decrease of $4.7 million in inventory due to inventory purchased in 2013 in advance of 2014 anticipated product demand, and increases in accounts payable and accrued expenses of $1.2 million. Non-cash items consisted primarily of $1.5 million of depreciation and amortization, and $0.7 million of stock compensation expense.

For the year ended December 31, 2014, we used approximately $24.0 million of cash in operating activities. The cash used in operating activities was primarily the result of our net loss of $27.8 million offset by non-cash items totaling $3.0 million, an increase in prepaid expenses and other assets of $4.4 million primarily due to the prepayment of processed wafer inventory, a decrease in deferred revenue of $3.1 million primarily due to the recognition of previously deferred revenue, and a $0.1 million increase in accounts receivable. The cash used in operating activities was partially offset by a decrease of $6.8 million in inventory due to inventory purchased in 2013 in advance of 2014 anticipated product demand, and increases in accounts payable and accrued expenses of $1.5 million. Non-cash items consisted of $1.9 million of depreciation and amortization, $0.9 million stock-based compensation expense and $0.2 million of amortization of debt discount and non-cash interest expense.

Investing Activities

Our investing activities consist of capital expenditures for property and equipment purchases. Our capital expenditures for property and equipment have primarily been for general business purposes, including machinery and equipment, leasehold improvements, software and computer equipment used internally, and production masks to manufacture our products.

For the nine months ended September 30, 2014 we used approximately $0.7 million in investing activities primarily for the purchase of property and equipment for development and production purposes. For the nine months ended September 30, 2015, we used approximately $3.1 million for the purchase of production masks and for the purchase of other property and equipment for general business purposes.

For the year ended December 31, 2014, we used approximately $1.3 million in investing activities primarily for the purchase of property and equipment for general business purposes.

Financing Activities

Cash generated by financing activities includes proceeds from borrowings under our credit facilities, proceeds from our issuance of common stock following employee stock option exercises and issuance of convertible preferred stock. Cash used in financing activities includes repayment of debt under our credit facilities.

For the nine months ended September 30, 2015, we generated $37.6 million of cash from financing activities, consisting of $37.0 million of cash from the issuance of our Series H convertible preferred stock, net of issuance costs, $15.2 million from our line of credit and $0.9 million from the issuance of common stock, primarily related to the exercise of employee stock options; offset by the repayment in full of our line of credit. Our outstanding balance on our line of credit ranged from $0 to $10.3 million in March 2015. Since March 31, 2015, we have had no amounts outstanding under our line of credit.

For the nine months ended September 30, 2014, we generated $19.2 million of cash from financing activities, consisting of $19.9 million of cash from the issuance of our Series G convertible preferred stock, net of issuance costs, and $0.1 million from the issuance of common stock, primarily related to the exercise of employee stock options; offset by a $0.8 million repayment of our line of credit with Silicon Valley Bank. During the nine months ended September 30, 2014, our outstanding balance on our line of credit with Silicon Valley Bank ranged from $0 to $0.8 million. The line of credit was paid in full in December 2014 and was terminated in January 2015.

For the year ended December 31, 2014, we generated $27.7 million of cash from financing activities, consisting of $19.9 million from the issuance of our Series G convertible preferred stock, net of issuance costs, $8.2 million from our loan with Pinnacle Ventures, L.L.C., or Pinnacle, net of issuance costs, $3.0 million from our line of credit with Silicon Valley Bank and $0.3 million from the issuance of common stock, primarily related to the exercise of employee stock options; offset by a $3.9 million repayment in full of our line of credit with Silicon Valley Bank. For the year ended December 31, 2014, our line of credit with Silicon Valley bank had a balance ranging from $0 to $3.0 million.

Debt Obligations

The following summarizes our debt obligations for the year ended December 31, 2014 and the nine months ended September 30, 2015:

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Term loans	$23,800	$23,800
Final payment liability	41	500

Total	23,841	24,300
Long-term debt discount	(889)	(629)
Debt discount in other current assets	356	—

Balance	23,308	23,671
Less long-term debt, current portion	—	(4,864)

Long-term debt	$23,308	$18,807

Pinnacle Loan and Security Agreement. In April 2013, we entered into a Loan and Security Agreement with Pinnacle for an aggregate principal amount of $15.0 million. The interest rate on this loan was the greater of the prime rate plus 925 basis points, or 12.5% per annum. At December 31, 2014, the interest rate on this loan was 12.5%. We were required to make interest-only payments for the first 24 months of the loan starting in April 2013 and thereafter to make 18 equal monthly payments from April 2015 until maturity in October 2016. In connection with this loan, we issued a warrant to Pinnacle to purchase up to 646,551 shares of our Series F convertible preferred stock at an exercise price of $0.928 per share. This loan also provided a right to convert a portion of the outstanding principal of the loan into shares of our Series F convertible preferred stock, which right expired unexercised on June 30, 2014.

On December 16, 2014, we entered into an Amended and Restated Loan and Security Agreement with Pinnacle pursuant to which we borrowed an additional $8.8 million and modified the terms of the existing loan of $15.0 million. As of December 31, 2015, our aggregate principal amount outstanding under the amended loan was $23.8 million. The interest rate on this loan, effective January 1, 2015, is the greater of the prime rate plus 550 basis points, or 8.75% per annum. As of September 30, 2015, the interest rate on this loan was 8.75%. Monthly principal payments on this loan begin in May 2016, and an additional final payment of $1.5 million is due upon the earliest to occur of the maturity date of July 1, 2018 or the prepayment of all outstanding principal and accrued and unpaid interest. The amended loan also provides for an extension of the interest-only period to August 2016 if we achieve certain performance milestones. In connection with this loan, we issued a fully-vested warrant to Pinnacle to purchase up to 640,129 shares of our Series G convertible preferred stock at an exercise price of $1.4314298 per share.

We intend to prepay in full the outstanding amounts under this term loan with a portion of the net proceeds from this offering. See the section titled “Use of Proceeds.”

Hercules Technology Growth Capital Loan and Security Agreement. In January 2015, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, or Hercules Technology, for an $11.5 million revolving line of credit. The line of credit is based upon a percentage of eligible receivables and eligible customer purchase orders. The line of credit bears a variable rate of interest based upon the prime rate and changes in our borrowing base eligibility and whether the borrowing base is based on eligible accounts receivables or eligible purchase orders or both. At September 30, 2015, $11.5 million was available to be borrowed at a rate of 6.7%. The line of credit matures on February 1, 2017; however, if we achieve certain performance milestones, then the line of credit will mature on January 30, 2018. An end-of-term charge of $0.3 million is owed upon the earliest to occur of the maturity date, the date of prepayment of the outstanding secured obligations or the date that the secured obligations become due and payable. In connection with this loan, we issued a warrant to Hercules Technology to purchase up to 196,831 shares of our convertible preferred stock at an exercise price of $1.4314298 per share. At the election of the holder, these warrants may be exercised for Series G or Series H convertible preferred stock. This loan is subordinated to our loan with Pinnacle pursuant to a Subordination Agreement, dated January 30, 2015, entered into by us, Pinnacle and Hercules Technology.

Contractual Obligations and Commitments

Set forth below is information concerning our contractual commitments and obligations as of September 30, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(unaudited)
	(in thousands)
Debt obligations	$23,671	$4,864	$18,807	—	—
Operating leases	2,407	229	2,178	—	—
Non-cancelable obligations	7,004	4,445	2,559	—	—

Total	$33,082	$9,538	$23,544	—	—

Our operating lease obligations consist primarily of our remaining $2.0 million commitment for our U.S. headquarters facility lease that expires in June 2018 and operating leases for our international facilities that expire at various dates through September 2018. Non-cancelable obligations consist of purchase commitments for electronic design automation tools and inventory. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Revenue is recognized when title and risk of loss has passed to the customer, which is generally upon shipment, collection of the resulting receivable is reasonably assured, persuasive evidence of an arrangement exists, and the price is fixed or determinable. We defer revenue if any of the revenue recognition criteria have not been met.

Inventories

Inventories consist of processed wafers, work-in-process and finished goods and are stated at the lower of standard cost or net realizable value. Standard costs approximate actual costs and are based on a first-in, first-out basis. We perform detailed reviews of the net realizable value of inventories, both on hand as well as for inventories that we are committed to purchase and write down the inventory value for estimated deterioration, excess and obsolete and other factors based on management’s assessment of future demand and market conditions. Once written down, inventory write-downs are not reversed until the inventory is sold or scrapped.

Convertible Preferred Stock Warrant Liability

We account for our outstanding convertible preferred stock warrants as derivative liabilities as the terms of the warrants are not fixed due to potential adjustments in the exercise price and the number of shares upon an equity financing at a lower price. The convertible preferred stock warrants are initially recorded at fair value when issued, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss at each period end while such instruments are outstanding and classified as liabilities. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time, the warrants will convert to warrants to purchase common stock, the liability will be reclassified to stockholders’ equity (deficit), and will no longer be subject to fair value accounting. The fair values of the convertible preferred stock warrants issued in connection with debt agreements are recorded as debt discounts and are amortized as non-cash interest expense in the consolidated statement of operations and comprehensive loss over the expected repayment period of the debt agreements. The fair value of the convertible preferred stock warrants issued in connection with a letter agreement to collaborate on the development of products with GLOBALFOUNDRIES was recorded as an operating expense at the date of issuance.

The methodology and assumptions used to determine the fair value of convertible preferred stock warrants were as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Valuation Methodology	Monte Carlo	Monte Carlo	Monte Carlo
Risk-free interest rate	0.4% - 2.2%	0.3% - 2.4%	0.03% - 2.06%
Expected term	1.0 - 9.7 yrs.	1.5 - 8.5 yrs.	0.5 - 9.2 yrs.
Expected dividends	0%	0%	0%
Volatility	35% - 50%	40% - 50%	35% - 50%
Fair value of preferred stock:
Convertible preferred series A	$0.48	$0.35	$0.32
Convertible preferred series B	0.77	0.72	0.55
Convertible preferred series C-1	0.77	0.72	0.55
Convertible preferred series D	0.83	0.74	0.60
Convertible preferred series E	0.81	0.83	0.65
Convertible preferred series F	0.95	0.94	0.82
Convertible preferred series G	1.43	1.43	1.35
Convertible preferred series H	—	—	1.42

Stock-Based Compensation

Compensation expense related to stock-based transactions is measured and recognized in the financial statements at fair value. Stock-based compensation expense is measured at the grant date based on the fair value of the equity award and is recognized as expense, less expected forfeitures, over the requisite service period, which is generally the vesting period. We estimate the fair value of each equity award on the date of grant using the Black-Scholes option-pricing model and recognize the related stock-based compensation expense on the straight-line method. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility, expected term, risk-free interest rate, and expected dividends.

We account for equity instruments issued to non-employees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of such instruments is recognized as an expense over the period in which the related services are received.

We estimated the fair value of stock-based awards granted using the following valuation assumptions:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Risk-free interest rate	1.66% - 1.98%	1.98% - 2.57%	1.62% - 2.32%
Expected term	5.5 - 10 yrs.	6.08 - 10 yrs.	6.08 - 10 yrs.
Expected dividends	0%	0%	0%
Volatility	44%	44%	42%

Fair Value of Common Stock

The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by our board of directors. Because there has been no public market for our common stock, the board of directors determined fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent contemporaneous third-party valuations of our common stock, our operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlooks, amongst other factors.

Expected Term

The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, we have opted to use the simplified method for estimating the expected term, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected Volatility

The expected stock price volatility assumption was determined by examining the historical volatilities of a group of industry peers, as we do not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available.

Risk-Free Interest Rate

The risk-free rate assumption was based on U.S. Treasury instruments with terms that were consistent with the expected term of the option grants.

Expected Dividends

The expected dividend yield was 0% as we have not paid, and do not expect to pay, cash dividends in the foreseeable future.

Forfeiture Rate

We estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The following table summarizes the effects of stock-based compensation on our consolidated statements of operations and comprehensive loss for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015.

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Cost of revenue	$10	$8	$11
Research and development	382	306	276
Sales and marketing	36	29	51
General and administrative	430	387	259

Total	$858	$730	$597

As of September 30, 2015, we had approximately $1.8 million of unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 3.5 years.

The intrinsic value of outstanding options as of September 30, 2015 was $7.9 million based on the estimated fair value of our common stock of $0.39 per share.

Historical Option Grants

We granted stock options with the following exercise prices between October 1, 2014 and September 30, 2015:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock-Based Compensation Expense
June 17, 2015	7,206,660	$0.26	$0.26
September 23, 2015	6,750,366	$0.39	$0.39

Common Stock Valuations

Our board of directors determined the fair value of the common stock underlying our stock options. The board of directors granted options to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on each grant date.

The common stock valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. Our board of directors is comprised of a majority of non-employee directors who we believe have the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. In the absence of a public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the common stock’s fair value as of the date of each option grant, including the following factors:

•	valuations performed by an unrelated third-party specialist;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	the market performance of comparable publicly traded companies;

•	our history and the introduction of new products and services;

•	our stage of development;

•	the hiring of key personnel;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock; and

•	U.S. and global capital market conditions.

At each grant date our board of directors reviewed any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

Our common stock valuation models have historically utilized a market approach, which bases the valuation of our common stock on multiples of revenue, operating income, net income and similar metrics of publicly traded companies we believe are similar to us in terms of size, product market, liquidity, financial leverage, revenue, profitability, growth and other factors. We also examine transactions in the same or similar assets at the measurement date. These transactions can include venture investments in private firms, or stock market trading prices of similar publicly traded companies.

We also allocate value to each class of stock using an Option Pricing Model, or OPM, and Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring.

In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

The key subjective factors and assumptions used in our valuations primarily consisted of: (1) the selection of the appropriate market comparable transactions, (2) the selection of the appropriate comparable publicly traded companies, (3) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (4) the probability and timing of the various possible liquidity events, (5) the estimated weighted-average cost of capital and (6) the discount for lack of marketability of our common stock.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the grant date.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position can be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. We consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board, or FASB, issued an update that deferred the effective date of the new guidance they previously issued in May 2014 related to the recognition and reporting of revenue that establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance allows for the use of either the full or modified retrospective transition method. This new standard will be effective for us on January 1, 2018, although adoption as of the original effective date of January 1, 2017 is permitted. Our management is currently evaluating the impact of this new standard on our consolidated financial statements, as well as which transition method and adoption date we intend to use.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to measure most inventory “at the lower of cost and net realizable value”, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

JOBS Act Transition Period

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted in April 2012. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

We are exposed to the credit risk of our customers. We had two customers who each accounted for more than 10% of our revenue for the year ended December 31, 2014, and two customers (one overlapping with the prior year) who accounted for more than 10% of our revenue for the nine months ended September 30, 2015. Our concentration of accounts receivable and revenue for the year ended December 31, 2014 and the nine months ended September 30, 2015 was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Accounts Receivable:
Customer A	56%	60%	56%
Customer B	11	11	28
Customer C	*	16	13
Customer D	20	10	*

Revenue:
Customer A	68	64	77
Customer B	*	*	12
Customer C	10	13	*
Customer D	*	*	*

*	Less than 10%

We market and sell our products worldwide and attribute revenue to the geography where product is shipped. The geographical distribution of our revenue, as a percentage of revenue was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Malaysia	54%	48%	68%
China	20	24	17
United States	18	21	10
Other	8	7	5

Total	100%	100%	100%

The increase in revenue billed to customers in Malaysia during the nine months ended September 30, 2015 as compared to the year ended December 31, 2014 and the nine months ended September 30, 2014 is the result of increased product sold and shipped to our primary customer in Malaysia.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. All of our revenue is denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in India, the Netherlands and Russia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our historical consolidated financial statements.

Interest Rate Risk

We had cash and cash equivalents of $7.1 million and $19.5 million as of December 31, 2014 and September 30, 2015, respectively, consisting of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $23.3 million as of December 31, 2014, of which none was due within 12 months. As of September 30, 2015, we had total outstanding debt of $23.7 million, of which $4.9 million was due within 12 months. The outstanding debt relates to our Pinnacle loan.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings to the extent they are subject to variable interest rates. Our debt instruments provide that we pay interest at the greater of (1) a prime rate plus a spread or (2) a specified interest fixed rate. As of September 30, 2015, none of our borrowings were accruing interest at the variable rate because the variable rates were below the specified fixed interest rate. For more information on the structure of interest rates under our debt instruments, see “—Liquidity and Capital Resources—Debt Obligations” above.

BUSINESS

Overview

We are a leader in the design, development and marketing of advanced high-speed communications integrated circuits, or ICs, for Ethernet connectivity in the data center and enterprise markets. Our Ethernet solutions provide a critical interface between the high-speed analog signals transported over wired infrastructure and the digital information used in computing and networking equipment. Our products are designed to cost-effectively deliver leading-edge data speeds for use in the latest generation of communications infrastructure to alleviate network bandwidth bottlenecks caused by the exponential growth of global Internet Protocol, or IP, traffic. Many of our semiconductor solutions have established benchmarks in the industry in terms of performance, power consumption and density. Our innovative solutions enable our customers to differentiate their product offerings, position themselves to gain market share and drive the ongoing equipment infrastructure upgrade cycles in the data center and enterprise markets.

Ethernet is a ubiquitous and evolving standard of network connectivity that is characterized by its reliability and backward compatibility, which enables easy upgrades and continuity of operation through upgrade cycles. The Ethernet physical layer, or PHY, device market represents a substantial opportunity at each upgrade cycle, with approximately one billion ports shipped in 2014 and approximately 1.5 billion ports expected to ship in 2020. One Gigabit Ethernet, or GbE, has been deployed as a mainstream wired connectivity standard for over a decade. However, GbE is increasingly insufficient to meet the bandwidth requirements that can accommodate the exponential growth of global IP traffic. As a result, the GbE infrastructure is currently undergoing an upgrade cycle that is driven by the need to alleviate bandwidth bottlenecks on the wired side of networking equipment, including the data center (servers and switches) and the enterprise (wireless access points, or APs, and switches). Historically, the transition to the next Ethernet generation has been led by the introduction of IC solutions that reliably and cost-effectively meet the new Ethernet standard. We believe that the current upgrade cycle will follow the same course.

As the data rate on the PHY device continues to increase, the technical challenges of designing high-speed communications ICs require a significantly new architectural approach. In order to meet next-generation performance requirements with low power consumption and a small footprint, our differentiated architecture combines our two fundamental innovations: Mixed-Mode Signal Processing, or MMSP, which partitions signal processing across analog and digital domains, and Multi-Core Signal Processing, or MCSP, which incorporates multiple customized units to more efficiently process digital signals. We also implement patented techniques in Analog Front-End, or AFE, algorithms, power management and programmability in the design of our products. Our next-generation Ethernet solutions have been developed by one of the most innovative design teams in the semiconductor industry, with deep expertise across multiple disciplines that range from analog and mixed-mode design to digital signal processing and communication theory. We have leveraged the expertise of our design team to achieve technological breakthroughs and bring what we believe to be best-in-class semiconductor solutions to the market, anticipating the future technological needs of our customers and helping them shape their product roadmaps. For example, in 2012 we created a novel technology that we call AQrate, which has been adopted by the Institute of Electrical and Electronics Engineers, or IEEE, as the baseline for the upcoming 802.3bz standard. This technology is currently being deployed in the enterprise market.

We are a fabless semiconductor company. We have shipped millions of ICs to customers across three semiconductor process generations, and are currently in mass production on 28nm. We estimate that our total addressable market opportunity across application-specific standard product, or ASSP, and application-specific integrated circuit, or ASIC, applications is approximately $8.6 billion, based on estimates for 2016 from Gartner Research. During the year ended December 31, 2014, and the nine months ended September 30, 2015, our customers included Aruba (acquired by Hewlett-Packard Enterprise), Brocade, Cisco, Dell, Hewlett-Packard Enterprise, Huawei, IBM, Intel, Juniper, Oracle and Ruckus. For the year ended December 31, 2014 and the nine months ended September 30, 2015, sales to Intel accounted for approximately 68% and 77% of our revenue, respectively. For the year ended December 31, 2014 and the nine months ended September 30, 2015, our revenue was $24.5 million and $56.5 million, respectively, our net loss was $27.8 million and $13.3 million, respectively, and our Non-GAAP income (loss) from operations was $(24.5) million and $0.1 million, respectively. See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding non-GAAP financial measures and a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Industry Background

Exponential Growth of Global IP Traffic

Demands on global networking infrastructure are being driven by the exponential growth of data from video, social networking and advanced collaboration applications. The Cisco Visual Networking Index estimates that global IP traffic has increased fivefold over the trailing five years ending 2014 and will increase at a compound annual growth rate, or CAGR, of 23% from 2014 to 2019. Globally, mobile data traffic is expected to increase at a CAGR of 57% from 2014 to 2019. The advent of the Internet of Things, or IoT, will also increase pressure on the network infrastructure as a wide variety of electronic devices become connected to the Internet in order to collect and exchange information. IDC estimates that by 2020, 29.5 billion objects will be connected to the IoT, up from 10.3 billion objects in 2014.

Transition to 10 Gigabit Ethernet

Since its inception more than 40 years ago, Ethernet has grown into a global, widely-deployed communications protocol. More specifically, copper Ethernet cables and the associated Ethernet connector, have permeated the vast majority of Internet networks, including data center, enterprise, campus, small and medium-sized business, small-office and home-office (SOHO) and the home. We believe that each transition to higher speeds has enabled the semiconductor company that has been at the forefront of the technological transformation in each upgrade cycle to significantly scale its operations: from National Semiconductor Corporation in the early 1990s, with the transition to 10 Megabit Ethernet, or 10MbE; to Broadcom Corporation in the mid-1990s, with the transition to 100MbE; and to Marvell Semiconductor, Inc. in the early 2000s, with the transition to 1GbE. We believe a similar opportunity now exists with the transition to 10GbE.

In the early 2000s, the transition from 100MbE to 1GbE was driven by the availability of the technology as a local-area network, or LAN, on motherboard, or LOM, solution for PC applications. A LOM solution allowed every PC manufacturer to offer a GbE port on desktops and laptops, which led to a very rapid transition to GbE in the entire networking ecosystem. Today, the GbE technology has reached broader markets beyond the traditional networking industry, extending into a wide variety of new applications and markets, including home and automotive networking, security camera, signage and smart television connectivity, and high-density wireless environments, such as stadiums and airports. Gigabit Ethernet has now been deployed as a mainstream wired connectivity standard for over a decade and is currently undergoing an upgrade cycle that is driven by the need to alleviate bandwidth bottlenecks on the wired side of networking equipment, including the data center and the enterprise.

Ethernet Connectivity Solutions

In order to connect Ethernet networking equipment, such as servers, switches, storage appliances or routers, network engineers have generally used either optical-based glass or plastic fiber cabling or electrical-based copper cabling. Optical interconnect solutions involve the combination of electronics with optical components, such as optical transmitters, optical receivers, optical couplings, packaging and optical fibers. As a result, optical solutions generally have higher relative cost of materials compared to electrical interconnect solutions. Due to the extremely low absorption loss of optical fibers, optical signals can be sent through fiber over very long distances, which are typically hundreds of kilometers or more, making the higher cost of optical solutions a less significant concern for long-reach interconnects. However, for shorter distances within data centers, which are typically less than 100 meters, optical interconnect solutions can be cost-prohibitive. As a result, optical solutions are typically only used in data centers when a comparable electrical solution has not been developed or the distance is too great for the electrical solution to cover.

Electrical interconnect solutions involve the combination of only a silicon-based IC, a connector and a copper cable. The most prevalent copper interconnect is based on twisted-pair copper cables, also commonly known as Ethernet cables. These cables are relatively inexpensive, but present a number of technical challenges due to significant impairments suffered by the signal as it is transmitted, such as attenuation, crosstalk and echo. As transmission speeds continue to increase to keep up with the exponential growth of global IP traffic, the amount of processing required to be performed in the silicon layer to address these transmission impairments increases correspondingly, leading to greater design complexity and higher power consumption. In recent years, advancements in lithography and manufacturing process technologies have allowed for significantly reduced transistor geometries, resulting in considerably lower power consumption per IC and a greater level of integration. These advancements, as well as additional innovations in the area of digital signal processing, have enabled the use of copper cabling for high-speed data transmission.

Ethernet cable, in its present form, was devised with the standardization by the Institute of Electrical and Electronics Engineers, or IEEE, of 1MbE in 1986, which was the first of a long line of standards that pushed the speed limits carried over copper cabling. Most recently, the standard evolved into a technology commonly referred to as BASE-T, which started with the introduction of 10BASE-T (speeds of 10 megabits per second, or Mbps) and eventually evolved into the current standard, 10GBASE-T (speeds of 10 gigabits per second, or Gbps). A unique characteristic of BASE-T is its backward compatibility with earlier Ethernet standards. A 10GBASE-T transceiver, for example, is capable of working at the lower speeds of the previous two standards, 1000BASE-T (speeds of 1000Mbps) and 100BASE-T (speeds of 100Mbps). As a result of this backward compatibility, network engineers and IT managers are able to install new equipment in phases and can, for example, purchase 10GBASE-T servers that connect to a legacy 1000BASE-T switch, with the links running at 1GbE. Then, once the switch is replaced with a new 10GBASE-T version, all the links would run at 10GbE.

The Data Center Market

Servers and switches are the two main components of the data center architecture. Traditionally, servers have been located in vertical racks placed side by side in long rows of equipment. Server ports are connected to Ethernet switches, which have the function of directing the traffic to either an upper layer of aggregation (typical of the older client server North-South traffic model) or to other server nodes (typical of the increasing server-to-server East-West traffic model). In the North-South model, traffic flows down to the lower levels for routing services and then back up to reach its destination. In the East-West model, traffic flows are spread across multiple access server nodes, requiring hosts to traverse network interconnection points. In either case, the connectivity between the server and the switch ports in a data center is rather short, typically just a few meters, and at most 100 meters. In contrast, the connectivity between switches in the next layers can be quite long depending on the overall topology. As more data is consolidated and processed in data centers, the need for higher performance server nodes has been met with constant innovation in both processor computing power and increased use of server virtualization, both resulting in an increased demand for higher bandwidth connectivity in servers.

Corporate Data Centers

Data centers can be categorized as corporate data centers and massively-scalable data centers, or MSDCs. Corporate data centers are very cost sensitive and, as a result, have historically made use of Ethernet cabling. Crehan Research estimates that, for 2015, 71% of all server-class Ethernet networking connections shipped were GbE connections, 90% of which it estimates were 1000BASE-T. We believe that this significant penetration of GbE over twisted-pair copper cabling is directly correlated with the preference by corporate IT managers for this medium. In networking infrastructure, cost is a major driver for upgrade cycles and transitions to the newer interconnect technologies. Today, as the cost of 10GbE over twisted pair copper cabling, or 10GBASE-T, is approaching twice that of 1000BASE-T, network engineers are transitioning their focus to purchasing equipment that supports the faster speed, allowing them to improve performance, increase work efficiency of their organizations and prepare their network for future improvements, which is driving the current upgrade cycle. Crehan Research projects that shipments of 10GBASE-T will reach 32 million ports in 2019, representing a CAGR of 52% from 2015 through 2019.

Massively-Scalable Data Centers

In the case of MSDCs, the processing and bandwidth requirements have traditionally been very demanding, with applications ranging from large-scale search engine implementation to high-performance computing for research and high-frequency trading. These architectures were the first to adopt 10GbE, and are now in various stages of transition towards 25GbE, 40GbE, 50GbE and in some cases 100GbE. These deployments leverage leading-edge technologies, and although they represent a minority of the data centers deployed today, they are expected to increase in importance in the future.

The Enterprise Market

In the early 2000s, the enterprise market experienced a very rapid transition from 100MbE to 1GbE. The adoption of GbE as the preferred connectivity between PCs and the Ethernet switches located in server rooms was facilitated by the ease of deployment of Ethernet cables in the ceilings and walls of the enterprise. Category 5e, or Cat5e, and Category 6, or Cat6, cables were, and continue to be, widely deployed, representing more than 90% of the worldwide base of cables installed between 2003 and 2014. In the past 10 years, the enterprise market has also seen an increasing number of wireless LAN, or WLAN, APs being deployed throughout buildings, airports, shopping malls and stadiums, driven by the proliferation of smartphones, laptops and other portable devices. These APs generally connect through a GbE infrastructure to the wiring closet or campus Ethernet switch using the same Ethernet cabling infrastructure, and often the same switches, used by desktop PCs.

GbE connections have historically been sufficient to carry the wireless traffic over the wired infrastructure due to the limited bandwidth of the WiFi standards 802.11 b/g/n and even the first wave of 802.11ac. However, WLAN AP manufacturers have commenced the deployment of the second wave of 802.11ac, which has throughput of up to about 5Gbps. As a result, for the first time in over a decade, IT managers are faced with the challenge of carrying this multigigabit bandwidth over legacy Ethernet infrastructure that is designed to only support 1Gbps. Network administrators have traditionally had three options when confronted with this bottleneck: (1) leave the legacy infrastructure in place and aggregate data traffic over more cables; (2) upgrade to data center-class Ethernet cables that support 10GBASE-T; or (3) upgrade to optical interconnect solutions. The first option presents scalability challenges. The latter two pose significant cost barriers and entail considerable disruption to the physical plan of any building or campus. As a result, there is a need in the enterprise market for a scalable, lower-cost alternative to support this network upgrade cycle.

Industry Opportunities

•	Increasing Bandwidth Requirements. The proliferation of mobile devices and the migration of data to the cloud have resulted in the exponential growth of global IP traffic and bandwidth bottlenecks on the wired side of networking equipment, including the data center and the enterprise. 10GbE in data centers and multigigabit Ethernet in enterprises have emerged to enable high-speed delivery of bandwidth-demanding applications.

•

Importance of Backward Compatibility and Use of Existing Infrastructure. Enterprises and data center providers need the flexibilty to upgrade their server and switch infrastructure at different times, which drives the need for interconnect solutions to be backward compatible with existing infrastructure. In addition, the ability of a new technology to operate over existing cabling infrastructure is paramount in the enterprise, given that installing new cabling is both very costly and highly disruptive. Connectivity solutions based on Ethernet cabling that are backward compatible enable easy upgrades and continuity of operation, which can provide a cost-effective transition to 10GbE and multigigabit Ethernet.

•	Limitations of Existing Alternatives. The two existing alternatives for high-speed connectivity are optical-based glass or fiber cabling and enhanced small form-factor pluggable direct attach copper, or SFP+ DAC. The high cost of optical solutions makes their use only appropriate for long distances or where there is no electrical interconnect solution alternative. Further, the limited reach of SFP+ DAC restricts its use within the data center to very short distances. Interconnect solutions based on 10GbE and multigigabit Ethernet over copper cabling provide the optimal combination of high performance interconnectivity with adequate reach at a minimized installation cost.

Challenges to the Adoption of 10GbE and Multigigabit Ethernet over Copper Cabling

•	Technical Challenges. The continued increase in signal transmission speeds presents a number of technical challenges due to the significant impairments, such as attenuation, crosstalk and echo, suffered by the signal as it is transmitted over copper cabling. As transmission speeds increase beyond 1Gbps, the amount of processing required to be performed in the silicon layer to address these impairments increases correspondingly, leading to greater design complexity. In recent years, innovations in the areas of digital signal processing and semiconductor manufacturing have further advanced the use of copper cabling for high-speed data transmission.

•	Power Consumption. As the amount of processing performed in the silicon layer increases to address signal impairments, the power consumption of the entire PHY device also increases. In recent years, advancements in lithography and other manufacturing process technologies have allowed for significantly reduced transistor geometries, resulting in considerably lower power consumption per IC and a greater level of integration. Interconnect solutions based on 10GbE over copper cabling have benefited from these manufacturing advancements. For instance, first-generation solutions consumed up to 25W of power, requiring additional cooling technologies. Current generation solutions based on 28nm silicon reduce typical power to a couple of watts.

Nevertheless, addressing these technical challenges with conventional silicon architectures generally yields ICs that are inefficient and consume more power. We believe the design of complex signal processing solutions requires a novel architectural approach.

Our Solution

We have developed a differentiated architecture that leverages our deep technical design expertise to create integrated high-performance connectivity solutions that address the significant opportunities present in the data center and enterprise markets. Our Ethernet PHY solutions provide a critical interface between the high-speed analog signals transported over wired infrastructure and the digital information used in computing and networking equipment. Our architecture combines our two fundamental innovations, MMSP and MCSP, as well as several other patented techniques in AFE design, algorithms, power management and programmability.

Key features of our highly integrated, mixed-signal ICs include:

•	Advanced Analog Front-End Design. Our small form factor, low-power, high-speed and high-resolution data acquisition circuits include the analog-to-digital converter, or ADC, and digital-to-analog converter, or DAC, which provide the interface between the real-world signal coming from the cables and the digital processing engine. Our world-class team of analog engineers designed these complex AFE building blocks to be power efficient, highly reusable across many of our products, and easily scalable with advanced CMOS processes as they emerge.

•	Mixed-Mode Signal Processing Architecture. We have designed a novel analog architecture that we call MMSP, which provides a different partitioning of signal processing between the analog and digital domains. MMSP reduces the complexity of data acquisition circuitry and, as a result, reduces the die size and power consumption of the overall AFE. MMSP also simplifies the digital signal processing logic that follows the ADC.

•	Multi-Core Signal Processor Architecture. We estimate that the total amount of processing required to counteract the effect of impairments on a multigigabit signal as it is transmitted over copper cabling is approximately 10 Tera-operations per second, which is approximately 200 times more than 1GbE. Processing such a large amount of data with a traditional architecture would be highly inefficient and costly. We use our proprietary transistor-level implementation and mapping techniques to create highly efficient multi-core processing engines, which we call MCSPs. Our MCSPs deliver high performance with low power consumption and a small footprint.

•	Extensive Development of Proprietary Advanced Signal Processing Algorithms. The process of detecting and decoding the desired data from a noisy environment requires sophisticated digital signal processing, or DSP, and algorithms that we have developed over the last 10 years with our team of DSP engineers. We believe these algorithms are critical to the performance and the stability of the end customer solution.

•	Advanced Power Management Techniques. Designing a multichannel Ethernet PHY interface that can handle data transfer speeds up to 10Gbps while minimizing leakage power across smaller process geometries presents a significant challenge. However, by combining innovative techniques, our engineers have been able to significantly reduce the impact of static and dynamic leakage power.

•	Fully Configurable Programmable Architecture. We design our semiconductor solutions to operate in a variety of environments and applications. By keeping our architecture programmable, we enable our customers to use the same device in different applications and enjoy the optimum benefits of our solutions. This programmable architecture also enables us to scale across multiple markets and improve our time to market.

We initially used these core innovations in the development of 10GBASE-T PHY devices, and subsequently in custom ASICs for Intel that integrate our PHY devices with various elements of Intel’s proprietary technologies. These custom ASICs are driving the transition to 10GbE networking from legacy 1GbE technology in data center server applications. More recently, we employed our fundamental PHY expertise to develop AQrate, our technology designed to improve transmission speeds from 1GbE to 5GbE over existing copper cabling infrastructure in the enterprise market.

Benefits We Provide to Our Customers

We believe our solutions provide our customers the following benefits:

•	Performance. The combination of our MMSP and MCSP innovations creates an architecture that is die-size optimized for high performance. These core processing units are responsible for correcting impairments suffered by the signal as it is transmitted over Ethernet cable. We believe our innovative, low cost implementation of these building blocks delivers quality and reliability that exceed industry standards. This translates into additional margin in the system design, allowing customers to meet or even surpass quality expectations of their end customers.

•

Power. We produce ICs that reduce complexity in the digital signal processing logic due, in part, to our novel MMSP architecture. Architectural innovations such as our MMSP have enabled our PHY ICs to deliver low power consumption. For instance, our first generation PHY product was delivered at lower power in 90nm as compared to similar products delivered by our competitors in 65nm. Additionally, since analog does not shrink through process scaling, and our architecture benefits from an intrinsically smaller design, we expect a sustainable and growing advantage as the design migrates to finer process geometries. We were the first to deliver a 28nm product to the market, and we endeavor to maintain our leadership position.

•	Port Density. Our proprietary analog architecture leads to small-footprint ICs. As we migrated our 10GbE solution to the 40nm process node, our higher density design allowed us to deliver the industry’s first 10GBASE-T quad-port in a 25mm x 25mm package. We believe this small-size package enabled our customers, for the first time, to design a high-density 48-port switch platform in a single-row of chipsets, instead of the inefficient 2-row design that was previously used. In addition to high port-density Ethernet switching applications, our small-footprint IC solutions are being used in space-constrained products such as WLAN APs and computing platforms.

•	Innovation and Customer Focus. Given the technical challenges associated with developing high-speed PHY products, our customers typically rely on our technical expertise, deep understanding of the PHY market and execution track record to deliver them solutions. By anticipating future trends and demonstrating an in-depth understanding of our customers’ evolving needs, we believe we have the ability to translate our ideas into innovative product concepts, which in turn enables our customers to deliver best-in-class products into their markets. We operate at a high level of responsiveness to our customers’ needs due to our lean structure and process efficiency, and have a well-established track record of delivering on our customers’ specifications from the first silicon order.

•	High Quality. To sustain our market leadership, we emphasize high quality across all of our product lines and continuously work to exceed customer expectations. Our high-volume customers report quality metrics on products we ship that are significantly higher than industry norms. We have been able to maintain this standard of high quality across three generations of standard CMOS process technology, most recently on 28nm.

Customer Case Study

One example of a customer for whom we successfully created a new enterprise connectivity solution using our Ethernet PHY technology is Cisco.

Problem Statement:

We recognized early in 2012 that the next generation campus environment needed a higher throughput connectivity technology to support the growing bandwidth demand of wireless technologies. The industry had no such solution available and a new technology would need to be developed in order to support up to 5GbE capability that future wireless APs would demand. With this vision of the future enterprise network, we approached Cisco with a proposal to design new enterprise switches and WLAN AP product lines with a new Ethernet PHY technology capable of transporting the required multigigabit bandwidth on the existing Cat5e/Cat6 cabling infrastructure. Since our proposed new design architecture was a new communication protocol, we coordinated its adoption by IEEE as a standard in order to ensure full interoperability across the industry.

Aquantia Solution:

In 2012, we began partnering with Cisco to bring AQrate, our answer to delivering a 5GbE and 2.5GbE solution to market. We developed AQrate by leveraging our 10GBASE-T IP and our deep understanding of copper cabling characteristics and communication theory, while Cisco provided guidance on the switching and WLAN AP systems architecture. In November 2013, we sampled to Cisco the world’s first 5GbE and 2.5GbE solution, which allowed them to start system-level testing and qualification, typically a 12 to 18-month cycle, across multiple enterprise and campus-class Ethernet switches. Upon completion of its development cycle, Cisco unveiled the world’s first AQrate-based multigigabit switching system at Cisco Live in January 2015. We believe this successful product release has strengthened our relationship with Cisco. This is evidenced by significant design wins across a multitude of Cisco’s key switching and WLAN AP platforms, several of which have already been shipped to market. For the nine months ended September 30, 2015, Cisco accounted for 12% of our revenue.

This multigigabit technology was the basis for the formation of the NBASE-T Alliance, which we founded with Cisco, Freescale and Xilinx in October 2014. Our innovations are the foundational technologies seeded in the NBASE-T Alliance specifications and baseline adopted by the IEEE for the upcoming IEEE 802.3bz standard, which refers to the standard for 5GbE and 2.5GbE.

Our Competitive Strengths

•	Differentiated Technology Architecture. We believe our connectivity solutions, many of which are protected with patents and our fundamental trade secrets around analog and mixed signal design, provide us with a significant competitive advantage across our target end markets. Our semiconductor solutions have repeatedly established benchmarks in the industry in terms of performance, power consumption and density. We believe our design techniques and technical innovations, including our MMSP and MCSP technology, enable us to successfully compete with and win designs against larger, more established peers. As of December 31, 2015, we had a total of 81 issued patents, 69 of which are U.S. patents, and 22 pending U.S. patent applications. We continue to invest in our core technology to stay ahead of the competition in the process node migration of our products.

•	Top Industry Talent. We believe the engineering and design talent of our employees is critical to our success. As of December 31, 2015, we employed 144 engineers with deep technical expertise in analog, digital signal processing and mixed-mode signal design, communication theory and chip-level integration. Our highly talented team of engineers brings together expertise in varied products, including Ethernet PHYs, high-speed serializer/deserializer, Ethernet switching, cellular networking, memory, microprocessors, programmable logic arrays, PLDs, as well as experience from across industry leaders, including Altera, AMD, Beceem, Broadcom, Centillium, eSilicon, Intel, LSI Logic, Microsoft, National Semiconductor, Philips and Samsung. We intend to continue to aggressively recruit and seek to retain talented engineering and design personnel.

•	Consistent Long-Term Relationships with Leaders in Our Markets. We have built significant long-term relationships with, and have developed our solutions for, industry leaders, including Intel, the leader in server microprocessors, and Cisco, the leader in networking infrastructure. We have repeatedly demonstrated our ability to address and preempt the technological challenges facing each of these customers and, as a result, we are designed into several of their respective current systems and their emerging products and architectures. Our key customers rely on our technologically advanced solutions to enable their end products to provide their customers with the highest performance and reliability while maintaining a low total cost of ownership. As such, we have built significant long-term relationships with our key customers that enable them to trust our ability to successfully execute to their internal roadmaps and meet the needs of their end customers.

•	Market Insight and Vision. We are deeply involved with our customers in defining next-generation technologies by leveraging our market knowledge and product expertise in the data center and enterprise markets. We are helping shape our customers’ roadmaps and product offerings to their end customers through our fundamental understanding of their technology cycles and product needs. We believe this has enabled us to anticipate market trends ahead of our competition, develop innovative technologies in existing markets and create new market opportunities.

•	Track Record of Execution. We believe we have demonstrated a track record of execution excellence by productizing existing technologies and bringing to market industry-defining technological developments. To date, we have shipped millions of data center-class ICs with our core communications technologies and have achieved multiple design wins for ASIC and PHY products across a variety of end markets with a growing number of existing and new customers. Similarly, we demonstrated our ability to bring an entirely new product to market with the successful development and launch of AQrate in the enterprise market. AQrate has been established as the technology leader through its adoption by IEEE as the baseline for the upcoming 802.3bz standard, which refers to the standard for 5GbE and 2.5GbE.

Our Strategy

Key elements of our strategy include:

•	Expand Market Share with Leaders in Existing Markets. Customers with which we have existing supplier relationships are continuously developing new products in existing and new application areas. These customers tend to be large multinational enterprises with significant annual budgets for IC purchases. We intend to increase our market share through our existing customer base by applying our design capabilities to new design programs and by continuing to foster deep relationships with these customers. We believe our product roadmaps will enhance our ability to win new business due to the fact that these new roadmaps have been developed in close collaboration with our existing customers. Further, these customers also typically include our products to develop their future product roadmaps.

•	Sell to New Customers in Existing Markets. We have successfully demonstrated a number of key benefits to our existing customers within certain applications and markets, such as the data center and enterprise markets. We believe these customers’ products have become more competitive as a direct result of using our solutions. We intend to work with other leading original equipment manufacturers in our existing markets to help them realize similar benefits by deploying our IC Solutions.

•	Broaden Product Portfolio to Target New Markets. Our product roadmap is closely aligned with our strategy of providing greater performance, efficiency and density to provide maximum value to our customers. We intend to continue to develop new products that we can leverage across our core data center and enterprise markets as well as new markets. In particular, we believe that our enterprise product line can be leveraged to address the access market where a number of devices such as gateways and WiFi routers, set-top boxes, PCs and storage devices need to keep up with increasing bandwidth requirements on the Wide Area Network side of the home with fiber-to-the-home and DOCSIS 3.1 delivering bandwidth in excess of 1Gbps.

•	Continue to Enhance Key Technological Expertise. We maintain three intertwining areas of technical expertise: analog and mixed mode signal design, signal processing and algorithms, and Ethernet networking. Our engineers have a deep knowledge of Ethernet and data networking that enables us to assist our customers in driving their product roadmaps. We intend to invest in research and development to continue to drive industry leadership. To maintain our position as a technology leader, we intend to continue to leverage our deep market insight and product roadmap knowledge of our customers and our customers’ customers to look ahead to new products and solutions.

Products

Our products currently address two primary markets, the data center and the enterprise. We initially focused on the development of 10GBASE-T PHY devices and later, custom ASICs that integrate our PHY devices with customer IP for data center server applications, to lead the transition to 10GbE networking from legacy 1GbE technology. More recently, we leveraged our advanced connectivity technology to develop AQrate, a proprietary product designed to significantly improve transmission speeds from 1Gbps to 5Gbps over existing cabling infrastructure in the enterprise market.

Data Center Products

Our differentiated architecture, combining MMSP and MCSP, was first implemented in the 10GBASE-T line of products, shipping in the data center and cloud environments. Our architecture’s characteristic low-power, high-performance, and high-density enabled us to demonstrate the world’s first single-chip 10GBASE-T product in 90nm standard CMOS process. This 90nm generation was the first 10GBASE-T product to be deployed in a data center-class Ethernet switch in 2010.

The follow-on 40nm process generation, unveiled in 2012, led to the world’s first fully integrated 10GBASE-T MAC and PHY products for data center servers. This allowed our server customers to deploy the technology for the first time as a LOM solution as part of the Romley server platform cycle. These ICs were also designed on add-on Network Interface Controller cards. The 40nm process generation, in combination with our architecture, allowed us to deliver the highest density 10GBASE-T quad-port solution for 48-port top-of-rack, or ToR, switches. We have shipped the 40nm generation of products in millions of ports to our server and switching customers, contributing to making 10GBASE-T a mainstream technology in data centers.

We have since transitioned to the 28nm process generation, continuing to lead the industry, and delivered the world’s first 28nm 10GBASE-T in 2013. Through September 30, 2015, the majority of our revenue has been generated by our 40nm products; however, our 28nm products are beginning to account for an increasingly significant portion of our revenue. The following table sets forth our products currently in production for the data center market, including our data center ASSP product line and our custom ASIC product line.

Data Center ASSP Product Line

Product	Process Node	Ethernet Speed	Ports	Package Size	Initial Production Year	Primary Applications
AQ1002	90nm	100MbE/1GbE/10GbE	1	21mm	2010	Early generations of switches
AQ1103	40nm	100MbE/1GbE/10GbE	1	21mm	2012	Servers (NIC/NDC)
AQ1202	40nm	100MbE/1GbE/10GbE	2	25mm	2012	Servers (NIC/NDC)
AQ1402	40nm	100MbE/1GbE/10GbE	4	25mm	2012	High-density switches
AQ2104	28nm	100MbE/1GbE/10GbE	1	19mm	2014	Servers (NIC/NDC)
AQ2203	28nm	100MbE/1GbE/10GbE	2	19mm	2014	Servers (NIC/NDC)
AQ2402	28nm	100MbE/1GbE/10GbE	4	25mm	2014	High-density switches

Data Center Custom ASIC Product Line for Intel

Product	Process Node	Ethernet Speed	Ports	Package Size	Initial Production Year	Primary Applications
X540 (Twinville)	40nm	100MbE/1GbE/10GbE	2	25mm	2012	Servers (LOM/NIC/NDC) Intel ASIC
X550 (Sageville)	28nm	100MbE/1GbE/2.5GbE/5GbE/10GbE	2	17mm	2015	Servers (LOM/NIC/NDC) Intel ASIC
X557 (Coppervale)	28nm	100MbE/1GbE/10GbE	1	19mm	2015	Servers (LOM/NIC/NDC) Intel ASIC
X557 (Coppervale)	28nm	100MbE/1GbE/10GbE	2	19mm	2015	Servers (LOM/NIC/NDC) Intel ASIC
X557 (Coppervale)	28nm	100MbE/1GbE/10GbE	4	25mm	2015	Servers (LOM/NIC/NDC) Intel ASIC

Enterprise Products

The development of the AQrate product line, based on the novel 5GbE/2.5GbE protocol invented by Aquantia, started in 2012 and led to the sampling of our first product in November 2013. This innovative product line was quickly adopted by Cisco and other major switching and WLAN AP OEMs in the ensuing months. As of

December 31, 2015, we believe we are the only supplier in production of this technology adhering to NBASE-T specifications. Our AQrate product line is composed of single-, dual- and quad-port configurations. The single- and dual-port devices are designed for use in applications ranging from WLAN APs, compact switches, client PCs, storage devices and security cameras, and the quad-port versions are designed for use in enterprise and campus Ethernet switches. We are currently in full production for our entire line of AQrate products, all of which are manufactured in 28nm and support five Ethernet speeds, including 100M, 1000BASE-T, 2.5GBASE-T, 5GBASE-T and 10GBASE-T. The following table sets forth our products currently in production for the enterprise market, which consists of our enterprise ASSP product line.

Product	Process Node	Ethernet Speed	Ports	Package Size	Initial Production Year	Primary Applications
AQR105	28nm	100MbE/1GbE/2.5GbE/5GbE/10GbE	1	19mm	2014	WLAN APs, PCs, storage
AQR205	28nm	100MbE/1GbE/2.5GbE/5GbE/10GbE	2	19mm	2014	WLAN APs, compact switches
AQR405	28nm	100MbE/1GbE/2.5GbE/5GbE/10GbE	4	25mm	2014	Switches
AQR106	28nm	100MbE/1GbE/2.5GbE/5GbE	1	7x11mm	2015	WLAN APs, PCs, storage

Our Customers

We sell our products directly to IC suppliers, OEMs and original design manufacturers, or ODMs. We work closely with our OEM customers throughout their design cycles, and we are able to develop long-term relationships with them as our technology becomes embedded in their products. As a result, we believe we are well-positioned to be designed into their current systems and to continually develop next generation Ethernet solutions for their future products. During the year ended December 31, 2014, we sold our products to more than 47 customers.

Across the data center and enterprise markets, our customers include Brocade, Cisco, Dell, Extreme, Hewlett-Packard, IBM, Intel, Juniper and Oracle, among others. Intel is the industry leader in server microprocessors, Cisco is the industry leader in networking infrastructure, and collectively, our customer base represents a significant majority of market share in these industries.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. In the year ended December 31, 2014 and the nine months ended September 30, 2015, Intel accounted for approximately 68% and 77% of our revenue, and our 10 largest customers collectively accounted for 98% and 99% of our revenue, respectively. Further, for the year ended December 31, 2014, Brocade accounted for 10% of our revenue, and for the nine months ended September 30, 2015, Cisco accounted for 12% of our revenue. No other single customer directly or indirectly accounted for more than 10% of our revenue in the year ended December 31, 2014 or the nine months ended September 30, 2015.

Sales to customers in Asia accounted for 74% and 85% of our revenue in 2014 and the nine months ended September 30, 2015, respectively. Because many of our customers or their ODMs are located in Asia, we anticipate that a significant portion of our products will continue to be sold in Asia.

Intel Relationship

Intel is the industry leader in the server microprocessor space, with over 95% market segment share in the 12 months ended September 30, 2015, according to IDC. We have developed a close working relationship with Intel over the past 7 years, during the course of which we have entered into a series of custom ASIC contracts.

We were initially selected to collaborate as an Intel 10GBASE-T supplier in 2008 on the basis of our ability to integrate their IP with our PHY technology at 40nm. We signed our first custom ASIC contract with Intel in

2009, agreeing to develop the first server 10GBASE-T ASIC. The agreement led to a 3-year upfront investment by both parties based on our integration of Intel’s IP with our 40nm 10GBASE-T PHY device, as a single-chip, dual-port IC. We sell this custom ASIC exclusively to Intel, which is marketed under its brand as the X540, also referred to as Twinville. Due to the long development cycles of semiconductor components for server systems, networking ASIC designs are typically awarded 3 years prior to the release of new processor platforms, which occurs approximately once every two years. Following the development phase, the X540 was jointly approved for production release in early 2012, unveiled by Intel in conjunction with the Romley generation of server platform on March 2012 and was adopted by leading server OEMs and ODMs. We have been in production and shipping our 40nm custom ASIC in volume to Intel since 2012. Typically, the life cycle of this type of custom ASICs spans across multiple server generations. We estimate the lifecycle of a new custom ASIC program from initial design development until end of life to be approximately 10 years per project, on a cadence of one new project entering the pipeline every two to three years. This 40nm custom ASIC continues to be the vehicle for Intel to deliver 10GBASE-T enabled products.

Following this initial collaboration, we entered into two subsequent 28nm custom ASIC contracts for future processor platforms. These 28nm custom ASICs are sold by Intel under the part numbers X550 and X557, and referred to as Sageville and Coppervale, respectively. The contracts for these new custom ASICs were awarded in 2012 and entered production in 2015. We believe these products are likely to be paired with future generations of processor platforms and could become the only BASE-T networking vehicle between 2017 through 2020. We anticipate that the X540 will continue shipping until X550 and X557 fully ramp in volume.

We have achieved a significant level of product integration with Intel as a result of these custom ASIC engagements, and as a result of Intel’s position in the server market segment, our in-depth knowledge and anticipation of their customers’ needs, we believe we have strong visibility into the networking roadmap for servers and processors. Through these custom ASIC contracts, Intel helps establish and bolster our presence in the market by acting as both a customer and a channel reseller, selling into hundreds of server OEMs and ODMs.

NBASE-T Alliance

In 2013, we sampled our first AQrate ICs to Cisco and partnered with them in the development of the industry’s first 5GbE/2.5GbE capable enterprise and campus Ethernet switch platforms. In October 2014, together with Cisco, Freescale and Xilinx, we formed the NBASE-T Alliance, a not-for-profit organization dedicated to the development and promotion of the 5GbE/2.5GbE technology. Today, the NBASE-T Alliance membership includes more than 40 members, covering a wide spectrum of the enterprise and mobile infrastructure, with component manufacturers, switching, WLAN, PC and storage OEMs, as well as cabling, connectors and Power-over-Ethernet suppliers. Our collaborative efforts in the NBASE-T Alliance have solidified the deployment of 5GbE and 2.5GbE data rates over existing Cat5e and Cat6 cables without the need to upgrade the cabling infrastructure. The 5GbE/2.5GbE innovations we have developed over the years are the foundational technologies seeded in the NBASE-T Alliance specifications, and baseline adopted by IEEE for the upcoming IEEE 802.3bz standard, which refers to the standard for 5GbE and 2.5GbE. With the expected ratification of the 802.3bz standard in 2016, we will be the first company in over 40 years of Ethernet existence to have a standard created purely from its own technology. We are the sole inventor of AQrate technology and the only supplier of these multigigabit products in the market today, and we believe we have an estimated three-year lead over the competition.

Sales and Marketing

Our design cycle from initial engagement to volume shipment typically ranges from 18 months to three years, depending on whether we are developing an ASSP or an ASIC, with product life cycles of four years or more. For many of our products, early engagement with our customers’ technical staff is critical for success. To ensure an adequate level of early engagement, our application and development engineers work closely with our customers to identify and propose solutions to their systems’ challenges.

We work closely with our customers, including technology leaders such as Intel and Cisco for the data center and enterprise markets, to anticipate end customer market needs. We also participate actively in setting industry standards with organizations such as IEEE to ensure that we have a voice in the definition of future market trends.

We sell our products worldwide through multiple channels, including our direct sales force and a network of third-party sales representatives. For major accounts in the United States and some overseas markets, we rely on direct sales, while for others we collaborate with third-party sales representatives. We operate direct sales offices in San Jose, California and Taiwan.

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test manufacturing contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe that outsourcing many of our manufacturing and assembly activities provides us with the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital commitments.

We subject our third-party manufacturing contractors to qualification requirements to meet the high quality and reliability standards required of our products. We carefully qualify each of our partners and their processes before applying the technology to our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

•	Wafer Fabrication. We currently utilize a wide range of semiconductor process generations to develop and manufacture our products. For most of our products, we use Taiwan Semiconductor Manufacturing Company, or TSMC, for semiconductor wafer production and are in the process of qualifying for production at GLOBALFOUNDRIES.

•	Package, Assembly and Testing. Upon the completion of processing at the foundry, we use third-party contractors for packaging, assembly and testing, including Amkor, STATS ChipPAC and ASE in Taiwan and Korea.

•	Warehousing. JSI in Hong Kong warehouses our products, providing easy transport and accessibility from the assembly and test sites.

Research and Development

We believe that our future success depends on our ability to introduce enhancements on our existing products and to develop new products for both existing and new markets. As such, a significant majority of our operating expenses has been allocated to this effort. Our research and development efforts are directed to the development of additional high-performance connectivity semiconductor solutions across a range of process technologies.

We have assembled a core team of experienced engineers and systems designers in five design centers located in the United States, Canada, India, the Netherlands and Russia. As of December 31, 2015, we had 144 engineers worldwide (or approximately 80% of our total employees). Our core technology team has been with our company since as early as 2005. Our research and development expenses for the year ended December 31, 2014 and nine months ended September 30, 2015 were $27.3 million and $19.4 million, respectively, excluding the 2015 collaboration and development charge and net of customer development fees (see Note 2 to our consolidated financial statements for additional information).

Competition

The global semiconductor market in general, and the data center and wireless communications infrastructure in particular, is highly competitive. We compete in different target markets on the basis of a number of competitive factors. We expect competition to increase and intensify as additional semiconductor companies enter our markets, and as internal silicon design resources of large OEMs grow. Increased competition could result in price pressure, reduced gross margins and loss of market share, any of which could harm our business, revenue and results of operations.

Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow market verticals. In the enterprise and data center markets, our primary competitors are Broadcom and Marvell. We expect competition in our current markets to increase in the future as existing competitors improve or expand their product offerings and as new competitors enter these markets. In addition, our future growth will depend in part on our ability to successfully enter and compete in new markets. Some of these markets will likely be served by only a few large, multinational OEMs with substantial negotiating and buying power relative to us and, in some instances, with internally developed silicon solutions that can be competitive to our products.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are and have significantly better brand recognition and broader product offerings which may enable them to better withstand similar adverse economic or market conditions in the future. Any such development may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including:

•	product performance;

•	power budget;

•	features and functionality;

•	customer relationships;

•	size;

•	ease of system design;

•	product roadmap;

•	reputation and reliability;

•	customer support;

•	research and development;

•	high-level talent, including our management team and engineers; and

•	price.

We believe we compete favorably with respect to each of these factors. We maintain our competitive position through our ability to successfully design, develop and market complex Ethernet connectivity solutions for the customers we serve.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of December 31, 2015, we had 81 issued patents, 69 of which are U.S. patents, and 22 pending U.S. patent applications. The 81 issued patents in the U.S. expire between 2021 and 2032 and one allowed patent in the U.S. expires in 2032. Many of our issued patents and pending patent applications relate to our AQrate technology.

We may not receive competitive advantages from any rights granted under our patents, and our patent applications may not result in the issuance of any patents. In addition, any future patents may be opposed, contested, circumvented, designed around by a third party or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. Further, we may be required to license certain of our patents on reasonable and non-discriminatory terms to our competitors due to having promoted the adoption of certain IEEE standards.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. We rely in part on the laws of the United States and international laws to protect our work. All employees and consultants are required to evaluate confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our software, technology or other information that we regard as proprietary intellectual property. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited to foreign countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications liability for damages that may invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Employees

As of December 31, 2015, we employed 177 full-time equivalent employees located in the United States, Canada, India, the Netherlands and Russia, including 144 in research, product development, engineering and operations and logistics, 19 in general and administrative and 14 in sales and marketing. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

Our principal executive offices are located in a leased facility in San Jose, California, consisting of approximately 36,595 square feet of office space under lease that expires June 30, 2018. This facility accommodates product development and our principal engineering, sales, marketing, operations and finance and administrative activities. We also lease offices in Canada, India, the Netherlands and Russia. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on commercially reasonable terms for lease to meet future needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers, Other Executive Employees and Directors

The following table sets forth information regarding our executive officers, other executive employees and directors as of January 15, 2016:

Name	Age	Position(s)
Executive Officers

Faraj Aalaei	54	President, Chief Executive Officer and Director

Mark Voll	61	Chief Financial Officer

Kamal Dalmia	43	Senior Vice President, Sales and Marketing

Ramin Shirani	52	Senior Vice President, Engineering and Director

Other Executive Employees

Phil Delansay	47	Senior Vice President, Business Development

Linda Reddick	61	Senior Vice President, Finance

Sreenivas Vaddi	52	Vice President, Operations

Non-Employee Directors

Dmitry Akhanov	40	Director

Rohini Chakravarthy	43	Director

Marco Chisari	42	Director

Ken Pelowski	56	Director

Sam Srinivasan	71	Director

Anders Swahn	58	Director

Lip-Bu Tan	56	Director

Executive Officers

Faraj Aalaei has served as our President and Chief Executive Officer and as a member of our board of directors since January 2009. Prior to joining Aquantia, Mr. Aalaei served as Chief Executive Officer and was one of the founders of Centillium Communications. Mr. Aalaei served as the Vice President, Marketing and Business Development from Centillium’s inception in February 1997 until January 2000, when he was named Chief Executive Officer. Prior to co-founding Centillium, Mr. Aalaei was Director of Access Products at Fujitsu Network Communications, Inc., a designer and manufacturer of fiber-optic transmission and broadband switching platforms, from October 1993 to February 1997. Prior to Fujitsu, Mr. Aalaei spent nine years at AT&T Bell Laboratories as a design engineer in various capacities. Mr. Aalaei received a B.S. in Electrical Engineering Technology from Wentworth Institute of Technology, an M.S. in Electrical Engineering from the University of Massachusetts and an M.B.A. from the University of New Hampshire. Mr. Aalaei holds three U.S. patents. Our board of directors believes that Mr. Aalaei’s extensive experience with companies in the semiconductor industry and his long-standing service at Aquantia qualify him to serve on our board of directors.

Mark Voll has served as our Chief Financial Officer since January 2016. Mr. Voll has more than 25 years of experience in finance and accounting and served as Chief Financial Officer in a number of public and private high technology companies. Prior to joining us, Mr. Voll served as the Chief Financial Officer of Montage Technology Group, an analog semiconductor company, from June 2012 to January 2016, and of Invensense, a provider of MEMS devices for consumer electronics products, from June 2010 to January 2011. Prior to Invensense, Mr. Voll was Chief Financial Officer of Techwell, an analog semiconductor company, from November 2005 to June 2010. Prior to that, he served as Chief Financial Officer for Monolithic System Technology, an intellectual property semiconductor company, from June 2002 to November 2005. Mr. Voll received a B.S. in Accounting from Providence College.

Kamal Dalmia has served as our Senior Vice President, Sales and Marketing since December 2014. He initially joined Aquantia in December 2009 and served as Vice President, Sales and Marketing until December 2014, Mr. Dalmia served as vice president of marketing at Teranetics from May 2005 to December 2009 and as director of marketing at Marvell from May 2001 to May 2005. Mr. Dalmia received his M.A.Sc. in Electrical Engineering from the University of British Columbia.

Ramin Shirani is a co-founder of Aquantia and served as our Vice President, Engineering from January 2005 to December 2014, and as our Senior Vice President, Engineering since December 2014 and as a member of our board of directors since January 2005. Prior to founding Aquantia in 2004, Mr. Shirani served as the director and then general manager of Transceiver group of the Micro-electronic division of Lucent Technologies from March 1999 to January 2001. In 1996, Mr. Shirani co-founded the LAN division of Enable Semiconductor, with a focus on Ethernet mixed-signal and transceiver development. Mr. Shirani received his M.S. in Electrical Engineering from the University of California, San Diego. Our board of directors believes that Mr. Shirani’s experience as co-founder of Aquantia and his extensive semiconductor experience qualify him to serve on our board of directors.

Other Executive Employees

Phil Delansay was our founding president and Chief Executive Officer, a position that he held from inception in January 2004 until Mr. Aalaei joined us in January 2009. Mr. Delansay served as our Vice President, Business Development from January 2009 to December 2014, and as our Senior Vice President, Business Development since December 2014. Prior to founding Aquantia in 2004, Mr. Delansay was an entrepreneur-in-residence at Greylock Partners from January 2003 to December 2003 and a director of Ciena Corporation, a manufacturer of communications network equipment and solutions, from March 1999 to November 2002. Mr. Delansay received his Ph.D. in semiconductor physics from Orsay University and his MSEE from Ecole Supérieure d’Electricité, France.

Linda Reddick is our Senior Vice President, Finance and served as our Chief Financial Officer since September 2009. Prior to joining Aquantia, Ms. Reddick served as the Chief Financial Officer of Oviso Manufacturing from November 2008 to August 2009. From July 2007 to November 2008, Ms. Reddick served as the Vice President and Chief Financial Officer of Centillium Communications, and prior to that she served as the Interim Chief Financial Officer from February 2007 through July 2007 and Corporate Controller from September 2005 through February 2007. Prior to joining Centillium in 2005, Ms. Reddick served as the Chief Financial Officer and in various other financial positions at Avanex Corporation, a fiber optics company. She has also previously served as vice president and controller at Oplink Communications, Inc. and held various financial positions at Symmetricom, Inc., including vice president of finance at the company’s semiconductor subsidiary, Linfinity Microelectronics, Inc. Ms. Reddick is a Certified Public Accountant and has over ten years of experience in public accounting, primarily at Deloitte & Touche LLP. She received her B.S. in Business, with a concentration in Accounting, from San Jose State University.

Sreenivas Vaddi has served as our Vice President, Operations since June 2012. Prior to joining Aquantia, Mr. Vaddi served as Technical Director in the Operations and Central Engineering Group at Broadcom from October 2010 to June 2012. Prior to Broadcom, he served as Vice President of Operations at Beceem Communications. He has also held various management positions at Intel, Fujitsu, Centillium Communications and LSI Logic. Mr. Vaddi received his B.E. from University of Mysore and his M.S.E.E. from North Carolina A&T State University.

Non-Employee Directors

Dmitry Akhanov has served as a member of our board of directors since April 2013. Since December 2010, Mr. Akhanov has been the President and Chief Executive Officer of Rusnano USA, Inc., a U.S. subsidiary of Open Joint Stock Company, or Rusnano, a Russian state instrument dedicated to fostering the growth of the nanotechnology industry in Russia. Previously, from October 2007 through August 2008, Mr. Akhanov was the

Head of the Russian Federal Energy Agency, which was responsible for the implementation of national energy policy and management of state-owned energy assets, including oil and gas, coal and electricity industries. Mr. Akhanov also served as head of the Strategy Department of RAO “UES” from June 2002 through October 2007. Mr. Akhanov also serves on the board of directors of Neophotonics Corporation. Mr. Akhanov holds a Bachelor’s Degree in economics and law and a Master’s Degree in economics from the Peoples’ Friendship University in Russia. Mr. Akhanov has extensive experience in strategic planning, corporate finance and investor relations. We believe Mr. Akhanov brings to our board of directors valuable experience in doing business in the Russian Federation and managing complex technology projects, as well as dealing with cross-border business operations.

Rohini Chakravarthy has served as a member of our board of directors since December 2009. Ms. Chakravarthy founded Inksedge in February 2014 and currently serves as its Chief Executive Officer. Before founding Inksedge, Ms. Chakravarthy was a partner at New Enterprise Associates from July 2007 to December 2014, where she focused on investments in the technology space. From January 2007 to June 2007, she was the Head of Wireless, Corporate Business Development for Cisco Systems. Prior to Cisco, Ms. Chakravarthy served as a Senior Investment Manager at Intel Capital from August 1999 to January 2007. Ms. Chakravarthy holds an M.B.A. from the Massachusetts Institute of Technology’s Sloan School of Management, an M.S. in Electrical Engineering from Case Western Reserve University and a B.Tech. from the Indian Institute of Technology, Madras, also in Electrical Engineering. Ms. Chakravarthy currently serves on the board of directors of Kaazing and Aerospike. We believe Ms. Chakravarthy’s experience in the technology industry in a variety of roles, including semiconductor companies, makes her an asset to our board of directors.

Marco Chisari has served as a member of our board of directors since March 2015. Mr. Chisari currently serves as a Director of Mubadala Development, which he joined in December 2009, and is the head of M&A and Business Development for the Mubadala Technology Group. Since March 2014, Mr. Chisari has also been appointed Senior Vice President, Head of Mergers and Acquisitions and Corporate Development at GLOBALFOUNDRIES, a full-service semiconductor foundry that is wholly-owned by Mubadala. Before joining Mubadala, Mr. Chisari worked in investment banking at JP Morgan from April 2004 until May 2009. Prior to JP Morgan, Mr. Chisari worked as a semiconductor design engineer at STMicroelectronics and Nokia. Mr. Chisari received an M.B.A. from Bocconi University and an M.S. in electronic engineering from Politecnico di Milano. We believe Mr. Chisari brings substantial experience and expertise in the semiconductor industry to our board of directors.

Ken Pelowski has served as a member of our board of directors since April 2013. Mr. Pelowski founded Pinnacle Ventures in 2002 and currently serves as its Managing Partner. Prior to founding Pinnacle Ventures, he founded and was chairman of the board of Currenex, a technology provider geared toward the foreign exchange community, from December 1999 to December 2003. Prior to Currenex, Mr. Pelowski served as chief operating officer and chief financial officer of GetThere from March 1999 to November 2000. From September 1997 to March 1999, he served as Executive VP and Chief Financial Officer of Preview Travel, a company that provides online travel services for small business and leisure travelers. Mr. Pelowski currently serves on the board of directors of Kabam and Viajanet. Mr. Pelowski holds a B.S. in Engineering and an M.B.A. from the University of Michigan. We believe Mr. Pelowski brings extensive business expertise in technology to our board of directors.

Sam Srinivasan has served as a member of our board of directors since December 2015. He is also the chairman of our audit committee. Mr. Srinivasan has served on the board of directors of Inphi Corporation since May 2007, and is the chairman of its audit committee and a member of its nominating and corporate governance committee. Mr. Srinivasan served as Chief Executive Officer and Chairman of Health Language, a software company from May 2000 to March 2002. He also served as Senior Vice President, Finance and Chief Financial Officer of Cirrus Logic, a semiconductor company, from November 1988 to March 1996, and as Director, Internal Audits and subsequently as Corporate Controller of Intel Corporation, a semiconductor company, from May 1984 to November 1988. He previously served on the board of directors of SiRF Technology Holdings, Inc.,

Centillium Communications and Leadis Technology. Mr. Srinivasan holds an M.B.A. from Case Western Reserve University. We believe Mr. Srinivasan’s brings considerable financial experience with publicly-traded companies, audit committee experience and significant semiconductor industry experience to our board of directors.

Anders Swahn has served as a member of our board of directors since August 2008. From February 2013 to December 2015, Mr. Swahn served as the Chairman of the Board of Directors of Alion Energy, Inc. and from May 2009 to February 2012, he served as its CEO. Prior to Alion Energy, Mr. Swahn served as the iCEO for Nicira Networks, a company focused on software-defined networking and network virtualization and, prior to that, he served as the Chief Executive Officer of PicoChip, a fabless semiconductor communications company. Mr. Swahn was also CEO and co-founder of Abrizio, a fabless semiconductor company, in 1998, which was later acquired by PMC-Sierra, where Anders Swahn served as VP & General Manager for the Carrier Switching Division. Prior to Abrizio, Mr. Swahn held various management positions in the semiconductor and communications industry including Executive VP, Worldwide Sales & Marketing at Allied Telesyn and principal marketer of the Ethernet product line of chips at Advanced Micro Devices. Anders Swahn started his career with ABB. Mr. Swahn holds an M.S.E.E. degree from Chalmers University of Technology in Gothenburg, Sweden and an M.B.A. from INSEAD in Fontainebleau, France. We believe Mr. Swahn’s knowledge of investing in and managing early stage technology companies qualify him to serve as a member of our board of directors.

Lip-Bu Tan has served as a member of our board of directors since March 2015. Mr. Tan has served as Chairman of Walden International, an international venture capital firm, since he founded the firm in 1987. He has also served as President and Chief Executive Officer of Cadence Design Systems, an electronic design automation software and engineering services company, since January 2009 and as a director since February 2004. Mr. Tan currently serves on the board of directors of Ambarella, a developer of semiconductor processing solutions for video, Cadence Design Systems, an electronic design automation company, Semiconductor Manufacturing International Corporation, a semiconductor foundry, and Hewlett Packard Enterprise. He previously served on the board of directors of SINA Corporation from 1999 to 2016, Inphi Corporation from 2002 to 2012, and Flextronics International Ltd. from 2003 to 2012. He holds a B.S. in physics from Nanyang University in Singapore, an M.S. in nuclear engineering from Massachusetts Institute of Technology and an M.B.A. from the University of San Francisco. We believe that Mr. Tan’s extensive experience in the electronic design and semiconductor industries, as well as his expertise in international operations and corporate governance, qualify him to serve as a member of our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. The current composition of our board of directors is dictated by our voting agreement, although this agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Our board of directors has determined that seven of our nine directors are independent directors, as defined under the listing standards of the .

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to closing of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of nine directors divided into the following classes:

•	Class I, which will consist of Mr. Akhanov, Ms. Chakravarthy and Mr. Swahn, whose terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;

•	Class II, which will consist of Messrs. Chisari, Pelowski and Shirani, whose terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and

•	Class III, which will consist of Messrs. Aalaei, Srinivasan and Tan, whose terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently nine members, and may be changed only by resolution by a majority of our board of directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Role of the Board in Risk Oversight/Risk Committee

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current             rules. We intend to comply with future requirements to the extent they are applicable to us. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee consists of             ,             and             . Our board of directors has determined that each of the members of this committee, other than             , satisfies the independence requirements of             and Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with             audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of his or her prior and current employment.

Mr. Srinivasan serves as the chair of our audit committee. Our board of directors has determined that             qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the             Listing Rules. In making this determination, our board of directors has considered             formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing our financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of our internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

•	obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls and critical accounting policies;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	reviewing and approving the selection and activities, organization structure and qualifications of any internal audit function;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our cash investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of             ,             and             ..             serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the independence requirements. The functions of this committee include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	evaluating the competitiveness of our overall compensation plan;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board of directors;

•	reviewing and approving the type and amount of compensation to be paid or awarded to our non-employee board members;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for our executive officers;

•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our board of directors.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and             rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,             and             . Our board of directors has determined that each of the members of this committee satisfies the             independence requirements.             serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and making recommendations of candidates to serve on our board of directors;

•	evaluating the performance of our board of directors, committees of our board of directors, and individual directors and determining whether continued service on our board is appropriate;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	evaluating the current size, composition and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends; and

•	reviewing periodically the nominating and corporate governance committee charter, structure, membership requirements and recommending any proposed changes to our board of directors; including undertaking an annual review of its own performance.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and             rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be effective immediately prior to the closing of this offering, limits our directors’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at www.aquantia.com. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

We have not historically paid cash retainers or other compensation with respect to service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. We have also, from time to time, granted stock options to our non-employee directors under our equity incentive plans.

In June 2015, our board of directors granted Mr. Swahn an option to purchase 50,000 shares at an exercise price of $0.26 per share, which vested in full on December 17, 2015 and, in November 2015, our board of directors granted Mr. Swahn an option to purchase 80,000 shares of our common stock at an exercise price of $0.44 per share, with 20,000 of the shares of our common stock vesting on each one-year anniversary of the date of grant, subject to his continuous service on each such date.

We expect to adopt a non-employee director compensation policy that will become effective upon the closing of this offering.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during the year ended December 31, 2015:

Name	Option Awards ($)(1)(2)
Anders Swahn	33,393

(1)	The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to our non-employee directors during the fiscal year ended December 31, 2015, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors who have received options will only realize compensation with regard to these options to the extent the trading price of our common stock is greater than the exercise price of such options.
(2)	The aggregate number of shares subject to Mr. Swahn’s outstanding and unexercised option awards as of December 31, 2015 is 430,000, 350,000 of which are fully vested as of December 31, 2015.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2015, which consists of our principal executive officer and our two other most highly compensated executive officers, are:

•	Faraj Aalaei, our President and Chief Executive Officer;

•	Kamal Dalmia, our Senior Vice President, Sales and Marketing; and

•	Ramin Shirani, our Senior Vice President, Engineering.

Summary Compensation Table for Fiscal Year 2015

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Faraj Aalaei	450,000	725,716	—	1,175,716
President and Chief Executive Officer
Kamal Dalmia	285,000	149,750	—	434,750
Senior Vice President, Sales and Marketing
Ramin Shirani	290,000	188,377	—	478,377
Senior Vice President, Engineering

(1)	The amounts in this column reflect the aggregate grant date fair value of the option awards granted during 2015, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, or ASC, Topic 718 for stock-based compensation transactions. Unlike the calculations contained in our audited financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(2)	As of the date of this prospectus, the amounts of the bonuses earned in 2015 under our executive officer bonus plan have not yet been determined. We expect to determine the amounts of such bonuses based on the achievement of specified corporate performance goals and other factors deemed relevant by the compensation committee of our board of directors, as described under “—Narrative to Summary Compensation Table—2015 Executive Bonus Plan” below.

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

Our board of directors has historically determined our executives’ compensation. Our compensation committee typically reviews and discusses management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, the compensation committee then recommends the compensation for each executive officer. Our board of directors, without members of management present, discusses the compensation committee’s recommendations and ultimately approves the compensation of our executive officers.

2015 Annual Base Salary and Bonus Targets

The following table presents the base salaries and bonus targets for each of our named executive officers for 2015:

Name	2015 Base Salary ($)	Bonus Targets ($)
Faraj Aalaei	450,000	150,000
Kamal Dalmia	285,000	100,000
Ramin Shirani	290,000	72,500

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees, including our named executive officers. Our board of directors is currently responsible for approving equity grants and generally makes its decisions based on the recommendations of the compensation committee of our board of directors. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

All outstanding equity awards held by our current employees, consultants and directors were granted pursuant to the Aquantia Corp. 2004 Plan, or the 2004 Plan, and the Aquantia Corp. 2015 Plan, or the 2015 Plan, the terms of which are described below under “—Equity Incentive Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally our stock option awards vest over a four-year period subject to the holder’s continuous service to us and may be granted with an early exercise feature.

Each of our named executive officers received option grants in 2015 as described in more detail below under “—Outstanding Equity Awards at 2015 Fiscal Year-End.”

2015 Executive Bonus Plan

Our named executive officers participated in our 2015 Executive Bonus Plan, which is intended to motivate and reward our executives for achievements relative to our goals and expectations for the 2015 fiscal year. Each named executive officer has a target bonus opportunity for the amount set forth in the table above. 30% of each named executive officer’s target bonus opportunity is based on 2015 sales revenue achievement. 25% of each named executive officer’s target bonus opportunity is based on incentive gross margin achievement. 25% of each named executive officer’s target bonus opportunity is based on the achievement of certain thresholds related to EBITDA. 20% of each named executive officer’s target bonus opportunity is based on individual performance goals. The sales revenue portion, gross margin portion and EBITDA portion of each named executive officer’s target bonus opportunity will be earned by and paid to a participant in the 2015 Executive Bonus Plan only when the actual sales revenue, gross margin and EBITDA is equal to or above 85%, 90% and 90% of the target annual revenue, gross margin and EBITDA, targets that were set at the beginning of the 2015 fiscal year, respectively. As of the date of this prospectus, the amount of bonuses earned by our named executive officers for the 2015 fiscal year has not yet been determined.

Agreements with Our Named Executive Officers

Below are descriptions of our employment agreements and offer letter agreements with our named executive officers. The agreements generally provide for at-will employment and set forth the named executive officer’s initial base salary, eligibility for employee benefits and severance benefits upon a qualifying termination of employment. Furthermore, each of our named executive officers has executed a form of our standard proprietary information and inventions assignment agreement.

Agreements with Mr. Aalaei

On June 22, 2011, we entered into an amended and restated employment agreement with Mr. Aalaei, our President and Chief Executive Officer, which superseded and replaced Mr. Aalaei’s previous employment agreement. Under Mr. Aalaei’s agreement, we agreed to pay Mr. Aalaei an initial annual base salary of $350,000. The agreement also provided for an initial annual performance bonus of up to $100,000, based on the assessment by our board of directors of Mr. Aalaei’s performance and the attainment of annual targeted company goals set forth by our board of directors in their sole discretion, and subject to Mr. Aalaei’s continued service with us through the payment date. Mr. Aalaei’s employment agreement provides that unless requested by Mr. Aalaei prior to a future date of grant, all options granted to Mr. Aalaei following the date of the agreement will be early exercisable and will vest, in equal installments over four years from the date of grant, subject to Mr. Aalaei’s continued service with us through each vesting date, and will vest in-full upon a change of control, subject to Mr. Aalaei’s continued service with us through the effective date of such change in control.

Agreement with Mr. Dalmia

On December 2, 2009, we entered into an offer letter with Mr. Dalmia, our Senior Vice President of Sales and Marketing. Under Mr. Dalmia’s agreement, we agreed to pay Mr. Dalmia an initial annual base salary of $250,000 a year. The agreement also provided for an initial annual performance bonus of up to $80,000, based on the assessment by our board of directors of Mr. Dalmia’s performance and the attainment of certain annual targeted company goals in their sole discretion, and subject to Mr. Dalmia’s employment through the payment date. Pursuant to the agreement, Mr. Dalmia was granted an initial option to purchase 500,000 shares of our common stock on February 23, 2010 that vested over a four-year period subject to Mr. Dalmia’s continued service with us.

Agreement with Mr. Shirani

On November 30, 2004, we entered into an offer letter agreement with Mr. Shirani, our Senior Vice President of Engineering, setting forth the initial terms of his employment. Pursuant to the agreement, Mr. Shirani was entitled to an initial annual base salary of $100,000. Pursuant to the agreement, Mr. Shirani was granted an initial option to purchase 1,500,000 shares of our common stock on December 20, 2004 that vested over a four-year period subject to Mr. Shirani’s continued service with us.

Potential Payments upon Termination or Change of Control

We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time. We also believe that it is important to protect our named executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders.

Mr. Aalaei. Mr. Aalaei’s employment agreement provides that, in the event Mr. Aalaei is involuntarily terminated by us without cause or he resigns for good reason, he will be entitled to receive (1) an amount equal to 12 months of his then-current base salary, ignoring any decrease in base salary that forms the basis for good reason, less all applicable withholdings and deductions and (2) the acceleration of the vesting of each of his then-outstanding unvested stock awards as of the date of his termination as to the number of shares that would have vested if Mr. Aalaei had been in service for an additional 12 months. Mr. Aalaei’s severance benefits are conditioned on his execution of an effective release and waiver of claims no later than the 60th day following his separation from service and continuing to comply with his obligations under his proprietary information and inventions assignment agreement, and any similar agreement, and his resignation from our board of directors.

Mr. Aalaei’s employment agreement contains a “better after-tax” provision, which provides that if any of the payments to an executive constitutes a parachute payment under Section 280G of the Code, the payments will either be (1) reduced or (2) provided in full to Mr. Aalaei, whichever results in Mr. Aalaei receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

On November 13, 2015, our board of directors approved an amendment to the severance provisions of Mr. Aalaei’s employment agreement, to provide that in the event Mr. Aalaei is terminated by the company without cause, or Mr. Aalaei resigns for good reason, Mr. Aalaei will be entitled to receive 18 months of base salary, 18 months of paid COBRA premiums, and the acceleration of the vesting of each Mr. Aalaei’s then-outstanding unvested stock awards as of the date of his termination as to the number of shares that would have vested if Mr. Aalaei had been in service for an additional 18 months. We expect to enter into an amended employment agreement with Mr. Aalaei prior to the date of this prospectus.

Each of Mr. Aalaei’s stock options to purchase shares of our common stock, which have been granted to date, provide that in the event Mr. Aalaei’s is employed by us through the effective date of a change in control, 100% of the unvested shares subject to such option will become vested and exercisable upon the date of his termination.

Mr. Dalmia. Mr. Dalmia’s employment agreement provides that, in the event Mr. Dalmia is involuntarily terminated by us without cause, he will be entitled to receive an amount equal to 12 months of his then-current base salary.

Mr. Dalmia’s employment agreement also provides that, in the event Mr. Dalmia is involuntarily terminated by us without cause within 18 months after a change in control, he will be entitled to receive (1) an amount equal to 12 months of his current base salary plus his current annual bonus and (2) the acceleration of the vesting of each of his then-outstanding unvested stock awards as of the date of his termination as to the number of shares that would have vested if Mr. Dalmia had been in service for an additional 12 months. Mr. Dalmia’s severance benefits are conditioned on his execution of an effective release and waiver of claims no later than the 45th day following his separation from service and continuing to comply with his obligations under his offer letter agreement and his proprietary information and inventions assignment agreement.

Mr. Shirani. Mr. Shirani’s offer letter provides that in the event he is involuntarily terminated by us without cause, 25% of his then-outstanding unvested stock awards as of the date of his termination shall vest.

Each of Mr. Shirani’s stock options to purchase shares of our common stock granted to date provide that, in the event Mr. Shirani is terminated without cause within 12 months following a change in control, 100% of the unvested shares subject to such option will become vested and exercisable upon the date of his termination.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2015.

		Option Awards(1)
		Number of Securities Underlying Unexercised Options (#)			Option Exercise Price Per Share ($)	Option Expiration Date
	Grant Date	Exercisable(2)	Unexercisable(3)
Faraj Aalaei	6/22/2011	250,000	—		0.19	6/21/2021
	12/12/2012	1,000,000	—		0.23	12/11/2022
	5/19/2014	2,416,665	583,335	(4)(7)	0.20	5/18/2024
	5/19/2014	2,000,000	—		0.20	5/18/2024
	6/17/2015	1,062,499	1,937,501	(5)(7)	0.26	6/16/2025
	11/13/2015	—	2,116,661	(6)(7)	0.44	11/12/2025

Kamal Dalmia	5/19/2014	21,111	38,889	(8)(11)	0.20	5/18/2024
	6/17/2015	212,499	387,501	(9)(11)	0.26	6/16/2025
	9/23/2015	—	500,000	(10)(11)	0.39	9/22/2025

Ramin Shirani	10/4/2010	115,000	—		0.11	10/3/2020
	6/22/2011	100,000	—		0.19	6/21/2021
	6/20/2012	250,000	—		0.23	6/19/2022
	5/19/2014	483,332	116,668	(12)(15)	0.20	5/18/2024
	6/17/2015	177,082	322,918	(13)(15)	0.26	6/16/2025
	9/23/2015	—	800,000	(14)(15)	0.39	9/22/2025

(1)	All of the option awards granted prior to October 2014 were granted under the 2004 Plan and all remaining grants were granted under the 2015 Plan. The terms of each such plan are described below under “—Equity Incentive Plans.” All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors.
(2)	All of the option awards reflected in this column are early exercisable (a) in the case of Mr. Aalaei, immediately and (b) in the case of Messrs. Dalmia and Shirani, six months from the date of grant, and in each case, any shares held pursuant to an early exercise are subject to a repurchase right in our favor that lapses on the same schedule as that of the stock option’s vesting schedule. This column reflects the number of options held by our named executive officers that were vested, as of December 31, 2015. As of December 31, 2015, no unvested options have been early exercised.
(3)	All of the option awards reflected in this column are early exercisable six months from the date of grant, subject to a repurchase right in our favor that lapses on the same schedule as that of the stock option’s vesting schedule. This column reflects the number of options held by our named executive officers that were unvested, as of December 31, 2015. There are no options in this table that are not early exercisable but, as of December 31, 2015, no unvested options have been early exercised.
(4)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2016, subject to the officer’s continued service through each applicable vesting date.
(5)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2018, subject to the officer’s continued service through each applicable vesting date.
(6)	The unvested shares underlying this option vest as to 25% of the shares on January 1, 2017, with the remainder vesting in 36 equal monthly installments thereafter, subject to the officer’s continued service through each applicable vesting date.
(7)	In the event Mr. Aalaei is involuntarily terminated by the company without cause, or Mr. Aalaei resigns for good reason, the unvested shares as of the date of his termination will accelerate and vest as to the number of shares that would have vested if Mr. Aalaei had been in service for an additional 18 months. In the event Mr. Aalaei remains employed through a change in control, all of his unvested shares will vest.
(8)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2016, subject to the officer’s continued service through each applicable vesting date.
(9)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2018, subject to the officer’s continued service through each applicable vesting date.
(10)	The unvested shares underlying this option vest as to 25% of the shares on January 1, 2017, with the remainder vesting in 36 equal monthly installments thereafter, subject to the officer’s continued service through each applicable vesting date.
(11)	In the event of Mr. Dalmia is involuntarily terminated by the company without cause within 18 months after a change in control, the number of unvested shares as of the date of his termination will accelerate and vest as to the number of shares that would have vested if Mr. Dalmia had been in service for an additional 12 months.

(12)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2016, subject to the officer’s continued service through each applicable vesting date.
(13)	The unvested shares underlying this option vest in equal monthly installments through June 1, 2018, subject to the officer’s continued service through each applicable vesting date.
(14)	The unvested shares underlying this option vest as to 25% of the shares on January 1, 2017, with the remainder vesting in 36 equal monthly installments thereafter, subject to the officer’s continued service through each applicable vesting date.
(15)	In the event Mr. Shirani is terminated without cause within 12 months following a change in control, all of the unvested shares subject to this option will vest.

Health, Welfare and Retirement Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees. We currently do not contribute to a retirement plan on behalf of employees.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

401(k) Plan

We sponsor a qualified retirement plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan but have not done so to date.

Equity Incentive Plans

Amended and Restated 2015 Equity Incentive Plan

Our board of directors adopted our 2015 Equity Incentive Plan, or the 2015 Plan, in February 2015 and our stockholders approved the 2015 Plan in February 2015 as the successor to our 2004 Plan. We intend to amend and restate the 2015 Plan in connection with this offering, effective upon the execution and delivery of the underwriting agreement related to this offering. All references herein to the 2015 Plan, shall be deemed to refer to the 2015 Plan, as amended and restated, unless context otherwise requires.

Stock Awards. The 2015 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other stock awards, or collectively, stock awards and performance cash awards. ISOs may be granted only to our employees, including officers, and the employees of our affiliates. All other awards and performance cash awards may be granted to our employees, including officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 Plan after the amendment to the 2015 Plan becomes effective is the sum of (1)             shares, plus (2) any shares subject to outstanding stock options or other stock awards that were granted under the 2004 Plan that are forfeited, terminate, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under the 2015 Plan will automatically increase on the first day of each fiscal year for ten years, beginning on the fiscal year following the fiscal year in which the 2015 Plan is amended and restated in an amount equal to     % of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares determined by our board of directors.

If a stock award granted under the 2015 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2015 Plan. In addition, the following types of shares of our common stock under the 2015 Plan may become available for the grant of new stock awards under the 2015 Plan: (1)             shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2015 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2015 Plan.

Incentive Stock Option Limit. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2015 Plan is             shares.

Section 162(m) Limits. No person may be granted stock awards covering more than             shares of our common stock under the 2015 Plan during any fiscal year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a fiscal year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $            . Subsequent stockholder approval of such limitations following the effectiveness of this offering will help to assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

Non-Employee Director Limit. The maximum number of shares subject to awards granted during a single fiscal year to any non-employee director under the 2015 Plan, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $             in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). Our board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances (for example, to compensate such individual for interim service in the capacity of an officer of the Company), as our board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2015 Plan, our board of directors or the authorized committee, referred to herein as the 2015 Plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the 2015 Plan administrator will also determine the exercise price or purchase price of awards granted and the types of consideration to be paid for the award.

Repricing; Cancellation and Re-Grant of Stock Awards. The 2015 Plan administrator has the authority to modify outstanding awards under the 2015 Plan. Subject to the terms of the 2015 Plan, the 2015 Plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the 2015 Plan administrator. The 2015 Plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified by the 2015 Plan administrator.

The 2015 Plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the 2015 Plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the 2015 Plan administrator.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $            . Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the 2015 Plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the 2015 Plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the 2015 Plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the 2015 Plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the 2015 Plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the 2015 Plan administrator. The 2015 Plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the 2015 Plan administrator.

The 2015 Plan administrator determines the term of stock appreciation rights granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2015 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (39) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (A) in the award agreement at the time the award is granted or (B) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the dilutive effects of acquisitions or joint ventures; (6) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (7) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (8) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (9) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (10) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (11) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; or (12) to exclude the effects of entering into or achieving milestones involved in license arrangements. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The 2015 Plan administrator may grant other awards based in whole or in part by reference to our common stock. The 2015 Plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a fiscal year (as established under the 2015 Plan pursuant to Section 162(m) of the Code), and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Transactions. The following applies to stock awards under the 2015 Plan in the event of a transaction (as defined in the 2015 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or in any director compensation policy or unless otherwise expressly provided by the 2015 Plan administrator at the time of grant.

In the event of a transaction, any stock awards outstanding under the 2015 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the 2015 Plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the Transaction, over (ii) any per share exercise price payable by such holder provided in the stock award, if applicable. For clarity, this payment may be $0 if the per share amount of the payments to holders of common stock is equal to or less than the exercise price of the stock award. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Under the 2015 Plan, a transaction means a corporate transaction or a change in control. A corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of more than 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction. Under the 2015 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Change of Control. The 2015 Plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control.

Transferability. Unless the 2015 Plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A participant may designate a beneficiary, however, who may exercise the option following the participant’s death. A participant generally may not transfer other stock awards under our 2015 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2015 Plan.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate the 2015 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2015 Plan.

2004 Equity Incentive Plan

Our board of directors adopted the 2004 Plan in October 2004, and our stockholders approved the 2004 Plan in October 2004. The 2004 Plan expired in accordance with its terms in October 2014 and no further stock awards may be granted under our 2004 Plan. Any awards granted under the 2004 Plan remain subject to the terms of the 2004 Plan and applicable award agreements, until such outstanding awards that are stock options are exercised, or until they terminate or expire by their terms, and until any restricted stock awards become vested, terminate or are forfeited.

Stock Awards. The 2004 Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code, to our employees and the employees of our affiliates, and for the grant of NSOs and restricted stock awards to our employees, directors and consultants and the employees, directors and consultants of our affiliates. We have granted stock options and restricted stock awards under the 2004 Plan.

Authorized Shares. We previously reserved 47,856,656 shares of our common stock for issuance under our 2004 Plan. Effective upon the expiration of our 2004 Plan, no further options or stock awards may be granted under our 2004 Plan, but all outstanding stock awards continue to be governed by their existing terms.

If a stock award granted under the 2004 Plan is forfeited back to us because of the failure to meet a contingency or condition required to vest, such shares will become available for subsequent issuance under the 2015 Plan. In addition, shares withheld to satisfy income or employment withholding taxes and shares used to pay the exercise price of a stock option will become available for the grant of new stock awards under the 2015 Plan. Shares issued under the 2004 Plan may be authorized but unissued or reacquired common stock, including shares repurchased by us on the open market.

Plan Administration. Subject to the terms of the 2004 Plan, our board of directors, referred to herein as the 2004 Plan administrator, determined recipients, dates of grant, the numbers and types of stock awards that were granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the 2004 Plan administrator determined the exercise price or purchase price of awards granted and the types of consideration to be paid for the award.

Under the 2004 Plan, the 2004 Plan administrator also has the authority to authorize the Company, with the consent of the respective participants, to issue new stock awards in exchange for the surrender and cancellation of any or all outstanding stock awards. The 2004 Plan administrator may at any time purchase a previously granted stock award for cash, shares of our common stock (including restricted stock) or other consideration, based on such terms and conditions agreed upon by the 2004 Plan administrator and the applicable participant.

Stock Options. ISOs and NSOs were granted pursuant to stock option agreements adopted by the 2004 Plan administrator. The 2004 Plan administrator determined the exercise price for each stock option, within the terms and conditions of the 2004 Plan, provided that the exercise price of a NSO could not be less than 85% of the fair market value of our common stock on the date of grant and the exercise price of a ISO must equal at least 100% of the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, provided further, that no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant. Options granted under the 2004 Plan vest at the rate specified by the 2004 Plan administrator. The 2004 Plan administrator determined the term of stock options granted under the 2004 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock option agreement provide otherwise, if a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. If a participant’s service relationship with us or any of our affiliates ceases due to disability or death, or a participant dies within three months following a termination other than for cause, the participant or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, the participant may exercise such vested options upon the participant’s termination date and the participant’s options will terminate on such date to the extent not exercised. In no event may an option be exercised beyond the expiration of its term.

In addition to cash, if expressly approved by the 2004 Plan administrator, acceptable consideration for the purchase of common stock issued upon the exercise of a stock option may include (1) the cancellation of our indebtedness owed to the participant, (2) the tender of shares of our common stock previously owned by the participant, (3) the tender of a full recourse promissory note, (4) the waiver of compensation due or accrued to the participant for services rendered, (5) a broker-assisted cashless exercise provided that there is a public market for our common stock, (6) a “margin” commitment from the participant and a broker-dealer provided that there is a public market for our common stock, and (7) any of the foregoing.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the 2004 Plan administrator. With respect to restricted stock granted under the 2004 Plan, the purchase price of restricted stock must equal at least 85% of the fair market value of our common stock on the date of grant, provided however, that no restricted stock may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the purchase price is at least 100% of the fair market value of the restricted stock on the date of purchase. In addition to cash, if expressly approved by the 2004 Plan administrator, acceptable consideration for the purchase of restricted stock may include (1) the cancellation of our indebtedness owed to the participant, (2) the tender of shares of our common stock previously owned by the participant, (3) the tender of a full recourse promissory note, (4) the waiver of compensation due or accrued to the participant for services rendered, or (5) any of the foregoing. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the 2004 Plan administrator. The restricted stock award will be accepted by the participant’s execution and delivery of a restricted stock purchase agreement and full payment for the shares to us within 30 days from the date the restricted stock purchase agreement is delivered to the person. If such person does not execute and deliver a restricted stock purchase agreement along with full payment for the shares to us within 30 days, then the offer will terminate, unless otherwise determined by the 2004 Plan administrator. The 2004 Plan administrator may provide in the applicable award agreement that restricted stock awards that have not vested may be repurchased by us upon the participant’s cessation of continuous service for any reason within the later of 90 days after the participant’s termination date and the date the participant purchased shares under the 2004 Plan at the participant’s purchase price.

Corporate Transactions. The 2004 Plan provides that in the event of (i) a dissolution or liquidation of the Company, (ii) any reorganization, consolidation, merger or similar transaction or series of related transactions or (iii) a sale of all or substantially all of the assets of the Company, any or all outstanding stock awards may be assumed, converted or replaced by the successor or acquiring corporation. The successor or acquiring corporation may alternatively substitute equivalent awards or provide substantially similar consideration to participants as was provided to our stockholders. The successor or acquiring corporation may also substitute by issuing, in place of outstanding shares of the company held by the participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the participant than those which applied to such outstanding shares immediately prior to such transaction. In the event such successor or acquiring corporation refuses to assume, convert, replace or substitute awards, the vesting of such stock awards will accelerate and the stock awards will become exercisable in full prior to the consummation of such event at such times and on such conditions as the 2004 Plan administrator determines, and if such stock awards are not exercised prior to the consummation of the corporate transaction, they shall terminate in accordance with the provisions of the 2004 Plan.

Transferability. Under the 2004 Plan, the 2004 Plan administrator may provide for limitations on the transferability of awards, in its sole discretion. Stock awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under the 2004 Plan.

Plan Amendment or Termination. The 2004 Plan administrator has the authority to amend, suspend, or terminate the 2004 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant. As noted above, the 2004 Plan expired in accordance with its terms in October 2014.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2013 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive Compensation.”

Preferred Stock Financings

Series G Convertible Preferred Stock Financing

From January 2014 through July 2014, we issued and sold an aggregate of 13,972,043 shares of our Series G convertible preferred stock, or Series G stock, at a purchase price of $1.4314298 per share, for aggregate consideration of approximately $20 million.

The participants in this convertible preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series G stock issued to these related parties in this convertible preferred stock financing:

Participants	Shares of Series G Stock	Aggregate Purchase Price
GLOBALFOUNDRIES U.S. Inc.(1)	2,692,321	$3,853,869
Open Joint Stock Company “RUSNANO” Prospect 60-letiya Oktyabrya 10a, 117036, Moscow, Russian Federation(2)	1,397,204	1,999,999
New Enterprise Associates 13, L.P.(3)	1,397,204	1,999,999
Entities Affiliated with Pinnacle Ventures(4)	918,594	1,314,903
Entities Affiliated with Greylock Partners(5).	696,570	997,091
Entities Affiliated with Lightspeed Ventures(6)	612,479	876,721

Total	7,714,372	$11,042,582

(1)	Mr. Chisari, a member of our board of directors, is an officer of GLOBALFOUNDRIES U.S. Inc.
(2)	Mr. Akhanov, a member of our board of directors, is President and Chief Executive Officer of Rusnano USA, Inc., a U.S. subsidiary of Rusnano.
(3)	Ms. Chakravarthy, a member of our board of directors, is a former partner at New Enterprise Associates.
(4)	Includes (a) 34,440 shares purchased by Pinnacle Ventures I-A (Q), L.P.; (b) 100,565 shares purchased by Pinnacle Ventures I-B, L.P.; (c) 3,029 shares purchased by Pinnacle Ventures I Affiliates, L.P.; (d) 6,054 shares purchased by Pinnacle Ventures II-A, L.P.; (e) 254,287 shares purchased by Pinnacle Ventures II-B, L.P.; (f) 21,191 shares purchased by Pinnacle Ventures II-C, L.P.; (g) 21,191 shares purchased by Pinnacle Ventures II-R, L.P.; (h) 262,810 shares purchased by Pinnacle Ventures Equity Fund I, L.P.; (i) 191,135 shares purchased by Pinnacle Ventures Equity Fund I-O, L.P.; and (j) 23,892 shares purchased by Pinnacle Ventures Equity Fund I Affiliates, L.P. Mr. Pelowski, a member of our board of directors, is a partner at Pinnacle Ventures.
(5)	Includes (a) 609,921 shares purchased by Greylock XI Limited Partnership; (b) 16,992 shares purchased by Greylock XI-A Limited Partnership; and (c) 69,657 shares purchased by Greylock XI Principals LLC.
(6)	Includes (a) 48,219 shares purchased by LSVP VI Cayman Trust; (b) 538,683 shares purchased by LSVP VI Trust; (c) 3,977 shares purchased by LSVP VI-A Trust; (d) 19,267 shares purchased by LSVPE VI Trust; and (e) 2,333 shares purchased by LSVPE VI-A Trust.

Series H Convertible Preferred Stock Financing

From March 2015 through July 2015, we issued and sold an aggregate of 25,848,278 shares of our Series H convertible preferred stock, or Series H stock, at a purchase price of $ 1.4314298 per share, for aggregate consideration of approximately $37 million.

The participants in this convertible preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series H stock issued to these related parties in this convertible preferred stock financing:

Participants	Shares of Series H Stock	Aggregate Purchase Price
GLOBALFOUNDRIES U.S. Inc.(1)	13,972,044	$20,000,000
Walden Riverwood Ventures, L.P.(2)	3,493,011	5,000,000

Total	17,465,055	$25,000,000

(1)	Mr. Chisari, a member of our board of directors, is an officer of GLOBALFOUNDRIES U.S. Inc.
(2)	Mr. Tan, a member of our board of directors, is a director of Walden Riverwood GP, LLC, which is the general partner of Walden Riverwood Ventures, L.P., and he is a member of the investment committee of Walden Riverwood Ventures, L.P.

In connection with our Series H convertible preferred stock financing, we issued a warrant to purchase up to 9,756,160 shares of Series H stock to GLOBALFOUNDRIES U.S. Inc. at an exercise price of $0.01 per share. Mr. Chisari, a member of our board of directors, is an officer of GLOBALFOUNDRIES U.S. Inc.

Pinnacle Ventures Loan and Security Agreement and Series F and Series G Preferred Stock Warrants

In April 2013, we entered into a Loan and Security Agreement with Pinnacle Ventures, L.L.C., or Pinnacle Ventures, for an aggregate principal amount of $15 million. In connection with this loan, we issued a warrant to Pinnacle Ventures to purchase up to 646,551 shares of our Series F convertible preferred stock at an exercise price of $0.928 per share. This loan also provided Pinnacle Ventures with the option to convert up to $2.25 million of the outstanding principal amount into 2,424,569 shares of Series F stock at a conversion price of $0.928 per share prior to June 30, 2014. This option expired unexercised on June 30, 2014.

On December 16, 2014, we entered into an Amended and Restated Loan and Security Agreement with Pinnacle Ventures pursuant to which we borrowed an additional $8.8 million. Our aggregate principal amount outstanding under the Pinnacle loan is $23.7 million. Monthly principal payments begin May 2016 and the final payment of $1.5 million is due upon the earliest to occur of the maturity date of July 1, 2018 or the prepayment of all outstanding principal and accrued and unpaid interest. In connection with this loan, we issued a warrant to Pinnacle Ventures to purchase up to 640,129 shares of our Series G or Series H convertible preferred stock, at the election of the holder, at an exercise price of $1.4314298 per share. We also entered into a related Subordination Agreement with Pinnacle Ventures and Hercules Technology Growth Capital, Inc. on January 30, 2015. We intend to use a portion of the net proceeds from this offering to prepay in full the Pinnacle loan. See the section titled “Use of Proceeds.”

Mr. Pelowski, a member of our board of directors, is a partner at Pinnacle Ventures.

Letter Agreement with GLOBALFOUNDRIES U.S. Inc.

On July 29, 2014, we entered into a letter agreement with GLOBALFOUNDRIES U.S. Inc., or GLOBALFOUNDRIES, pursuant to which we agreed, subject to satisfaction of our product requirements, to develop and design products for manufacture using GLOBALFOUNDRIES and its subsidiaries’ process technology, subject to certain conditions. GLOBALFOUNDRIES also agreed to invest in our Series H Preferred Stock, and we agreed to grant warrants, in each case as described above under “—Series H Convertible Preferred Stock Financing.”

Investors’ Rights Agreement, Voting Agreement and Right of First Refusal and Co-Sale Agreement

In connection with the sales of convertible preferred stock described above, we entered into an investors’ rights agreement, a voting agreement and a right of first refusal and co-sale agreement with the holders of preferred stock, including each of the persons and entities listed in the table above.

The investors’ rights agreement, among other things:

•	grants our preferred stock holders specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of convertible preferred stock held by them;

•	obligates us to deliver financial information to specified stockholders; and

•	grants a right of first refusal with respect to sales of our securities by us to specified stockholders, subject to specified exclusions, which exclusions include the sale of common stock pursuant to this offering.

For more information regarding the registration rights provided in the investors’ rights agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” The provisions of this agreement, other than with respect to registration rights, will terminate upon the closing of this offering.

The voting agreement, among other things, provides for the voting of shares with respect to the election of directors and the voting of shares in favor of specified transactions approved by our board of directors and a majority of the shares of common stock then issued or issuable upon conversion of our convertible preferred stock. In accordance with the voting agreement, the holders of common stock, voting as a separate class, have designated Mr. Aalaei and Mr. Shirani for election to our board of directors, the holders of preferred stock, voting as a separate class, have designated Ms. Chakravarthy and Messrs. Akhanov, Chisari, Pelowski and Tan for election to our board of directors, and the holders of common stock and preferred stock, voting together as a single class and on an as-converted basis, have designated Mr. Swahn and Mr. Srinivasan for election to our board of directors. The voting agreement will terminate immediately prior to the closing of this offering.

The right of first refusal and co-sale agreement, among other things, grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders and grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders. The right of first refusal and co-sale agreement will terminate immediately prior to the closing of this offering.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Executive Compensation—Agreements with our Named Executive Officers” and “—Potential Payments upon Termination or Change of Control.”

Stock Option Grants to Executive Officers and Non-Employee Directors

We have granted stock options to our executive officers and certain of our non-employee directors. For a description of options granted to our named executive officers and non-employee directors, see the section titled “Executive Compensation—Outstanding Equity Awards at 2015 Fiscal Year-End” and “Management—Non-Employee Director Compensation” above.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information under the column titled “Before Offering” is based on 240,646,930 shares of common stock outstanding as of December 31, 2015, assuming conversion of all outstanding shares of our convertible preferred stock into 198,078,257 shares of common stock immediately prior to the closing of this offering and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of                 shares of common stock in this offering by us.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of December 31, 2015. As noted in the applicable footnotes to the table, some of the options are not vested but are exercisable at any time and, if exercised, subject to a lapsing right of repurchase until the options are fully vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Aquantia Corp., 105 E. Tasman Drive, San Jose, California 95134.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	%		Number	%
Greater than 5% Stockholders:
Entities Affiliated with New Enterprise Associates(1)	33,575,147	14.0%				%
Open Joint Stock Company “RUSNANO” Prospect 60-letiya Oktyabrya 10a, 117036, Moscow, Russian Federation(2)	28,336,859	11.8
Entities Affiliated with Pinnacle Ventures(3)	27,986,973	11.5
GLOBALFOUNDRIES U.S. Inc.(4)	26,420,525	10.6
Entities Affiliated with Greylock Partners(5)	20,698,116	8.6
Entities Affiliated with Lightspeed Ventures(6)	18,199,241	7.6

Directors and Named Executive Officers:
Faraj Aalaei(7)	20,324,608	8.1
Ramin Shirani(8)	5,267,553	2.2
Kamal Dalmia(9)	1,675,000	*
Dmitry Akhanov(2)	28,336,859	11.8
Rohini Chakravarthy	—	*
Marco Chisari(4)	26,420,525	10.6
Ken Pelowski(3)	27,986,973	11.5
Sam Srinivasan	—	*
Anders Swahn(10)	350,000	*
Lip-Bu Tan(11)	5,100,295	2.1
All current executive officers and directors as a group (11 persons)(12)	115,461,813	43.6

Selling Stockholders:

*	Represents beneficial ownership of less than one percent.
(1)	Includes (a) 75,030 shares held by NEA Ventures 2009, L.P. (“NEA Ventures 2009”) and (b) 33,500,117 shares held by New Enterprise Associates 13, L.P. (“NEA 13”). The shares directly held by NEA 13 are indirectly held by NEA Partners 13 L.P. (“NEA Partners 13”), the sole general partner of NEA 13. NEA 13 GP LTD (“NEA 13 LTD”), the sole general partner of NEA, Partners 13 and each of the individual Directors of NEA 13 LTD. The individual Directors of NEA 13 LTD (collectively the “Directors”) are M. James Barrett, Peter J. Barris, Forest Baskett, Patrick J. Kerins, Krishna “Kittu” Kolluri, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry Weller. The Directors share voting and dispositive power with regard to the shares directly held by NEA 13. The shares directly held by NEA Ventures 2009 are indirectly held by Karen P. Welsh, the general partner of NEA Ventures 2009. The address for NEA Ventures 2009 and NEA 13 is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(2)	Includes 28,336,859 shares held by Open Joint Stock Company “RUSNANO.” RUSNANO is an open joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of RUSNANO. The management board of RUSNANO has voting and investment power with respect to the shares held by RUSNANO. Dmitry Akhanov, one of our directors, is the president and CEO of RUSNANO USA, Inc. To the extent that Mr. Akhanov is deemed to be a beneficial owner and share voting and investment power with respect to the shares held by RUSNANO, Mr. Akhanov disclaims beneficial ownership of the shares held by RUSNANO, except to the extent of his pecuniary interest therein. The address of RUSNANO is 10A prospect 60-letiya Oktyabrya, Moscow, Russia 117036.
(3)

Includes (a) 711,269 shares held by Pinnacle Ventures Equity Fund I Affiliates, L.P., (b) 3,771,914 shares held by Pinnacle Ventures Equity Fund I, L.P., (c) 5,690,149 shares held by Pinnacle Ventures Equity Fund I-O, L.P., (d) 385,591 shares issuable upon the exercise of warrants held by Pinnacle Ventures I (Q) Equity Holdings, L.L.C., (e) 74,586 shares held by, and 29,080 shares issuable upon the exercise of warrants held by, Pinnacle Ventures I Affiliates, L.P., (f) 928,894 shares held by Pinnacle Ventures I-A (Q), L.P., (g) 2,712,370 shares held by Pinnacle Ventures I-B, L.P., (h) 2,064,312 shares issuable upon the exercise of warrants held by Pinnacle Ventures II Equity Holdings, L.L.C., (i) 151,334 shares held by Pinnacle Ventures II-A, L.P., (j) 6,356,086 shares held by Pinnacle Ventures II-B, L.P., (k) 529,674 shares held by Pinnacle Ventures II-C, L.P., (l) 529,674 shares held by Pinnacle Ventures II-R, L.P., and (m) 4,052,040 shares held by Pinnacle Ventures Equity Fund I, L.P. Pinnacle Ventures Equity Fund I Affiliates, L.P., Pinnacle Ventures Equity Fund I, L.P., Pinnacle Ventures Equity Fund I-O, L.P., Pinnacle Ventures I (Q) Equity Holdings, L.L.C., Pinnacle Ventures I

Affiliates, L.P., Pinnacle Ventures I-A (Q), L.P., Pinnacle Ventures I-B, L.P., Pinnacle Ventures Ii Equity Holdings, L.L.C., Pinnacle Ventures II-A, L.P., Pinnacle Ventures II-B, L.P., Pinnacle Ventures II-C, L.P., Pinnacle Ventures II-R, L.P. and Pinnacle Ventures Equity Fund I, L.P. are collectively referred to as the entities affiliated with Pinnacle. Ken Pelowski is the managing partner at Pinnacle and, as such, is deemed to have voting and dispositive power with respect to the shares held by these entities. Mr. Pelowski disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for these entities is 1600 El Camino Real, Suite 250, Menlo Park, CA 94025.
(4)	Includes (a) 16,664,365 shares held by GLOBALFOUNDRIES U.S. Inc. and (b) 9,756,160 shares issuable upon the exercise of a warrant held by GLOBALFOUNDRIES U.S. Inc. GLOBALFOUNDRIES U.S. Inc. operates as a subsidiary of GLOBALFOUNDRIES U.S. Inc. Marco Chisari is the Senior Vice President, Head of Mergers and Acquisitions and Corporate Development at GLOBALFOUNDRIES U.S. Inc. and, as such, may be deemed to share voting and dispositive power with respect to the shares held by this entity. Mr. Chisari disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for GLOBALFOUNDRIES U.S. Inc. is 2600 Great America Way, Santa Clara, CA 95054.
(5)	Includes (a) 18,123,401 shares held by Greylock XI Limited Partnership (“Greylock XI”), (b) 2,069,812 shares held by Greylock XI Principals LLC (“Greylock XI Principals”) and (c) 504,903 shares held by Greylock XI-A Limited Partnership (“Greylock XI-A”). Greylock XI GP Limited Partnership (“Greylock XI GP”) is the sole general partner of each of Greylock XI and Greylock XI-A, and Greylock Management Corporation is the sole member of Greylock XI Principals. William W. Helman and Aneel Bhusri are the managing partners of Greylock XI GP and are beneficial owners of Greylock Management Corporation, and, as a result, share voting and dispositive power with regard to the shares directly held by Greylock XI, Greylock XI-A and Greylock XI Principals, respectively. The address for these entities is 2550 Sand Hill Road, Menlo Park, CA 94025.
(6)	Includes (a) 1,432,789 shares held by LSVP VI Cayman Trust (“LSVP VI Cayman), (b) 16,006,442 shares held by LSVP VI Trust (“LSVP VI”), (c) 118,177 shares held by LSVP VI-A Trust (“LSVP VI-A”), (d) 69,325 shares held by LSVPE VI-A Trust (“LSVPE VI-A”) and (e) 572,508 shares held by LSVPE VI Trust (“LSVPE VI”). LSVP VI Cayman, LSVP VI, LSVP VI-A, LSVPE VI-A, and LSVPE VI are collectively referred to as the Lightspeed entities. Lightspeed Trustee VI, LLC is the liquidating trustee of the Lightspeed entities, and has voting and dispositive power over the shares held by the Lightspeed entities. The address for these entities is 2200 Sand Hill Road, Menlo Park, CA 94025.
(7)	Includes (a) 10,924,608 shares held by Farajollah Aalaei Living Trust dtd. 1/14/2000, (b) 50,000 shares held by Ali A. Aalaei, (c) 50,000 shares held by Dariush Aalaei, (d) 50,000 shares held by Cyrus Akbarpour, as Custodian for Dena Aalaei under the California State Uniform Transfers to Minors Act and (e) 9,250,000 shares underlying options that are exercisable within 60 days of December 31, 2015, 2,520,836 of which are subject to a repurchase right in our favor.
(8)	Includes (a) 3,702,553 shares held by Ramin Shirani and (b) 1,565,000 shares underlying options that are exercisable within 60 days from December 31, 2015, 439,586 of which are subject to a repurchase right in our favor.
(9)	Includes (a) 1,015,000 shares held by Kamal and Maneesha Dalmia, Husband and Wife as community property and (b) 660,000 shares subject to options that are exercisable within 60 days from December 31, 2015, 426,390 of which are subject to a repurchase right in our favor.
(10)	Includes 350,000 shares subject to options that are exercisable within 60 days from December 31, 2015.
(11)	Includes (a) 3,493,011 shares held by Walden Riverwood Ventures, L.P. and (b) 1,607,284 shares held by A&E Investment, LLC. The address for Walden International is One California Street, Suite 2800, San Francisco, CA 94111.
(12)	Includes (a) 91,401,670 shares held by our directors and executive officers, (b) 11,825,000 shares underlying options that are exercisable within 60 days of December 31, 2015 and (c) 12,235,143 shares issuable upon the exercise of warrants. 3,386,812 of the shares underlying options are subject to a repurchase right in our favor.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Immediately prior to the closing of this offering and upon the filing and effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of                  shares of common stock, par value $0.00001 per share and                  shares of preferred stock, par value $0.00001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

On December 31, 2015, there were 32,812,513 shares of common stock outstanding. Based on such number of shares of common stock outstanding as of December 31, 2015, and assuming the conversion of all outstanding shares of our convertible preferred stock into 198,078,257 shares of common stock immediately prior to the closing of this offering and the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of this offering, upon the closing of this offering and assuming no exercise by the underwriters of their option to purchase additional shares,                 shares of common stock will be outstanding.

As of December 31, 2015, there were 35,321,188 shares of common stock subject to outstanding options under our equity incentive plans.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of December 31, 2015, we had outstanding an aggregate of 197,913,720 shares of convertible preferred stock held of record by 82 stockholders.

Immediately prior to the closing of this offering, all outstanding shares of convertible preferred stock will convert into shares of our common stock on a one-to-one basis.

Immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2015, 35,321,188 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.27 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Equity Incentive Plans.”

Warrants

As of December 31, 2015, convertible preferred stock warrants (excluding our Series C-1 convertible preferred stock warrant) to purchase 12,431,974 shares of convertible preferred stock at a weighted-average exercise price of $0.22 per share and our Series C-1 convertible preferred stock warrant to purchase 3,006,088 shares of Series C-1 convertible preferred at an exercise price of approximately $         per share, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) were outstanding. These warrants will be converted into warrants to purchase an aggregate of 6,176,514 shares of our common stock immediately prior to the closing of this offering. A warrant exercisable for 9,756,160 shares of Series H convertible preferred stock at an exercise price of $0.01 per share will terminate unless exercised prior to the closing of this offering.

Registration Rights

Following the closing of this offering, certain holders of our common stock, common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock subject to outstanding warrants, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement by and among us and certain of our stockholders. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below, including the legal fees payable to one selling holders’ counsel.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of (1) the date that is five years after the closing date of this offering and (2) the date that a holder may sell all of their shares in a three-month period under Rule 144 of the Exchange Act, this offering has been closed and such holder holds less than 1% of our outstanding common stock.

Demand Registration Rights

The holders of 202,346,143 shares of our common stock, common stock issuable upon conversion of outstanding preferred stock and stock subject to outstanding warrants as of December 31, 2015, will be entitled to certain demand registration rights. At any time beginning on the earlier of the third anniversary of the date of the investors’ rights agreement or six months following the effectiveness of this registration statement, the holders of at least 20% of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover at least 20% of the registrable securities then outstanding for an aggregate offering price equal or greater than $5.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of 203,550,074 shares of our common stock, common stock issuable upon conversion of outstanding preferred stock and stock subject to outstanding warrants as of December 31, 2015, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement relating solely to employee benefit plans, related to the offer and sale of debt securities, a registration relating to a corporate reorganization or transaction covered by Rule 145 under the Securities Act, or any registration that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of 203,550,074 shares of our common stock, stock issuable upon conversion of outstanding preferred stock and stock subject to outstanding warrants as of December 31, 2015, will be entitled to certain Form S-3 registration rights. Holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our whole board of directors, chair of our board of directors or our chief executive officer.

As described above in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws, and require a supermajority stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

We intend to apply to list our common stock on                             under the symbol “         .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent and registrar’s address is                 and the telephone number is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2015, upon the closing of this offering,                 shares of common stock will be outstanding, assuming (1) no exercise of the underwriters’ option to purchase additional shares to cover any over-allotments and (2) no exercise of outstanding options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act or purchased by existing stockholders and their affiliated entities who are subject to lock-up agreements. The remaining                 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the closing of this offering; and

•	Up to restricted shares will be eligible for sale under Rule 144 or Rule 701, subject to the volume limitations, manner of sale and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Most of our employees, executive officers and directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions set forth above. However, substantially all such shares are subject to contractual lock-up agreements with us or the underwriters described in the section titled “Underwriting” and will become eligible for sale in accordance with Rule 701 at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, including all of the selling stockholders, optionholders, convertible noteholders and warrantholders, have agreed with the underwriters that for a period of 180 days (the restricted period) after the date of this prospectus, subject to specified exceptions, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. At any time and without public notice, Morgan Stanley & Co. LLC, as representative of the underwriters, may in its discretion release shares subject to the lock-up agreements prior to the expiration of this 180-day lock-up period. If such a release is granted for one of our officers or directors, (1) Morgan Stanley & Co. LLC, as representative of the underwriters, will, at least three business days before the effective date of such release, notify us of the impending release, and (2) we will announce the impending release by press release through a major news service at least two business days before the effective date of the release.

Upon expiration of the “restricted” period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our 2004 plan and the 2015 plan. These registrations statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates.

Registration Rights

Upon the closing of this offering, the holders of 203,550,074 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2015 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of common stock pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) and does not discuss the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a United States taxpayer for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section entitled “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf; the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely file the required certification, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not and we do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition or (y) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder as is described in clause (i) of the preceding paragraph, such non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If a non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, such non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses even though such non-U.S. holder is not considered a resident of the United States, provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property it is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 28%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Accounts

Certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide us with the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, began on July 1, 2014 and will apply to all other withholdable payments, including payments of gross proceeds from a sale or other disposition of common stock, on or after January 1, 2019. Holders should consult their own tax advisers regarding the implications of these rules for their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.

Total:

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, at such offering price less a selling concession not in excess of $         per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Underwriting discounts and commissions to be paid by the selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        , which includes legal, accounting and printing costs, and various other fees associated with the registration and listing of our common stock. We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, or FINRA, related expenses incurred by them in connection with the offering, up to $         as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to have our common stock listed on the             under the trading symbol “         .”

We, all of our directors and officers and the holders of substantially all of our common stock and securities exercisable or convertible into our common stock outstanding immediately prior to this offering, including the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to, including, but not limited to:

•	the sale of shares to the underwriters;

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in this offering from us or in open market transactions after the completion of this offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	the transfer of shares of common stock or securities convertible into common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control that has been approved by our board of directors, provided that, in the event that such change of control transaction is not completed, this clause shall not be applicable and the shares of the party subject to the lock-up agreement shall remain subject to the restrictions contained in the lock-up agreement; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act, regarding the establishment of such plan is required or voluntarily made during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that notice shall be provided as required by applicable law, rule or regulation.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling stockholders, on the one hand, and the underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member

State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock offered by the prospectus.

EXPERTS

The financial statements as of December 31, 2014 and for the year ended December 31, 2014, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 105 E. Tasman Drive, San Jose, California 95134.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.aquantia.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

AQUANTIA CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aquantia Corp. and subsidiaries

San Jose, California

We have audited the accompanying consolidated balance sheet of Aquantia Corp. and subsidiaries (the “Company”) as of December 31, 2014 and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Aquantia Corp. and subsidiaries as of December 31, 2014 and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 2, 2016

AQUANTIA CORP.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	As of December 31, 2014	As of September 30, 2015	Pro Forma As of September 30, 2015
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,056	$19,497	$
Accounts receivable	1,846	7,900
Inventories	3,879	22,078
Prepaid expenses and other current assets	5,351	4,563

Total current assets	18,132	54,038
Property and equipment, net	2,022	3,963
Intangible assets, net	272	247
Other assets	145	313

Total assets	$20,571	$58,561	$

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,260	$5,564	$
Accrued liabilities	3,257	4,180
Deferred revenue, current	3,218	2,338
Long-term debt, current portion	—	4,864

Total current liabilities	8,735	16,946
Deferred revenue, non-current	1,559	—
Long-term debt, net	23,308	18,807
Convertible preferred stock warrant liability	1,863	12,202
Other long-term liabilities	18	370

Total liabilities	35,483	48,325

Commitments and contingencies (Note 8)

Convertible preferred stock:
Convertible preferred stock, par value of $0.00001 per share; 177,550,525 and 213,351,797 shares authorized as of December 31, 2014 and September 30, 2015 (unaudited), respectively; 172,065,442 and 197,913,720 shares issued and outstanding with aggregate liquidation preference of $152,796 and $189,796 as of December 31, 2014 and September 30, 2015 (unaudited), respectively; no shares issued and outstanding as of September 30, 2015 pro forma (unaudited).	162,183	199,153

Stockholders’ equity (deficit):
Common stock, $0.00001 par value, 256,100,000 and 297,000,000 shares authorized as of December 31, 2014 and September 30, 2015 (unaudited), respectively; 12,686,729 and 17,621,862 shares outstanding at December 31, 2014 and September 30, 2015 (unaudited), respectively, and outstanding as of September 30, 2015 pro forma (unaudited)	—	—
Additional paid-in capital	4,731	6,201
Accumulated deficit	(181,826)	(195,118)

Total stockholders’ equity (deficit)	(177,095)	(188,917)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$20,571	$58,561	$

See notes to consolidated financial statements.

AQUANTIA CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands except share and per share data)

	Year Ended December 31, 2014		Nine Months Ended September 30,
			2014	2015
			(unaudited)
Revenue		$24,500	$15,854		$56,527
Cost of revenue		16,189	10,305		31,010

Gross profit		8,311	5,549		25,517
Operating expenses:
Research and development		27,343	21,268		19,431
Sales and marketing		2,142	1,701		2,588
General and administrative		4,403	3,492		3,949
Collaboration and development charge		—	—		12,024

Total operating expenses		33,888	26,461		37,992

Loss from operations		(25,577)	(20,912)		(12,475)
Other income (expense):
Interest expense		(2,164)	(1,569)		(2,483)
Change in fair value of convertible preferred stock warrant liability		(15)	128		1,735
Other income, net		12	20		12

Total other income (expense)		(2,167)	(1,421)		(736)

Loss before income tax expense		(27,744)	(22,333)		(13,211)
Income tax expense		56	39		81

Net loss attributable to common stockholders and comprehensive loss		$(27,800)	$(22,372)		$(13,292)

Net loss per share attributable to common stockholders, basic and diluted		$(2.48)	$(2.04)		$(0.97)

Weighted-average shares used to compute net loss per share, basic and diluted		11,196,337	10,942,022		13,726,358

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$			$

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)

See notes to consolidated financial statements.

AQUANTIA CORP.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2014	158,093,399	$142,123	10,539,126	$—	$3,538	$(154,026)	$(150,488)
Exercise of stock options and warrants	—	—	2,147,603	—	335	—	335
Issuance of Series G convertible preferred stock, net of issuance costs of $71	13,972,043	19,929	—	—	—	—	—
Expiration of Series F convertible preferred stock conversion right	—	131	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	858	—	858
Net loss	—	—	—	—	—	(27,800)	(27,800)

BALANCE—December 31, 2014	172,065,442	162,183	12,686,729	—	4,731	(181,826)	(177,095)
Exercise of stock options (unaudited)	—	—	4,935,133	—	873	—	873
Issuance of Series H convertible preferred stock, net of issuance costs of $30 (unaudited)	25,848,278	36,970	—	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	597	—	597
Net loss (unaudited)	—	—	—	—	—	(13,292)	(13,292)

BALANCE—September 30, 2015 (unaudited)	197,913,720	$199,153	17,621,862	$—	$6,201	$(195,118)	$(188,917)

See notes to consolidated financial statements.

AQUANTIA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Cash flows from operating activities
Net loss	$(27,800)	$(22,372)	$(13,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,900	1,451	1,379
Stock-based compensation expense	858	730	597
Change in fair value of convertible preferred stock warrants	15	(128)	(1,735)
Issuance of convertible preferred stock warrants	—	—	12,074
Amortization of debt discount	207	196	443
Non-cash interest expense related to debt costs	41	—	459
Changes in operating assets and liabilities:
Accounts receivable	(98)	(1,911)	(6,054)
Inventories	6,838	4,686	(18,199)
Prepaid expenses and other assets	(4,360)	(1,218)	296
Accounts payable	1,130	509	3,106
Accrued and other liabilities	416	686	1,275
Deferred revenue	(3,125)	(2,339)	(2,439)

Net cash used in operating activities	(23,978)	(19,710)	(22,090)

Cash flows from investing activities
Purchases of property and equipment	(1,299)	(726)	(3,123)
Disposal of property and equipment	—	—	26

Net cash used in investing activities	(1,299)	(726)	(3,097)

Cash flows from financing activities
Proceeds from short and long-term borrowings	8,800	—	—
Debt issuance costs	(567)	—	(215)
Proceeds from line of credit	3,041	—	15,205
Repayments on line of credit	(3,860)	(819)	(15,205)
Proceeds from issuance of convertible preferred stock	20,000	20,000	37,000
Convertible preferred stock issuance costs	(71)	(71)	(30)
Proceeds from exercise of common stock options and warrants	335	134	873

Net cash provided by financing activities	27,678	19,244	37,628

Net increase (decrease) in cash and cash equivalents	2,401	(1,192)	12,441
Cash and cash equivalents at beginning of period	4,655	4,655	7,056

Cash and cash equivalents at end of period	$7,056	$3,463	$19,497

Supplemental disclosures of cash flow information
Cash paid for interest	$1,875	$1,406	$1,592

Cash paid for income taxes	$56	$37	$68

Non-cash financing and investing transactions
Property and equipment received and accrued	$311	$399	$113

Issuance of convertible preferred stock warrants	$173	$—	$12,074

Expiration of Series F convertible preferred stock conversion right	$131	$131	$—

See notes to consolidated financial statements.

AQUANTIA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Description of Business and Basis for Presentation

Organization—Aquantia Corp. (together with its subsidiaries, the “Company”) was incorporated in Delaware on January 27, 2004. The Company is a leader in the design, development and marketing of advanced high-speed communications integrated circuits, or ICs, for Ethernet connectivity in the data center and enterprise markets.

Basis of Presentation and Principles of Consolidation—The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the consolidated accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has incurred net losses from inception through December 31, 2014, resulting in an accumulated deficit of approximately $181.8 million. In addition, the Company used cash for operating activities of $24.0 million for the year ended December 31, 2014. For the nine months ended September 30, 2014 and 2015 (unaudited), the Company had net losses of $22.4 million and $13.3 million, respectively. As of September 30, 2015 (unaudited), the Company had an accumulated deficit of $195.1 million and a cash balance of $19.5 million. The Company has financed its operations primarily from cash received from the sale of products and services, sales of convertible preferred stock, and debt financing. Based on expected cash flows generated from revenue, the Company believes that its existing cash and available line of credit will be sufficient to satisfy its anticipated cash requirements for at least the next 12 months.

Unaudited Interim Consolidated Financial Statements—The accompanying interim consolidated balance sheet as of September 30, 2015, the interim consolidated statements of operations and comprehensive loss, and cash flows for the nine months ended September 30, 2014 and 2015, and the interim consolidated statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2015 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2015 and its results of operations and cash flows for the nine months ended September 30, 2014 and 2015. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the nine month periods are also unaudited. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates used in the preparation of the consolidated financial statements include the fair value of the Company’s common and convertible preferred stock and convertible preferred stock warrants, the valuation of deferred tax assets, uncertain tax positions, and useful lives of long-lived assets. These estimates and the underlying assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity or remaining maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2014 and September 30, 2015 (unaudited), cash and cash equivalents consisted of cash deposited with banks and money market funds for which their cost approximated their fair value.

Accounts Receivable—The Company’s receivables are recorded when due and payable. The carrying value of the accounts receivable represents their estimated net realizable value.

Inventories—Inventories consist of processed wafers, work-in-process and finished goods and are stated at the lower of standard cost or net realizable value. Standard costs approximate actual costs and are based on a first-in, first-out basis. The Company performs detailed reviews of the net realizable value of inventories, both on hand as well as for inventories that it is committed to purchase and writes down the inventory value for estimated deterioration, excess and obsolete and other factors based on management’s assessment of future demand and market conditions. Once written down, inventory write-downs are not reversed until the inventory is sold or scrapped. For the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 (unaudited), inventory write-downs were $0.9 million, $0 and $0.5 million, respectively.

Property and Equipment—Property and equipment is initially recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful life or the original lease term, whichever is shorter.

Intangible Assets—Intangible assets consist of patents and are amortized over their useful lives of 10-12 years using a straight-line amortization method.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the undiscounted future cash flows. The Company has not recorded any impairment charges in any of the periods presented.

Product Warranty—The Company’s products are generally sold with a limited standard warranty for a period of one to three years, warranting that the product conforms to specifications and is free from material defects in design, materials and workmanship. To date, the Company has had negligible returns of any defective production parts.

Convertible Preferred Stock Warrant Liability—The Company accounts for its outstanding convertible preferred stock warrants as derivative liabilities as the terms of the warrants are not fixed due to potential adjustments in the exercise price and the number of shares upon an equity financing at a lower price. The convertible preferred stock warrants are initially recorded at fair value when issued, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive loss at each period end while such instruments are outstanding and classified as liabilities. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time, the warrants will convert into warrants to purchase shares of common stock, the liability will be reclassified to stockholders’ equity (deficit), and will no longer be subject to fair value accounting. The fair values of the convertible preferred stock warrants issued in connection with debt agreements were recorded as debt discounts and are amortized as non-cash interest expense in the consolidated statement of operations and comprehensive loss over the expected term of the debt agreements. The fair value of the convertible preferred stock warrants issued in connection with a collaboration and development agreement was recorded as an operating expense at the date of issuance.

Convertible Preferred Stock—The Company recorded convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The convertible preferred stock is recorded outside of stockholders’ equity (deficit) because the shares contain liquidation features that are not solely within the Company’s control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values up to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Unaudited Pro Forma Stockholders’ Equity—The September 30, 2015 unaudited pro forma stockholders’ equity has been prepared assuming the following capital transactions will occur in connection with the Company’s proposed initial public offering: (i) the automatic conversion of all outstanding shares of convertible preferred stock into 198,078,257 shares of common stock; (ii) the automatic conversion of convertible preferred stock warrants into warrants to purchase 6,176,514 shares of common stock; (iii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital and (iv) the exercise in full of a warrant to purchase 9,756,160 shares of Series H preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the proposed initial public offering. The pro forma stockholders’ equity does not include the shares expected to be sold or any related proceeds to be received from the proposed initial public offering.

Revenue Recognition—Revenue is recognized when title and risk of loss has passed to the customer, which is generally upon shipment, collection of the resulting receivable is reasonably assured, persuasive evidence of an arrangement exists, and the price is fixed or determinable. The Company defers revenue if any of the revenue recognition criteria have not been met.

Cost of Revenue—Cost of revenue consists of wafers, processed by third-party foundries, costs associated with packaging, assembly and test paid to our third-party contract manufacturers, and personnel and other costs associated with our manufacturing operations. Our cost of revenue also includes allocation of overhead and facility costs, depreciation of production equipment, inventory write-downs and amortization of production mask costs.

Research and Development—Research and development expenses are charged to operations as incurred. These costs include personnel costs, pre-production engineering mask costs, software license and intellectual property expenses, design tools and prototype-related expenses, facility costs, supplies and depreciation expense.

The Company enters into development agreements with some of its customers that provide fees that partially offset development costs. Such fees are recognized upon completion of the contract deliverables or milestones, and acceptance by the customer, if required. Gross research and development expenses and the collaboration and development charge were $27.8 million, $21.8 million and $34.6 million for the year ended December 31, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively. The Company recorded approximately $0.5 million, $0.5 million and $3.1 million as an offset to research and development expense for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Collaboration and Development Charge—Collaboration and development charge represents the fair value of Series H convertible preferred stock warrants issued to GLOBALFOUNDRIES (see Note 10) in connection with a letter agreement to collaborate on the development of products that the Company plans to have manufactured by GLOBALFOUNDRIES upon qualification.

Income Taxes—Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately represent actual outcomes.

Other Comprehensive Loss—During the year ended December 31, 2014 and the nine month periods ended September 30, 2014 and 2015 (unaudited), the Company did not have any other components of comprehensive loss other than net loss and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Stock-Based Compensation—Compensation expense related to stock-based transactions is measured and recognized in the financial statements at fair value. Stock-based compensation expense is measured at the grant date based on the fair value of the equity award and is recognized as expense, less expected forfeitures, over the requisite service period, which is generally the vesting period. The Company estimates the fair value of each equity award on the date of grant using the Black-Scholes option-pricing model and recognizes the related stock-based compensation expense on the straight-line method. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the common stock fair value, expected term, expected volatility, risk-free interest rate, and expected dividends.

The Company accounts for equity instruments issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of such instruments is recognized as an expense over the vesting period.

Net Loss per Share of Common Stock—Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, convertible preferred stock and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock—The unaudited pro forma basic and diluted net loss per share assumes the automatic conversion of all outstanding shares of convertible preferred stock into common stock, as if the conversion had occurred at the beginning of the period or the date of issuance, if later. The pro forma net loss per share also includes an adjustment for the change in the fair value of convertible preferred stock warrants under the assumption that the warrants automatically convert to warrants to purchase common stock. The pro forma net loss per share does not include the shares expected to be sold or any related proceeds to be received from the proposed initial public offering.

Recent Accounting Pronouncements—In August 2015, the Financial Accounting Standards Board (“FASB”) issued an update that deferred the effective date of the new guidance they previously issued in May 2014 related to the recognition and reporting of revenue that establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance allows for the use of either the full or modified retrospective transition method. This new standard will be effective for the Company on January 1, 2018, although adoption as of the original effective date of January 1, 2017 is permitted. Management is currently evaluating the impact of this new standard on the Company’s consolidated financial statements, as well as which transition method and adoption date the Company intends to use.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to measure most inventory “at the lower of cost and net realizable value”, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

Subsequent Events—The Company has evaluated subsequent events from the consolidated balance sheet date of December 31, 2014 through February 2, 2016, the date at which the respective audited and unaudited consolidated financial statements were available to be issued.

3. Concentrations

Credit—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash equivalents consist of checking and money market accounts with a financial institution that management believes to be of high-credit quality; however, at times, balances exceed federally insured limits. Amounts held on deposit at financial institutions in excess of Federal Deposit Insurance Corporation-insured amounts were $6.9 million and $19.2 million at December 31, 2014 and September 30, 2015 (unaudited), respectively.

Significant Customers—Credit risk with respect to accounts receivable is concentrated with four large customers that contribute a majority of the Company’s business and is mitigated by a relatively short collection period. Collateral is not required for accounts receivable. The fair value of accounts receivable approximates their carrying value. Revenue and accounts receivable concentrated with the Company’s significant customers and their manufacturing subcontractors, as a percentage of total revenue and accounts receivable was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Accounts Receivable:
Customer A	56%	60%	56%
Customer B	11	11	28
Customer C	*	16	13
Customer D	20	10	*

Revenue:
Customer A	68	64	77
Customer B	*	*	12
Customer C	10	13	*
Customer D	*	*	*

*	Less than 10%

Significant Suppliers—The Company depends on a limited number of subcontractors to fabricate, assemble, and test its semiconductor devices. The Company generally sources its production through standard purchase orders and has wafer supply and assembly and test agreements with certain outside contractors. While the Company seeks to maintain a sufficient level of supply and endeavors to maintain ongoing communications with suppliers to guard against interruptions or cessation of supply, business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products or services, receipt of defective semiconductor devices, an increase in the price of products, or an inability to obtain reduced pricing from suppliers in response to competitive pressures.

4. Segment Reporting

The Company operates in one reportable segment related to the design, development and sale of network communication integrated circuits. The Company’s chief operating decision-maker (“CODM”) is its Chief Executive Officer, who reviews operating results on an aggregate basis and manages the Company’s operations as a whole for the purpose of evaluating financial performance and allocating resources. Substantially all of the Company’s long-lived assets were attributable to operations in the United States as of December 31, 2014 and September 30, 2015 (unaudited).

The Company sells its products worldwide and attributes revenue to the geography where the product is shipped. The geographical distribution of revenue as a percentage of total revenue for the periods indicated was as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Malaysia	54%	48%	68%
China	20	24	17
United States	18	21	10
Other	8	7	5

Total	100%	100%	100%

5. Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Level 1 liabilities consist of accounts payable, accrued expenses and long-term debt. The carrying amounts of accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the term debt approximates fair value as well. The Company categorizes assets and liabilities recorded at fair value based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level 2—Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable either directly or indirectly.

Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option-pricing models, discounted cash flows models, and similar techniques.

The hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The following tables represent the Company’s financial assets and financial liabilities measured at fair value on a recurring basis categorized by the fair value hierarchy as of December 31, 2014 and September 30, 2015 (unaudited):

	As of December 31, 2014 (in thousands)
	Level 1	Level 2	Level 3	Total
Financial asset—money market funds	$298	$—	$—	$298

Financial liability—convertible preferred stock warrant liability	$—	$—	$1,863	$1,863

	As of September 30, 2015 (in thousands) (unaudited)
	Level 1	Level 2	Level 3	Total
Financial asset—money market funds	$298	$—	$—	$298

Financial liability—convertible preferred stock warrant liability	$—	$—	$12,202	$12,202

The summary of changes in the fair value of the Company’s Level 3 financial liabilities is as follows (in thousands):

Balance at January 1, 2014	$1,806
Increase in fair value of convertible preferred stock warrant liability	15
Expiration of Series F convertible preferred stock conversion right	(131)
Issuance of Series G convertible preferred stock warrants	173

Balance at December 31, 2014	1,863
Decrease in fair value of convertible preferred stock warrant liability (unaudited)	(1,735)
Issuance of Series G convertible preferred stock warrants (unaudited)	50
Issuance of Series H convertible preferred stock warrants (unaudited)	12,024

Balance at September 30, 2015 (unaudited)	$12,202

See Note 10 for discussion of valuation methods and inputs for such financial liabilities.

The Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the year ended December 31, 2014 and the nine months ended September 30, 2015 (unaudited).

6. Balance Sheet Components

Inventories consisted of the following (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Processed wafers	$555	$8,057
Work in process	3,222	10,734
Finished goods	102	3,287

Total inventory	$3,879	$22,078

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Processed wafer prepayments	$4,341	$3,477
Term loan unamortized debt discount	356	—
Electronic design automation tools	276	359
Line of credit end of term charge	—	203
Other prepaid and other current assets	378	524

Total prepaid expenses and other current assets	$5,351	$4,563

Property and equipment, net consisted of the following (in thousands):

	Estimated Useful Lives (in years)	As of December 31, 2014	As of September 30, 2015
			(unaudited)
Machinery and equipment	2-3 years	$6,268	$6,913
Production masks	4 years	—	1,961
Software and computer equipment	3 years	1,366	1,450
Leasehold improvements	Shorter of estimated life of asset or remaining lease term	341	561
Office furniture and fixtures	3 years	92	96

Total property and equipment		8,067	10,981
Less accumulated depreciation and amortization		(6,045)	(7,018)

Property and equipment, net		$2,022	$3,963

Depreciation and amortization of property and equipment totaled $1.7 million for the year ended December 31, 2014, and $1.3 million and $1.4 million for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Intangible assets, net are carried at cost, less accumulated amortization. Intangible assets were as follows (in thousands):

	Estimated Useful Lives (in years)	As of December 31, 2014	As of September 30, 2015
			(unaudited)
Patents	10-12 years	$348	$348
Less accumulated amortization—patents		(76)	(101)

Intangible assets, net		$272	$247

Amortization of intangible assets totaled $0.2 million for the year ended December 31, 2014, and $0.2 million and $25,000 for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Amortization expense related to amortizable intangibles in future periods as of September 30, 2015 (unaudited) is expected to be as follows (in thousands):

Remainder of 2015	$8
2016	34
2017	34
2018	34
2019	34
2020 and thereafter	103

Total	$247

Accrued liabilities consisted of the following (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Accrued compensation and related benefits	$1,936	$2,574
Accrued license fees	510	327
Accrued technical consulting and professional services	36	153
Accrued royalty, rebates, and commission	75	104
Other accrued liabilities	700	1,022

Total accrued liabilities	$3,257	$4,180

7. Deferred Revenue

In January 2009, the Company entered into a series of agreements with Intel Corporation (collectively, the “Intel Agreement”) for the development and sale of 10-gigabit Ethernet physical layer devices. The Intel Agreement outlines the terms and conditions under which the Company is to develop an agreed-upon product incorporating Intel’s proprietary technology, provide product prototypes to Intel, and the terms of future pricing on the developed product. In fiscal 2009, the Company evaluated the Intel Agreement as a multiple-element arrangement and concluded that there were five deliverable components: Series C-1 convertible preferred stock, Series C-1 convertible preferred stock warrants, prototypes, pricing discounts, and non-recurring engineering services. It was concluded that the Series C-1 convertible preferred stock was one unit of accounting and the remainder of the deliverable components were a second unit of accounting (“Product Element”) as none of the other deliverable components were determined to have stand-alone value. Accordingly, the estimated fair value of the Product Element was deferred and is being amortized as revenue on a straight-line basis over the estimated 48-month life of the product. Delivery of the final component commenced in the third quarter of 2012, at which time the Company began amortization of the deferred revenue.

Deferred revenue as of December 31, 2014 and September 30, 2015 (unaudited), was $4.7 million and $2.4 million, respectively. Revenue of $3.1 million was recognized in fiscal year 2014 and $2.3 million during the nine months ended September 30, 2015 (unaudited). The deferred revenue will be fully amortized by the end of the second quarter of 2016.

8. Commitments and Contingencies

Lease Obligations—In April 2015, the Company entered into a new facility lease for its U.S. headquarters that expires at the end of June 2018. The total cash commitment under this lease as of September 30, 2015 (unaudited) was $2.0 million. The Company also leases smaller facilities in its international facilities under operating leases that expire at various dates through September 2018. The remaining future minimum lease payments for all operating leases are as follows (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
2015	$244	$229
2016	78	926
2017	72	857
2018	—	395

Total future lease obligations	$394	$2,407

Rent expense was $0.4 million for the year ended December 31, 2014, and $0.3 million and $0.5 million for the nine month periods ended September 30, 2014 and 2015 (unaudited), respectively.

Contractual Obligations—At December 31, 2014 and September 30, 2015 (unaudited), the Company had non-cancelable purchase commitments for inventory and electronic design automation tools as follows (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
2015	$3,684	$2,108
2016	1,129	2,951
2017	804	1,670
2018	—	275

Total future contractual obligations	$5,617	$7,004

Litigation and Indemnification

Litigation—The Company accrues for contingencies when it believes that a loss is probable and that it can reasonably estimate the amount of any such loss and the Company has made an assessment of the probability of incurring any such losses and whether or not those losses are estimable.

Although the Company is not currently subject to any litigation, and no litigation is currently threatened against the Company, the Company may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable.

To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, the Company will either disclose the estimated additional loss or state that such an estimate cannot be made. The Company does not currently believe that it is reasonably possible that additional losses in connection with litigation arising in the ordinary course of business would be material.

Indemnification—Under the indemnification provisions of the Company’s standard sales related contracts, the Company agrees to defend its customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets and to pay judgments entered on such claims. Certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. In addition, the Company indemnifies its directors and certain of its officers while they are serving in good faith in such capacities.

9. Debt

In connection with each of the Loan and Security Agreement with Pinnacle Ventures and the Loan and Security Agreement with Hercules Technology Growth Capital described below, the Company has granted in favor of the lenders thereunder a security interest in substantially all of the Company’s assets other than the Company’s intellectual property. The loan with Pinnacle Ventures is subordinated to the loan with Hercules Technology Growth Capital pursuant to a subordination agreement.

Loan and Security Agreement with Pinnacle Ventures—On April 5, 2013, the Company entered into a Loan and Security Agreement with Pinnacle Ventures (the “2013 Agreement”) to borrow an aggregate principal amount of $15 million. The interest rate on this loan is the greater of the prime rate plus 925 basis points, or 12.5% per annum. At December 31, 2014, the interest rate was 12.5%. The Company is required to make interest-only payments for the first 24 months starting in April 2013 and thereafter make 18 equal installment payments through October 5, 2016, the maturity date of the loan.

In connection with the 2013 Agreement, the Company issued 646,551 fully vested Series F convertible preferred stock warrants at an exercise price of $0.9280000. The agreement also provided a conversion right (the “Conversion Right”), which expired unexercised on June 30, 2014 and was reclassified to preferred stock. The Conversion Right was accounted for as a derivative under ASC 815-40-20 and estimated fair value was determined using the Monte Carlo Simulation with an initial aggregate fair value of $180,843. The estimated fair value was determined using the following assumptions: risk free interest rate of 0.21%, contractual term of 0.46 years-0.96 years and volatility of 45%.

On December 16, 2014, the Company amended the 2013 Agreement with Pinnacle Ventures (the “2013 Amended Agreement”) to borrow an additional $8.8 million and modify the terms of the existing loan of $15 million. The interest rate on this loan, effective January 1, 2015 is the greater of the prime rate plus 550 basis points, or 8.75% per annum. As of September 30, 2015 (unaudited), the interest rate on this loan was 8.75%. Under the terms of the 2013 Amended Agreement, principal payments for the combined loan will start in May 2016. An additional final payment of $1.5 million is due upon the earliest to occur of the maturity date of July 1, 2018 or the prepayment of all outstanding principal and accrued and unpaid interest. The final payment is being amortized to interest expense over the original term of the loan. The 2013 Amended Agreement also provides for the extension of the interest-only period to August 2016 if the Company achieves certain performance milestones. In connection with this 2013 Amended Agreement, the Company also issued 640,129 fully vested Series G convertible preferred stock warrants with an exercise price of $1.4314298 per share (see Note 10 Convertible Preferred Stock Warrants).

The 2013 Amended Agreement contains customary financial reporting and insurance requirements, and negative covenants that limit the Company’s ability to, among other things, prepay or incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. As of September 30, 2015 (unaudited), the Company was in compliance with all covenants, except for the requirement to deliver audited financial statements within the prescribed period, for which the Company obtained a waiver.

Loan and Security Agreement with Hercules Technology Growth Capital—On January 30, 2015, the Company entered into a Loan and Security Agreement with Hercules Technology Growth Capital for an $11.5 million revolving line of credit. In connection with this agreement, the Company issued fully vested warrants to purchase 196,831 shares of convertible preferred stock at an exercise price of $1.4314298 per share (see Note 10

Convertible Preferred Stock Warrants). At the election of the holder, these warrants may be exercised for Series G or Series H convertible preferred stock.

The line of credit is based upon a percentage of eligible receivables and eligible customer purchase orders. The line of credit bears a variable rate of interest and is based upon the Federal Reserve’s prime rate and changes in the Company’s borrowing base eligibility and whether the borrowing base is based on eligible accounts receivables or eligible purchase orders or both. The line of credit matures on February 1, 2017; however, if the Company meets certain milestones then the line of credit will mature on February 1, 2018. An additional final payment of $0.3 million is due upon the earliest to occur of the maturity date, the date of prepayment of the outstanding secured obligations or the date that the secured obligations become due and payable. The final payment was recorded as a long term liability and other asset on the Company’s consolidated balance sheet and the asset is amortized to interest expense over 24 months, the initial term of the agreement. As of September 30, 2015 (unaudited), the amount available for borrowing under the line of credit was $11.5 million and the interest rate on any borrowings would be 6.7%.

The agreement contains customary financial reporting requirements and negative covenants that limit the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, lend money or forgive indebtedness to employees, officers or directors, transfer assets, and merge or consolidate. As of September 30, 2015 (unaudited), there was no outstanding amount payable on the line of credit and the Company was in compliance with all covenants, except for the requirement to deliver audited financial statements within the prescribed period, for which the Company obtained a waiver.

Loan and Security Agreement with Silicon Valley Bank—On December 17, 2012, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for an $11.5 million line of credit. The line of credit terminated on January 31, 2015. As of December 31, 2014, the Company did not have any outstanding borrowings under this agreement.

Debt obligations as of December 31, 2014 and September 30, 2015 (unaudited) consisted of the following (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Term loans	$23,800	$23,800
Final payment liability	41	500

Total	23,841	24,300
Long-term unamortized debt discount	(889)	(629)
Unamortized debt discount in other current assets	356	—

Balance	23,308	23,671
Less long-term debt, current portion	—	(4,864)

Long-term debt	$23,308	$18,807

As of December 31, 2014 and September 30, 2015 (unaudited), the future principal payments for long-term debt were as follows (in thousands):

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
2015	$—	$—
2016	7,421	7,421
2017	10,680	10,680
2018	5,699	5,699

Total	$23,800	$23,800

10. Convertible Preferred Stock Warrants

As of December 31, 2014 and September 30, 2015 (unaudited), the following convertible preferred stock warrants were outstanding:

		December 31, 2014		September 30, 2015
Series	Exercise Price Per Share	Preferred Shares Underlying Warrants	Fair Value	Preferred Shares Underlying Warrants	Fair Value
				(unaudited)
A	$0.8209000	334,998	$35	334,998	$8
B	2.1502753	31,973	3	31,973	1
C-1(1)	0.0100000	2,472,088	1,244	2,472,088	1,426
D	0.6663973	825,332	245	825,332	290
F	0.9280000	646,551	172	646,551	130
G	1.4314298	640,129	164	640,129	68
G/H	1.4314298	—	—	196,831	51
H	0.0100000	—	—	9,756,160	10,228

Total Warrants		4,951,071	$1,863	14,904,062	$12,202

(1)	3,006,088 shares of Series C-1 preferred stock underlie the Series C-1 warrant, of which 2,472,088 shares have vested.

Series A Convertible Preferred Stock Warrants Issued to Pinnacle Ventures—As consideration for a 2006 Loan and Security Agreement, the Company issued fully vested warrants to Pinnacle Ventures to purchase 334,998 shares of Series A convertible preferred stock at an exercise price of $0.8209000 per share. These warrants will expire in March 2016.

Series B Convertible Preferred Stock Warrants Issued to Pinnacle Ventures—As consideration for a 2008 Amended and Restated Loan and Security Agreement with Pinnacle Ventures, the Company issued fully vested warrants to purchase 157,538 shares of Series B convertible preferred stock at an exercise price of $2.1502753 per share. These Series B warrants have a term of 10 years. In connection with the issuance of the Series D convertible preferred stock in November 2009, warrants to purchase 125,565 shares of Series B convertible preferred stock automatically converted into fully vested warrants to purchase 405,164 shares of Series D convertible preferred stock at an exercise price of $0.6663973 per share. See “—Series D Convertible Preferred Stock Warrants Issued to Pinnacle Ventures” below.

Series C-1 Convertible Preferred Stock Warrants Issued to Intel Corporation—In connection with entering into the Intel Agreement (see Note 7 Deferred Revenue), the Company issued warrants to purchase up to 4,006,088 shares of Series C-1 convertible preferred stock at an exercise price of $0.01 per share. The warrants vest and become exercisable upon the achievement of certain milestones, primarily related to product development. As of September 30, 2015, warrants to purchase 534,000 shares of Series C-1 convertible preferred stock are subject to potential vesting under the Intel Agreement. The fair value at vesting will be allocated to the Intel Agreement. During the year ended December 31, 2009, warrants to purchase 3,472,088 shares vested with a fair value of $1,927,505. Prior to 2014, 1,000,000 of the shares underlying the vested warrants were issued upon exercise of such warrants. The remaining warrants will expire in January 2019.

Series D Convertible Preferred Stock Warrants Issued to Pinnacle Ventures—As consideration for a 2009 Amendment to the 2008 Amended and Restated Loan and Security Agreement with Pinnacle Ventures, the Company issued to Pinnacle Ventures fully vested warrants to purchase 210,084 shares of Series D convertible preferred stock. The Company also issued fully vested warrants to purchase an additional 210,084 shares of Series D convertible preferred stock when the Company borrowed an additional $3.5 million in December 2010. In addition, in connection with the issuance of the Series D convertible preferred stock in November 2009, warrants to purchase 125,565 shares of Series B convertible preferred stock automatically converted into fully vested warrants to purchase 405,164 shares of Series D convertible preferred stock. The Series D warrants have an exercise price of $0.6663973 per share and a term of ten years.

Series F Convertible Preferred Stock Warrants Issued to Pinnacle Ventures—On April 5, 2013, in connection with the 2013 Agreement, the Company issued to Pinnacle Ventures fully vested warrants to purchase 646,551 shares of Series F convertible preferred stock at an exercise price of $0.9280000 price per share. These warrants will expire in April 2023.

Series G Convertible Preferred Stock Warrants Issued to Pinnacle Ventures—On December 16, 2014, in connection with the 2013 Amended Agreement, the Company issued to Pinnacle Ventures fully vested warrants to purchase 640,129 shares of Series G convertible preferred stock at an exercise price of $1.4314298 per share. At issuance, the estimated fair value was determined using the Monte Carlo Simulation with an aggregate fair value of $173,091 that was determined using the following assumptions: risk-free rate of 2.13%, contractual term of 9.71 years, and volatility of 50%. The warrants will expire in December 2024.

Series G or Series H Convertible Preferred Stock Warrants Issued to Hercules Technology Growth Capital—On January 30, 2015, the Company entered into a Loan and Security Agreement with Hercules Technology Growth Capital for an $11.5 million, revolving line of credit. In connection with this agreement, the Company issued fully vested warrants to purchase 196,831 shares at an exercise price of $1.4314298 per share. At the election of the holder, these warrants may be exercised for Series G or Series H convertible preferred stock. At issuance, the estimated fair value was determined using the Monte Carlo Simulation with an aggregate fair value of $50,000 that was determined using the following assumptions: risk-free rate of 2.06%, contractual term of 9.83 years, and volatility of 50%. The warrants will expire in January 2025.

Series H Convertible Preferred Stock Warrants Issued to GLOBALFOUNDRIES—In connection with the collaboration and development agreement with GLOBALFOUNDRIES on March 25, 2015, the Company issued to GLOBALFOUNDRIES fully vested warrants to purchase 9,756,160 shares of Series H convertible preferred stock at an exercise price of $0.01 per share. At issuance, the estimated fair value was determined using the Monte Carlo Simulation with an aggregate estimated fair value of $12.0 million that was determined using the following assumptions: risk-free interest rate of 1.03%, expected term of one year, no expected dividends, and volatility of 35%. The fair value of these warrants was recorded as an operating expense in the consolidated statement of operations at the date of issuance. These warrants will expire at the earlier of March 2025, the Company’s initial public offering, or a deemed liquidation event.

Determining Fair Value of Convertible Preferred Stock Warrants

The methodology and assumptions used to determine the fair value of convertible preferred stock warrants were as follows:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Valuation Methodology	Monte Carlo	Monte Carlo	Monte Carlo
Risk-free interest rate	0.4%—2.2%	0.3%—2.4%	0.03%—2.06%
Expected term	1.0—9.7 yrs.	1.5—8.5 yrs.	0.5—9.2 yrs.
Expected dividends	0%	0%	0%
Volatility	35%—50%	40%—50%	35%—50%
Fair value of preferred stock:
Convertible preferred series A	$0.48	$0.35	$0.32
Convertible preferred series B	0.77	0.72	0.55
Convertible preferred series C-1	0.77	0.72	0.55
Convertible preferred series D	0.83	0.74	0.60
Convertible preferred series E	0.81	0.83	0.65
Convertible preferred series F	0.95	0.94	0.82
Convertible preferred series G	1.43	1.43	1.35
Convertible preferred series H	—	—	1.42

11. Convertible Preferred Stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue convertible preferred stock as follows (in thousands, except share amounts):

	Authorized Shares	Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
	As of December 31, 2014
Convertible Preferred Series A	18,664,515	18,329,516	$11,170	$14,935
Convertible Preferred Series B	12,081,401	12,049,428	19,234	25,834
Convertible Preferred Series C-1	4,006,088	1,000,000	1,597	922
Convertible Preferred Series D	57,997,639	57,172,304	38,099	37,950
Convertible Preferred Series E	26,438,715	26,438,711	22,696	22,608
Convertible Preferred Series F	43,749,995	43,103,440	40,000	40,017
Convertible Preferred Series G	14,612,172	13,972,043	20,000	19,917

Total as of December 31, 2014	177,550,525	172,065,442	$152,796	$162,183

	Authorized Shares	Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
	As of September 30, 2015 (unaudited)
Convertible Preferred Series A	18,664,515	18,329,516	$11,170	$14,935
Convertible Preferred Series B	12,081,401	12,049,428	19,234	25,834
Convertible Preferred Series C-1	4,006,088	1,000,000	1,597	922
Convertible Preferred Series D	57,997,639	57,172,304	38,099	37,950
Convertible Preferred Series E	26,438,715	26,438,711	22,696	22,608
Convertible Preferred Series F	43,749,995	43,103,440	40,000	40,017
Convertible Preferred Series G	14,809,003	13,972,043	20,000	19,917
Convertible Preferred Series H	35,604,441	25,848,278	37,000	36,970

Total as of September 30, 2015 (unaudited)	213,351,797	197,913,720	$189,796	$199,153

The holders of the convertible preferred stock have various rights and privileges, as follows:

Dividends—Holders of each series of convertible preferred stock shall be entitled to receive noncumulative dividends on a pari passu basis when, as, and if declared by the Company’s board of directors at the annual dividend rate of 8% of the respective original issue price per share for such series of preferred stock. Such dividends, if any, shall be payable in preference to any dividends on common stock. Through September 30, 2015, no dividends have been declared or paid. The holders of convertible preferred stock are entitled to participate in any dividends payable to the holders of common stock (other than a dividend on the common stock payable solely in shares of common stock) on a pari passu, as converted to common stock basis.

Liquidation Preference—In the event the Company liquidates, dissolves, or winds up its business, either voluntarily or involuntarily, the funds and assets that may be legally distributed to the Company’s stockholders shall be distributed in the following manner:

•	First, holders of Series H convertible preferred stock shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders, an amount per share equal to $1.4314298 plus any declared but unpaid dividends on such Series H convertible preferred stock. If such available funds and assets shall be insufficient to permit the payment to holders of Series H convertible preferred stock of their full liquidation preference, then the entire amount of available funds and assets shall be distributed ratably according to the number of outstanding shares of Series H convertible preferred stock held by each holder thereof.

•	Then, following the payment of the liquidation preference described in the immediately preceding bullet, all current employee stockholders eligible under the Company’s Change of Control Incentive Plan effective March 25, 2015 shall be entitled to receive, prior and in preference to any distribution of any payment or distribution to any of the Company’s other stockholders (except as described in the immediately preceding bullet), an aggregate payment amount equal to 12% of the remaining available funds and assets. If the remaining available funds and assets shall be insufficient to permit the full aggregate payment amount pursuant to the Change of Control Incentive Plan, then the aggregate payment amount shall be reduced to equal the entire amount of remaining available funds and assets (including a reduction to zero in the event the entire amount of available funds and assets are paid in satisfaction of the liquidation preference described in the immediately preceding bullet).

•	Then, following the payment of the liquidation preferences described in the immediately preceding bullets, holders of Series G convertible preferred stock shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders (except as described in immediately preceding bullets), an amount per share equal to $1.4314298 plus any declared but unpaid dividends on such Series G convertible preferred stock. If the remaining available funds and assets shall be insufficient to permit the payment to holders of Series G convertible preferred stock of their full liquidation preference, then the entire amount of available funds and assets shall be distributed ratably according to the number of outstanding shares of Series G convertible preferred stock held by each holder thereof.

•	Then, following the payment of the liquidation preferences described in the immediately preceding bullets, holders of Series F convertible preferred stock shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders (except as described in immediately preceding bullets), an amount per share equal to $0.9280000 plus any declared but unpaid dividends on such Series F convertible preferred stock. If the remaining available funds and assets shall be insufficient to permit the payment to holders of Series F convertible preferred stock of their full liquidation preference, then the entire amount of available funds and assets shall be distributed ratably according to the number of outstanding shares of Series F convertible preferred stock held by each holder thereof.

•	Then, following the payment of the liquidation preferences described in the immediately preceding bullets, holders of Series E convertible preferred stock shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders (except as described in immediately preceding bullets), an amount per share equal to $0.8584483 plus any declared but unpaid dividends on such Series E convertible preferred stock. If the remaining available funds and assets shall be insufficient to permit the payment to holders of Series E convertible preferred stock of their full liquidation preference, then the entire amount of available funds and assets shall be distributed ratably according to the number of outstanding shares of Series E convertible preferred stock held by each holder thereof.

•	Then, following the payment of the liquidation preferences described in the immediately preceding bullets, holders of Series D convertible preferred stock shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders (except as described in immediately preceding bullets), an amount per share equal to $0.6663973 plus any declared but unpaid dividends on such Series D convertible preferred stock. If the remaining available funds and assets shall be insufficient to permit the payment to holders of Series D convertible preferred stock of their full liquidation preference, then the entire amount of available funds and assets shall be distributed ratably according to the number of outstanding shares of Series D convertible preferred stock held by each holder thereof.

•

Then, following the payment of the liquidation preferences described in the immediately preceding bullets, the holders of each share of Series A, Series B and Series C-1 convertible preferred stock (the “junior convertible preferred stock”) then outstanding shall be entitled to receive, prior and in preference to any payment or distribution to any of the Company’s other stockholders (except as described in the immediately preceding bullets), an amount per each particular share of junior convertible preferred stock equal to the product obtained by multiplying (x) $32,000,000 by (y) a quotient, (a) the numerator of which equals the sum of the original issue price for such particular share of junior convertible preferred stock, plus all declared but unpaid dividends on such particular share of junior convertible preferred stock; and (b) the denominator of which equals the sum of the original issue price for all shares of junior convertible preferred stock (calculated as the sum of (i) the original issue price for the Series A convertible preferred stock ($0.8209000 per share) multiplied by the number of shares of Series A convertible preferred stock outstanding, (ii) the original issue price for the Series B convertible preferred stock ($2.1502753 per share)) multiplied by the number of shares of Series B convertible preferred stock outstanding, and (iii) the original issue price for the Series C-1 convertible preferred stock ($2.1502753 per share) multiplied by the number of shares of Series C-1 convertible preferred stock outstanding, plus all declared but unpaid dividends on all shares of junior convertible preferred stock (the “junior convertible preferred liquidation preference”). If the available funds and assets shall be insufficient to permit the payment to holders of the junior convertible preferred stock of their junior convertible preferred liquidation preference, then the remaining available funds and assets shall be distributed ratably among the holders of junior convertible preferred stock on an equal priority, pari passu basis, in proportion to the full preferential amount each such holder is otherwise entitled to receive.

•	Then, following the payment of the liquidation preferences described in the immediately preceding bullets, any remaining available funds and assets shall be distributed solely among the holders of the then-outstanding Series D convertible preferred stock and common stock pro rata according to the number of shares of common stock held by each holder thereof (based on an as converted to common stock basis), provided, however, that the aggregate amount which the holders of Series D convertible preferred stock shall be entitled to receive shall not exceed three times the original issue price per share for the Series D convertible preferred stock.

Conversion—Each share of convertible preferred stock is convertible into a number of shares of common stock, which results from dividing the original issue price of such series of convertible preferred stock by the corresponding conversion price for such series of convertible preferred stock that is in effect at the time of conversion. As of December 31, 2014 and September 30, 2015 (unaudited), each share of convertible preferred stock with the exception of Series C-1 will convert into one share of common stock and each share of Series C-1 will convert into 1.16454 shares of common stock. All shares of convertible preferred stock will be converted automatically into shares of common stock (1) immediately prior to the closing of the sale of the Company’s common stock in a firm commitment underwritten public offering registered under the Securities Act of 1933, as amended, for aggregate proceeds to the Company exceeding $30 million or (2) upon the Company’s receipt of the written consent of the holders of (a) not less than a majority of the then-outstanding shares of all convertible preferred stock (voting together as a separate class, on an as-converted to common stock basis), (b) not less than 60% of the then-outstanding shares of Series D convertible preferred stock voting as a separate class, (c) not less than a majority of each the then-outstanding shares of Series E, Series F and Series G convertible preferred stock, each voting as a separate class, and (d) not less than a majority of the then-outstanding shares of Series H convertible preferred stock, voting as a separate class, in each case to the conversion of all then-outstanding convertible preferred stock; provided that, in the case of (d), if there are two or more unaffiliated holders that, together with their affiliates, hold 1,500,000 or more shares of outstanding Series H convertible preferred stock, the affirmative vote of at least two such holders shall be required.

Voting Rights—Each holder of convertible preferred stock has voting rights and powers equal to an equivalent number of shares of common stock into which it is convertible and equal to the voting rights and powers of the common stock. Fractional votes are not permitted and are rounded to the nearest whole number.

Redemption—The convertible preferred stock is not redeemable at the option of the holders of the convertible preferred stock.

Board of Directors—Holders of the common stock, voting as a separate class, shall be entitled to elect two of eight directors of the Company. Holders of convertible preferred stock, voting as a separate class, are entitled to elect five members of the Board of Directors, so long as at least 1,000,000 shares of convertible preferred stock remain outstanding, and are entitled with the holders of the common stock, voting together as a single class on an as-converted to common stock basis, to elect one member of the Board of Directors.

12. Common Stock

The Company’s certificate of incorporation, as of September 30, 2015 (unaudited), authorized the Company to issue up to 297,000,000 shares of common stock at $0.00001 par value per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends out of funds legally available therefore, when and if declared by the board of directors, subject to the approval and priority rights of holders of all classes of convertible preferred stock outstanding. No dividends have been declared to date. The Company had shares of common stock reserved for issuance as follows:

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
Conversion of convertible preferred stock	172,229,979	198,078,257
Warrants to purchase convertible preferred stock	5,979,686	15,932,674
Outstanding options to purchase common stock	39,125,962	47,708,075
Future grants under stock option plans	3,062,853	3,545,607

Total shares reserved for issuance	220,398,480	265,264,613

Common Stock Warrants—During 2007, the Company issued warrants to consultants as consideration for services performed. The warrants were fully vested and exercisable for an aggregate of 121,513 shares of common stock at $0.36 per share. During 2014, 13,888 shares of common stock underlying the warrants were exercised and the remainder of the warrants expired unexercised.

Stock Option Plan—Under the Company’s equity incentive plan (the “Plan”), 3,062,853 shares of common stock have been reserved at December 31, 2014 and 3,545,607 at September 30, 2015 (unaudited), for the issuance of incentive stock options (ISO); nonstatutory stock options (NSO); or the sales of restricted common stock to employees, officers, directors, and consultants of the Company. The exercise price of an option is determined by the Board of Directors when the option is granted and may not be less than 85% of the fair market value of the shares on the date of grant, provided that the exercise price of an ISO is not less than 100% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10% stockholder is not less than 110% of the fair market value of the shares on the date of grant. ISOs granted under the Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service and expire 10 years from the grant date. NSOs vest as per the specific agreement and expire 10 years from the date of grant. The Plan allows for early exercise of options prior to full vesting as determined by the Board of Directors and set forth in the stock option agreements governing such options. Exercises of unvested options are subject to repurchase by the Company at not less than the original exercise price upon termination of employment. For the year ended December 31, 2014 and the nine month period ended September 30, 2015 (unaudited), there was a de minimis amount of shares subject to repurchase.

During 2014, the Company granted certain service providers fully vested options to purchase 157,658 shares of common stock at an exercise price of $0.20 per share under the Plan. In connection with the grants, the Company recorded compensation expense of $16,629 in 2014. The Company’s calculation of compensation expense was made using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 2.10% to 2.73%, contractual term of 10 years, no expected dividends, and volatility of 44%.

During the nine months ended September 30, 2015 (unaudited), the Company granted certain service providers options to purchase 150,326 shares of common stock at a weighted average exercise price of $0.28 per share under the Plan. In connection with the grants, the Company recorded compensation expense of $10,773 for the nine months ended September 30, 2015 (unaudited). The Company’s calculation of compensation expense was made using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 1.65% to 2.32%, contractual term of 10 years, no expected dividends, and volatility of 42%.

Activity under the Company’s stock option plan is set forth below:

	Number of Shares Available for Issuance	Outstanding Options
		Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance—January 1, 2014	6,782,873	28,539,657	$0.18	6.4	$2,403
Shares authorized for grant	9,000,000	—
Granted	(14,020,758)	14,020,758	$0.20
Exercised	—	(2,133,715)	$0.15
Canceled	1,300,738	(1,300,738)	$0.22

Balance—December 31, 2014	3,062,853	39,125,962	$0.18	6.9	$2,965
Shares authorized for grant (unaudited)	14,000,000	—
Granted (unaudited)	(13,957,026)	13,957,026	$0.34
Exercised (unaudited)	—	(4,935,133)	$0.18
Canceled (unaudited)	439,780	(439,780)	$0.21

Balance—September 30, 2015 (unaudited)	3,545,607	47,708,075	$0.23	7.3	$7,864

Vested and exercisable–December 31, 2014		28,982,108	$0.18	6.1	$2,435

Vested and expected to vest(1)—December 31, 2014		37,888,412	$0.18	6.9	$2,901

Vested and exercisable–September 30, 2015 (unaudited)		30,000,230	$0.19	6.0	$6,145

Vested and expected to vest(1)—September 30, 2015 (unaudited)		45,866,459	$0.22	7.2	$7,685

(1)	Options expected to vest reflect an estimated forfeiture rate.

As of December 31, 2014, approximately $0.9 million of unrecognized stock compensation cost related to awards was expected to be recognized over a weighted-average period of 2.9 years. As of September 30, 2014 and 2015 (unaudited), there was approximately $0.8 million and $1.8 million, respectively of unrecognized compensation cost related to unvested options granted, which is expected to be recognized over a weighted-average period of 3.1 years and 3.5 years, respectively.

The aggregate intrinsic value of options exercised during the year ended December 31, 2014 and the nine month periods ended September 30, 2014 and 2015 (unaudited) was $0.2 million, $37,000, and $1.0 million, respectively.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2014, and the nine months ended September 30, 2014 and 2015 (unaudited) was $0.09 and $0.09 and $0.11 per share, respectively.

Determining Fair Value of Stock Options to Employees-The fair value of each grant of stock options to the Company’s employees was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair Value of Common Stock—The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors determined the fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent contemporaneous third-party valuations of the Company’s common stock, the Company’s operating and financial performance, the lack of liquidity of the Company’s capital stock and general and industry specific economic outlooks, amongst other factors.

Expected Term—The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company has opted to use the simplified method for estimating the expected term, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected Volatility—The expected stock price volatility assumption was determined by examining the historical volatilities of a group of industry peers, as the Company does not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate—The risk-free rate assumption was based on U.S. Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

Expected Dividends—The expected dividends was 0% as the Company has not paid, and does not expect to pay, cash dividends in the foreseeable future.

Forfeiture Rate—The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The calculated fair value of option grants was estimated using the Black-Scholes model with the following assumptions:

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Risk-free interest rate	1.66% - 1.98%	1.98% - 2.57%	1.62% - 2.32%
Expected term	5.5 - 10 yrs.	6.08 - 10 yrs.	6.08 - 10 yrs.
Expected dividends	0%	0%	0%
Volatility	44%	44%	42%

Stock-Based Compensation Expense—The Company uses the straight-line vesting attribution method to record stock-based compensation expense. Stock-based compensation expense recognized in the consolidated statements of operations is as follows (in thousands):

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Cost of revenue	$10	$8	$11
Research and development	382	306	276
Sales and marketing	36	29	51
General and administrative	430	387	259

Total	$858	$730	$597

No income tax benefit associated with stock-based compensation expense was recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2014 or the nine month periods ended September 30, 2014 and 2015 (unaudited).

Early Exercise of Common Stock and Associated Promissory Notes—During the years ended December 31, 2009 and 2010, the Company granted options to two executives to purchase 6,426,905 and 6,540,256 shares of common stock at an exercise price of $0.21 per share and $0.11 per share, respectively, that had a four-year vesting period. These options were early exercised through promissory notes. The 2009 notes bear interest at 1.94% and are collateralized by the stock issued upon the exercise of the stock option until the notes are repaid. The 2010 notes bear interest at 1.94% and 1.73% for 6,021,170 and 519,086 shares of common stock, respectively, and are collateralized by the stock issued upon the exercise of the stock options until the notes are repaid. Interest is compounded annually and principal is due no later than June 2018 for the 2009 notes. Interest is compounded annually and principal on the 2010 notes is due no later than February 2019, March 2019, and November 2019 for 5,691,170, 330,000, and 519,086 shares of common stock, respectively. The Company accounted for the promissory notes as nonrecourse promissory notes and accounted for the related shares as outstanding stock options. All interest and principal payments received relating to the notes will be accounted for as a refundable deposit and will be transferred to additional paid-in capital once the notes are fully repaid. On April 18, 2014, $175,000 of interest was forgiven in the form of a bonus to one executive pertaining to these promissory notes. No other principal or interest payments have been made, as of September 30, 2015.

13. Income Taxes

The following table represents domestic and foreign components of income (loss) before income taxes for the period presented (in thousands):

Year Ended December 31, 2014
Domestic	$(27,869)
Foreign	125

$(27,744)

The Company’s provision for income taxes was as follows (in thousands):

Year Ended December 31, 2014
Current:
Federal	$—
State	1
Foreign	55

Current provision for income taxes	$56

Income tax expense differed from the amount computed by applying the federal statutory income tax rate of 34% to pretax loss primarily as a result of changes in the valuation allowance and state taxes (in thousands).

	Year Ended December 31, 2014
	Amount	Percentage
Federal tax at statutory rate	$(9,433)	34%
Change in valuation allowance	11,925	(43)
State taxes	(1,997)	7
Stock-based compensation	185	—
Research and development credit	(629)	2
Other	5	—

Total	$56	—%

Significant components of the Company’s net deferred tax assets as of December 31, 2014 were as follows (in thousands):

Year Ended December 31, 2014
Deferred tax assets:
Net operating loss carryforwards	$66,907
Tax credit carryforwards	9,514
Accruals recognized in different periods	2,994
Capitalized intellectual property	280
Other	421

Gross deferred tax assets	80,116

Deferred tax liabilities:
Fixed assets	(274)

Gross deferred tax liabilities	(274)

Valuation allowance	(79,842)

Total net deferred tax assets	$—

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (or loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income tax expense (benefit) in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

Based on the available objective evidence, both positive and negative, management believes that it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of December 31, 2014. The valuation allowance for deferred tax assets was $79.8 million as of December 31, 2014. The increase in the valuation allowance for the year ended December 31, 2014 was $12.0 million.

At December 31, 2014, the Company had net operating loss (“NOL”) carryforwards of approximately $168.1 million and $167.1 million for federal and state income tax purposes, respectively. The NOL carryforwards begin to expire in 2025 and 2015 for federal and state purposes, respectively.

At December 31, 2014, the Company had research and development tax credit carryforwards of approximately $4.7 million and $4.9 million for federal and state income tax purposes, respectively. The federal tax credit carryforwards begin to expire in 2026 and the state tax credits carry forward indefinitely.

Internal Revenue Code Section 382 and similar California rules place a limitation on the amount of taxable income that can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership). Generally, after a control change, a corporation cannot deduct NOL carryforwards in excess of the Section 382 limitations. Due to these provisions, utilization of NOL and tax credit carryforwards may be subject to annual limitations regarding their utilization against taxable income in future periods. The annual limitation may result in the expiration of NOLs and federal credits before utilization. However, any limitations would not impact the results of the Company’s operations and cash flows because the Company has recorded a full valuation allowance against the net deferred tax assets. The Company is currently undergoing an analysis to determine the existence of any Section 382 limitations on its NOL carryforwards and potential limitations that may be triggered as the result of stock ownership changes.

The Company did not have any uncertain tax benefits as of December 31, 2014. The Company does not have any tax positions for which it is reasonably possible the total amount of gross uncertain tax benefits will increase or decrease within 12 months of the year ended December 31, 2014.

The Company’s policy is to classify interest and penalties associated with uncertain tax benefits as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits in its balance sheets and statements of operations for the year ended December 31, 2014.

Although the Company files U.S. federal and various state tax returns, the Company’s only major tax jurisdictions are the United States and California. The tax years 2006 to 2014 remain open in several jurisdictions.

14. Net Loss and Unaudited Pro Forma Net Loss Per Share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Net loss—basic and diluted	$(27,800)	$(22,372)	$(13,292)
Less: Undistributed earnings to preferred stockholders	—	—	—

Net loss attributable to common stockholders	$(27,800)	$(22,372)	$(13,292)
Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders	11,196,337	10,942,022	13,726,358

Basic and diluted net loss per share attributable to common stockholders	$(2.48)	$(2.04)	$(0.97)

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the holders of the Company’s convertible preferred stock are entitled to receive non-cumulative dividends, payable prior and in preference to any dividends on shares of the common stock. Any additional dividends will be distributed among the holders of convertible preferred stock and common stock pro rata, assuming the conversion of all convertible preferred stock into common stock. Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period earnings allocated to preferred stockholders based on their respective rights to receive dividends. In computing diluted net income attributed to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. The Company’s convertible preferred stockholders do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to the common stockholders. Because the Company has reported a net loss attributable to common stockholders for the years ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 (unaudited), diluted net loss per common share is the same as basic net loss per common share for those periods.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported (in common stock equivalent shares):

	Year Ended December 31, 2014	Nine Months Ended September 30,
		2014	2015
		(unaudited)
Stock options to purchase common stock	35,029,589	33,276,742	40,823,132
Convertible preferred stock	169,775,102	168,947,818	186,641,527
Convertible preferred stock warrants	5,367,617	5,339,557	12,945,610

Total	210,172,308	207,564,117	240,410,269

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 give effect to (i) the automatic conversion of outstanding shares of all outstanding convertible preferred stock into 198,078,257 shares of common stock upon an initial public offering as if they had been converted to common stock and such shares were outstanding and (ii) the exercise in full of a warrant to purchase 9,756,160 shares of Series H convertible preferred stock, which in-the-money warrant would otherwise expire in connection with the closing of the proposed initial public offering. The issuances of the shares are assumed to have occurred as of the beginning of the fiscal period or date of issuance, whichever is later. As the Company incurred a net loss for the years ended December 31, 2014, and for the nine months ended September 30, 2014 and 2015 (unaudited), there is no income allocation required under the two class method or dilution attributed to pro forma weighted-average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
(unaudited)
Pro forma net loss per share attributable to common stockholders—basic and diluted numerator:
Net loss	$	$
Less: change in fair value of convertible preferred stock warrant liability

Pro forma net loss	$	$

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share
Adjustments to reflect the assumed conversion of convertible preferred stock and exercise of the Series H convertible preferred stock warrant

Pro forma weighted-average number of shares outstanding—basic and diluted

Pro forma net loss per share attributable to common stockholders—basic and diluted	$	$

15. Employee Benefit Plan

The Company has established a 401(k) plan, which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company may, at its discretion, make matching contributions to the 401(k) Plan. The Company has made no contributions to the 401(k) Plan since its inception.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Aquantia Corp. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of its directors to the fullest extent permitted under the Delaware General Corporation Law. The Registrant’s amended and restated bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Each of the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will become effective upon the closing of this offering.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the Delaware General Corporation Law.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and officers that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•	indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct (but only to the extent of such specific determination) or a breach of his or her duty of loyalty or resulting in any personal profit or advantage to which the director or officer is not legally entitled;

•	indemnification for proceedings or claims brought by an officer or director against the Registrant or any of the Registrant’s directors, officers, employees or agents, except for (i) claims to establish or enforce a right of indemnification, (ii) claims approved by the Registrant’s board of directors, or (iii) claims required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended (the “Securities Act”) or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant intends to enter into an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2013:

(1)	From January 1, 2013 to February 3, 2016, we granted stock options to purchase an aggregate of 32,431,437 shares of common stock at exercise prices ranging from $0.20 to $0.44 per share to a total of 189 employees, consultants and directors under the 2004 plan and its successor plan, the 2015 plan. Of these options, options to purchase 11,458,938 shares have been exercised for cash consideration in the aggregate amount of $2,581,303, options to purchase 1,254,089 shares have been cancelled without being exercised and options to purchase 19,718,410 shares remain outstanding;

(2)	In April 2013, December 2014, January 2015 and March 2015 we issued a warrants to accredited investors for up to 646,551 shares of our Series F preferred stock at an exercise price of $0.928 per share, up to 640,129 shares of our Series G preferred stock at an exercise price of $1.4314298 per share, up to 196,831 shares of our Series G preferred stock at an exercise price of $1.4314298 per share, and up to 9,756,160 shares of our Series H preferred stock at an exercise price of $0.01 per share, respectively.

(3)	In June 2013, we issued 4,651,083 shares of our Series D preferred stock and 1,547,378 shares of our Series E preferred stock to accredited investors, in each case pursuant to the exercise of outstanding warrants.

(4)	From January 2014 through July 2014, we issued an aggregate of 13,972,043 shares of our Series G preferred stock to 33 accredited investors at a price per share equal to $1.4314298 for an aggregate purchase price of approximately $20,000,000.

(5)	From March 2015 through July 2015, we issued 25,848,278 shares of our Series H preferred stock to 24 accredited investors at a price per share equal to $1.4314298 for an aggregate purchase price of approximately $37,000,000.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the Registrant’s 2004 and 2015 equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraphs (2) through (5) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on             , 2016.

AQUANTIA CORP.

By:
Faraj Aalaei President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Faraj Aalaei and Mark Voll, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Faraj Aalaei	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2016

Mark Voll	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2016

Dmitry Akhanov	Director	, 2016

Rohini Chakravarthy	Director	, 2016

Marco Chisari	Director	, 2016

Ken Pelowski	Director	, 2016

SIGNATURE	TITLE	DATE

Ramin Shirani	Director	, 2016

Sam Srinivasan	Director	, 2016

Anders Swahn	Director	, 2016

Lip-Bu Tan	Director	, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to the closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated March 25, 2015.

5.1†	Opinion of Cooley LLP.

10.1†+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.

10.2+	2004 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement and Notice of Exercise thereunder.

10.3†+	2015 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder, and amendments thereto.

10.4†+	Non-Employee Director Compensation Policy.

10.5†+	2015 Executive Bonus Plan of Registrant.

10.6†+	Amended and Restated Employment Agreement, dated June 22, 2011, between Faraj Aalaei and the Registrant.

10.7+	Employment Agreement, dated December 10, 2015, between Mark Voll and the Registrant.

10.8+	Offer of Employment by Aquantia Corp., dated November 18, 2009, between Kamal Dalmia and the Registrant.

10.9+	Employment Agreement, dated November 30, 2004, between Ramin Shirani and the Registrant.

10.10	Amended and Restated Loan and Security Agreement, dated December 16, 2014, as amended, between the Registrant and Pinnacle Ventures, L.L.C. and related Subordination Agreement between Pinnacle Ventures, L.L.C. and Hercules Technology Growth Capital, Inc., dated January 30, 2015.

10.11	Loan and Security Agreement, dated January 30, 2015, between the Registrant and Hercules Technology Growth Capital, Inc.

10.12†*	Master Purchase Agreement for 10 Gigabit Ethernet Physical Layer Devices, dated January 15, 2009, between the Registrant and Intel Corporation, as amended, and related Addendums.

10.13†*	Letter Agreement, dated July 29, 2014, between the Registrant and GLOBALFOUNDRIES U.S. Inc.

10.14	Office Lease Agreement between the Registrant and Kalil Jenab & Tiffany Renee Jenab, Trustees, and James S. Lindsay & Sally K. Lindsay, Trustees, as Tenants in Common, dated April 3, 2015.

21.1	Subsidiaries of the Registrant.

23.1†	Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been or will be requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.